ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2025

Dated as of March 31, 2026

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form ("AIF"), including documents incorporated by reference herein, contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking information") concerning Largo Inc.'s (the "Company", or "Largo") projects, capital, anticipated financial performance, business prospects and strategies and other general matters. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking information. The use of words such as "intend", "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may constitute forward-looking information. Statements relating to Mineral Resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the Mineral Resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the Mineral Resources.

Forward-looking statements are necessarily based upon a number of estimates and assumptions related to the factors set forth below that, while considered reasonable by Largo as at the date of this AIF in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking information includes, without limitation, statements with respect to:

  the Company's sales operations and anticipated sales of vanadium products, ilmenite and TiO2;
  the timing and amount of estimated future production and sales;
  costs of future activities and operations;
  the extent of capital and operating expenditures;
  eventual production from the ilmenite plant and/or the titanium project;
  the Company's ability to sell ilmenite, titanium dioxide pigment, V2O5 or other vanadium commodities on a profitable basis;
  the Company's ability to produce V2O5, FeV and V2O3 according to customer specifications;
  expectations regarding the continuity of mineral deposits;
  future prices of V2O5, V2O3, TiO2, FeV, and ilmenite;
  future production at the Company's Maracás Menchen Mine;
  the extent and impact of global freight delays and higher inventory transit time;
  the realization of the anticipated benefits of previously announced transactions or other expectations after the completion of previously announced transactions;
  the competitiveness of the Company's investment in vanadium flow battery technology in the long duration energy storage systems market;
  the Company's ability to maintain, protect and develop its intellectual property and technology;
  the adoption of vanadium flow battery technology generally in the market;
  the cost of producing and implementing the vanadium flow battery technology;
  the impact of the Iran conflict, including the potential for broader economic disruption;
  the results in the Company's Technical Report including resource estimates;
  expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;
  receipt and timing of third party approvals;
  government regulation of mineral exploration and development operations in Brazil;
  expectations regarding any social or local community issues in Brazil that may affect planned or future exploration and development programs;
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  statements in respect of V2O5, V2O3, TiO2, ilmenite and long duration energy storage ("LDES") systems demand and supply; and
  tariffs imposed on imports from the jurisdictions in which the Company operates.

These statements and information are only predictions based on current information and knowledge, some of which may be attributed to third party industry sources. Actual future events or results may differ materially. Undue reliance should not be placed on such forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not be realized.

The following are some of the assumptions upon which forward-looking information is based:

  that general business and economic conditions will not change in a material adverse manner;
  the continued and growing demand for LDES systems and the movement towards a low-carbon future;
  demand for, and stable or improving price of, V2O5, V2O3, FeV, ilmenite, TiO2 and other vanadium commodities;
  that the estimates of the Mineral Resources and Mineral Reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based);
  that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine;
  the availability of financing for operations and development;
  that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity;
  the Company's ability to mitigate the impact of future rainfall;
  the benefit of Largo Physical Vanadium Corp. ("LPV") to Largo, Storion Energy LLC (the "Storion JV"), and the vanadium market generally;
  receipt of regulatory and governmental approvals, permits and renewals in a timely manner;
  the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
  the competitiveness of the Company's investment in vanadium flow battery technology;
  that the Company's plans for iron ore, ilmenite, titanium dioxide pigment and vanadium flow batteries can be achieved;
  the potential impact of the ongoing conflict between Russia and Ukraine on the Company, including any effects of the evolving sanctions against Russia and Russian entities on the Company's sales and trading arrangements;
  the Company's ability to attract and retain skilled personnel and directors; and
  the ability of management to execute strategic goals.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation:

  volatility in prices of, and demand for, V2O5, V2O3, FeV, ilmenite, TiO2 and other vanadium commodities;
  uncertainties regarding the rate of inflation and its effect on the profitability of long-term contracts;
  unexpected operational events and delays;
  risks inherent in mineral exploration and development;
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  uncertainties associated with estimating Mineral Resources and Mineral Reserves (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based);
  uncertainties related to title to the Company's mineral projects;
  risks inherent with the introduction and reliance on recently developed vanadium flow battery technology;
  revocation of government approvals;
  risks associated with our material financing arrangements and our covenants thereunder;
  tightening of the credit markets, global economic uncertainty and counterparty risk;
  failure of plant, equipment or processes to operate as anticipated;
  competition for, among other things, capital and skilled personnel;
  geological, technical and drilling problems;
  fluctuations in foreign exchange or interest rates and stock market volatility;
  rising costs of labour and equipment;
  disruption caused by labour actions;
  risks associated with political and/or economic instability in Brazil;
  compliance with applicable sanctions regimes;
  inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions;
  changes in income tax and other laws of foreign jurisdictions; and
  other factors discussed under "Risk Factors" in this AIF.

Assumptions relating to the potential mineralisation of the Maracás Menchen Mine are discussed in the Technical Report which is available under the Company's profile on SEDAR+ and available on www.sec.gov.

Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, may also materially and adversely affect the Company's business and prospects. Should one or more of these risks and uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The reader is cautioned not to place undue reliance on forward-looking information.

The forward-looking information is presented for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this AIF or documents incorporated herein by reference are made as of the date of this AIF or the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS

Disclosure regarding the Company's mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates included in this AIF, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

In accordance with NI 43-101, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves (the "CIM Definition Standards"), adopted by the CIM Council, as amended.

The United States Securities and Exchange Commission ("SEC") adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act"), which are codified in Regulation S-K subpart 1300. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 have been replaced. As a foreign private issuer under United States securities laws that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definition Standards.

U.S. investors are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under the SEC Modernization Rules.

U.S. investors are also cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralisation in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralisation described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralisation that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" on the Company's projects are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

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Accordingly, information contained in this AIF containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure on technical terminology under "Schedule A Glossary" in this AIF.

MARKET AND INDUSTRY DATA

Market and industry data contained and incorporated by reference in this AIF concerning economic and industry trends is based upon good faith estimates of our management or derived from information provided by industry sources. The Company believes that such market and industry data is accurate and that the sources from which it has been obtained are reliable. However, the Company cannot guarantee the accuracy of such information, and the Company has not independently verified the assumptions upon which projections of future trends are based.

OTHER INFORMATION

In this annual information form, references to "Largo", the "Company", and "we" mean Largo Inc. and its subsidiaries as applicable (unless the context otherwise requires).

QUALIFIED PERSON

Except as otherwise noted in this AIF, Mr. Emerson Ricardo Re, BSc, MSc, MBA, MAusIMM (CP) and Registered Member (Chilean Mining Commission), of HCM Consultoria Geologica Eireli, Geology Advisor to the Company, is the Qualified Person (as that term is defined under NI 43-101) who has reviewed and approved the technical disclosure in this AIF. For a description of key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Report for our material property as filed by us on SEDAR+ at www.sedarplus.com and available on www.sec.gov.

CURRENCY PRESENTATION AND DATE OF INFORMATION

This AIF contains references to the United States dollar, Canadian dollar, Brazilian real, Swiss francs, and European euro. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars "$". Canadian dollars may be referred to as "Canadian dollars" or "C$". Brazilian reais may be referred to as "Brazilian reais" or "R$". Swiss francs may be referred to as "Swiss francs" or "CHF". European euro may be referred to as "European euro" or "€".

The following tables set out the average annual exchange rates according to information published by the Bank of Canada and the resulting currency conversion if one United States dollar, one Brazilian real, one Swiss franc and one Euro were exchanged for the equivalent in Canadian dollars.

Year Ended December 31
One U.S. dollar Closing in Canadian dollars	2025 C$1.3978	2024 C$1.3698	2023 C$1.3497
Year Ended December 31
One Brazilian real Closing in Canadian dollars	2025 C$0.2503	2024 C$0.2553	2023 C$0.2704

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Year Ended December 31
One Swiss franc Closing in Canadian dollars	2025 C$1.6846	2024 C$1.5558	2023 C$1.6846
Year Ended December 31
One European euro Closing in Canadian dollars	2025 C$1.5782	2024 C$1.4818	2023 C$1.4597

Based on information published by the Bank of Canada, (i) the value of one United States dollar, if exchanged for one Canadian dollar, would have been C$1.3706 for the month of December 2025, (ii) the value of one Brazilian real, if exchanged for one Canadian dollar, would have been C$0.2502 for the month of December 2025, (iii) the value of one Swiss franc, if exchanged for one Canadian dollar, would have been C$1.7286 for the month of December 2025 and (iv) the value of one European euro, if exchanged for one Canadian dollar, would have been C$1.6089 for the month of December 2025.

On March 27, 2026, the indicative exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was $1.00 = C$ 1.3875, the exchange rate for Brazilian reais was R$1.00 = C$ 0.2646, the exchange rate for Swiss franc was CHF$1.00 = C$ 1.7402 and the exchange rate for European euro was €1.00 = C$ 1.5983.

The information in this AIF is presented as of December 31, 2025, unless otherwise indicated. Statements relating to the currency of information without reference to a date and references to information being current as of "the date hereof" or "as of the date of this AIF" are current as of March 27, 2026.

NON-GAAP MEASURES

The Company has included non-GAAP financial measures in this AIF. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. The measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Operating Costs, Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

This AIF refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plan and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Maracás Menchen Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Maracás Menchen Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

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Cash operating costs excluding royalties is calculated as cash operating costs less royalties. Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

Revenues Per Pound

This AIF refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance.

For a discussion and reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs for the three months and fiscal year ended December 31, 2025 and 2024, please see "Non-GAAP Measures" in the Company's management's discussion and analysis for the fiscal year ended December 31, 2025, which is available under the Company's profile on SEDAR+ at www.sedarplus.com.

CORPORATE STRUCTURE

Incorporation and Registered Office

Largo is a company continued under the Business Corporations Act (Ontario).

The Company was originally incorporated under the name Kaitone Holdings Ltd. in the Province of British Columbia on April 18, 1988. On September 3, 1991, the Company changed its name to Consolidated Kaitone Holdings Ltd. On May 8, 2003, the Company changed its name to Largo Resources Ltd. On June 10, 2004, the Company continued to the Province of Ontario and filed articles of amendment to amend its authorized share capital to an unlimited number of Common Shares. On October 17, 2014, the Company completed a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares. On March 4, 2021, the Company completed a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares. On November 8, 2021, the Company changed its name from Largo Resources Ltd. to Largo Inc.

The head office and registered office of the Company is located at First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

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Intercorporate Relationships

The following chart shows our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities we beneficially own or over which we have control or direction:

Notes:

(1) Under Brazilian law, a corporation must have at least two shareholders or quotaholders, as applicable. Shareholders or quotaholders, as applicable, can be individuals or legal entities.

(2) The remaining shares of Largo Vanádio de Maracás S.A. are owned by Companhia Baiana de Pesquisa Mineral, an entity controlled by the Brazilian State of Bahia. See also "Description of the Business - Material Project - Maracás Menchen Mine - Project Description, Location and Access".

(3) Holds a 100% interest in the tungsten-molybdenum Northern Dancer Project in the Yukon, Canada.

(4) Holds a 100% interest in the tungsten tailings Currais Novos Project in Brazil.

(5) Holds explorations rights and an option to lease the iron-vanadium Campo Alegre Project in Brazil pursuant to an agreement with CPBM.

(6) Holds a 100% interest in our Maracás Menchen Mine.

(7) These entities facilitate the Company's sales and distribution capabilities. See also "Description of the Business - Marketing and Distribution".

(8) Incorporated to hold the Company's titanium-related assets in Brazil.

(9) Holds a 37.4% interest in Storion Energy, LLC - a joint venture with Stryten Critical E-Storage, LLC, who holds a 37.4% interest in Storion Energy, LLC and Atlas Storion Investor LLC, who holds a 25.3% interest in Storion Energy, LLC.

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GENERAL DEVELOPMENT OF THE BUSINESS

Largo is a Canadian natural resource company listed on the TSX (LGO) and NASDAQ (LGO).

We are one of the world's preferred vanadium companies focused on the production of vanadium pentoxide (V2O5) at our Maracás Menchen Project located in Bahia, Brazil, being the Company's sole material project for the purposes of NI 43-101. The Maracás Menchen Project consists of the currently operating Maracás Menchen Mine (Campbell Pit) and includes a number of other deposits being explored throughout the project area. The Maracás Menchen Mine is our principal operating asset and has accounted for substantially all of our revenues since commencing operations in 2014. The Company is in the process of developing and increasing additional revenue streams from the deposit, including increasing its ilmenite concentrate sales, exploring the potential of TiO2 pigment production in the future, and commercializing its iron ore calcine material that is produced as a byproduct of production. In July 2023, the Company completed the construction of its ilmenite plant and is focused on the ramp up of its ilmenite concentrate production. In 2025, ilmenite concentrate production was 30,282 tonnes against 44,863 tonnes produced in 2024.

Vanadium is primarily used as an alloy to strengthen steel and reduce its weight and in alloys like titanium. Vanadium enhanced steels are currently used in a vast range of products, including rebar, automobiles and transport infrastructure, and is increasingly being adopted in other products and applications that demand stronger and lighter steel. Ilmenite is a key raw material in the production of TiO2, used in pigments, paints, plastics and titanium metal production. It is also essential for ceramics and high-performance coatings.

We also have a portfolio of secondary projects consisting of (i) the Campo Alegre de Lourdes project, an iron vanadium property in Bahia, Brazil, (ii) the Northern Dancer Project, a tungsten and molybdenum property in Yukon, Canada, and (iii) Currais Novos, a tungsten project. As of the date of this AIF, none of these projects are operational, and we do not consider any of these projects to be material properties.

Following the acquisition of vanadium flow battery technology in 2020, we began a strategic transformation to vertically integrate our vanadium products with our vanadium battery technology. Our vanadium flow battery can support improved reliability and grid stability in long duration applications. Uses of our vanadium flow battery technology includes, but is not limited to, renewable integration, grid optimization and microgrid enablement. Largo Clean Energy Corp. ("LCE") entered into an agreement to supply its first vanadium flow battery to Enel Green Power España ("EGPE"), and final delivery remains a priority focus. LCE completed phase 1 hot commissioning of the vanadium flow battery system in the fourth quarter of 2023 and phase 2 hot commissioning was completed in 2025. All tasks required for system installation are closed and the terms of long-term maintenance are fully negotiated and final system delivery is in progress. See "Description of the Business - Sales to Customers". In August 2023, we announced that LCE was exploring and evaluating potential strategic alternatives in the power generation markets globally. In December 2024, we announced the signing of definitive agreements between LCE and Stryten Critical E-Storage, LLC, an affiliate of Stryten Energy, to establish a joint venture in Storion Energy, LLC with the goal of becoming a leading manufacturer of domestically produced vanadium electrolyte in the United States. See "General Development of the Business - Three Year History - Operations".

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Three Year History

The following is a summary of the general development of the Company's business.

Debt Facilities

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10 million bearing interest at 8.51% per annum and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually. In October 2025, an amendment to the agreement was executed, extending the maturity of the balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

In September 2023, the Company secured a new $15 million debt facility with a bank in Brazil. This new facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% per annum is to be paid every six months. In May 2025, the Company extended the due date of the first principal payment from May until August 2025. In August 2025, the Company extended the due date of the first principal payment from August 2025 to October 2025. In October 2025, a principal repayment of $356,000 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.75%.

In October 2023, the Company secured a three-year debt facility of $20 million bearing interest at 8.95% per annum. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. In October 2025, a principal repayment of $475,000 was made. Subsequently, an amendment to the agreement was executed, changing the maturity of the installments to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.95%.

In December 2023, the Company secured a two-year debt facility of $10 million with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% per annum is to be paid at maturity. In October 2025, a principal repayment of $237,000 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 10.45%.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8 million. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% per annum, with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50 million with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% per annum. On September 30, 2024, the Company received R$50 million ($9.235 million) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate. In May 2025, the Company extended the term for a further 120 days with accrued interest at a rate of 9.05% per annum. In September 2025, the Company extended the term for one year with accrued interest at a rate of 9.05% per annum.

On June 25, 2024, the Company entered into an inventory financing agreement for up to $10 million. Under this facility, the Company may use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10 million for periods of up to 100 days. Repayments include a 1% commission fee, interest at the one-month U.S. Secured Overnight Financing Rate plus 3%, and other direct costs. The Company began utilizing the facility in July 2024. On October 1, 2025, the facility was amended. Under the amended agreement, the total financing limit increased to up to $35 million consisting of $25 million secured by inventory and $10 million secured by customer receivables. The inventory financing commission is charged at 3% on the sales invoice value.

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On July 5, 2024, the Company entered into an additional inventory financing agreement for up to $10 million. The facility, which matures on June 30, 2026, allows the Company to use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10 million for periods of up to 90 days. Repayments include a 1% commission fee, interest and other direct costs. As of December 31, 2025, all advances had been repaid, and there were no outstanding amounts under the facility. Subsequent to December 31, 2025, the Company terminated its relationship with the financing provider.

The Company received cash proceeds of $82.642 million and made repayments of $67.674 million in relation to the two inventory financing agreements outlined above during the 12 months ended December 31, 2025.

In August 2025, the Company secured a loan facility for a principal amount of $6 million. This Facility is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake. This Facility has a term of six months, bears interest at an annual rate of 15%, and includes a 1% arrangement fee. Subsequent to December 31, 2025, the Company signed a binding term sheet to extend the debt facility. Refer to note 25 - Subsequent Events for further details.

Securities

On October 22, 2025, the Company sold: (i) 14,262,309 warrants (the "October 2025 Warrants") to purchase up to 14,262,309 Common Shares (the "October 2025 Warrant Shares"), which have an exercise price of $1.22 per share, and became exercisable immediately upon issuance with a term of five (5) years from the date of issuance (collectively, the "Registered Direct Offering"); and (ii) to Arias Resource Capital Fund III L.P. ("ARC Fund III"), an affiliate of the Company's largest shareholder, 4,918,033 Common Shares (the "Backstop Shares") and warrants (the "Backstop Warrants") to purchase up to 4,918,033 Common Shares (the "Backstop Warrant Shares") (collectively, the "ARC Backstop Commitment"). The Backstop Warrants have substantially the same terms as the October 2025 Warrants described above, with certain exceptions (including, for example, the Backstop Warrants do not have a cashless exercise feature). The Company relied on the "financial hardship" exemption available to it under the rules of the TSX to complete the Registered Direct Offering and to permit insiders to purchase more than 10% of the number of common shares then outstanding without having to obtain disinterested shareholder approval. In connection with reliance on the "financial hardship" exemption, it was expected that the TSX would place the Company under a remedial delisting review, as customary when a listed issuer seeks to rely on this exemption, and is currently ongoing.

A portion of the ARC Backstop Commitment was advanced by way of a US$5 million secured convertible bridge loan (the "ARC Bridge Loan"), which reduced the ARC Backstop Commitment by $5 million. Upon the approval of a financial hardship exemption application by the TSX, the ARC Bridge Loan automatically converted on the closing of the concurrent Private Placement into units consisting of Backstop Shares and Backstop Warrants on the same terms as the concurrent Private Placement described above. The Backstop Shares, the October 2025 Warrants and the Backstop Warrants, as well as the October 2025 Warrant Shares and Backstop Warrant Shares issuable upon the exercise of the October 2025 Warrants and Backstop Warrants, as applicable, were offered pursuant to the exemptions provided in Section 4(a)(2) of the U.S. Securities Act, and Rule 506(b) of Regulation D promulgated thereunder.

H.C. Wainwright & Co., LLC ("HCW"), a registered broker-dealer, served as the Company's exclusive placement agent (the "Placement Agent") in connection with the Registered Direct Offering and concurrent Private Placement that closed on October 22, 2025. The Company issued compensation warrants to the Placement Agent (the "Placement Agent Warrants") to purchase up to 998,362 Common Shares (the "Placement Agent Warrant Shares"), which have an exercise price equal to 125% of the offering price per common share and have a term of five (5) years.

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Operations

On January 24, 2023, the Company announced management's decision to postpone the Company's existing plans to further develop its Pigment Plant (defined below) until stabilization and improvement in commodity prices and additional funds are made available, either internally or externally.

In June 2023, LCE finalized the pumping of electrolyte for EGPE's vanadium flow battery deployment and completed cold commissioning of the system. The battery system was also successfully interconnected with the grid and the system inverter was successfully utilized to form the chemistry. The battery is currently performing charge-discharge cycles. LCE completed phase 1 hot commissioning of the vanadium flow battery system in the fourth quarter of 2023 and phase 2 hot commissioning was completed in 2025. All tasks required for system installation are closed and the terms of long-term maintenance are fully negotiated and final system delivery is in progress.

On July 15, 2023, the Company reported an employee fatality as a result of an accident that occurred at the chemical plant of the Maracás Menchen Mine. One other contractor involved in the incident suffered minor injuries and has been discharged from the hospital. The Company immediately launched an investigation into how this tragedy occurred. The investigation was conducted by a multidisciplinary committee, including an external specialized company that concluded and identified several points of improvements on the internal processes. The Company is currently working on implementing these improvements.

On July 26, 2023, the Company announced the release of its 2022 sustainability report, outlining its activities across its mining operation in Brazil and clean energy business in the United States.

On August 29, 2023, the Company announced that the directors initiated a review and evaluation of strategic alternatives with the intent to unlock and fully maximize the value of LCE.

On December 18, 2023, the Company provided an update on the ongoing exploration program surrounding its Maracás Menchen Mine, including an initial phase of drilling conducted in 2023 and the further analysis of past exploration work completed at the Company's Campbell Pit and exploration targets located both north and south of the Campbell Pit. In 2022 and 2023, the Company conducted a drill program in the northern district (Gulcari A North ("GAN"), São José ("SJO"), Novo Amparo ("NAO"), and Novo Amparo Norte ("NAN")) consisting of 19 drill holes and 245 surface samples, 148 infill holes in the Campbell Pit and 33 holes in the southern district (Gulçari A Sul, Agua Branca, Jacaré, Braga, Ilha Grande, and Rio de Contas).

On January 23, 2024, the Company announced the publication of its second annual Climate Report, aligned to the Taskforce on Climate-related Financial Disclosures which highlighted improvements to certain climate-related metrics and targets.

On March 5, 2024, the Company announced it has identified significant platinum group metals grades in its non-magnetic tailings ponds and ilmenite stockpile from ongoing exploration work at its Maracás Menchen Mine, including a total of 28 vertical auger drill holes and 83 samples. The Company has also initiated a review of its past geology and assay database to establish the existence of platinum group metals ("PGMs") in deposits surrounding its Campbell Pit.

On October 21, 2024, the Company announced that it had signed binding documentation with the Commodities business of a New York-based asset manager, with over $20 billion in assets under management, to supply 2,100 tonnes of standard grade V2O5 for consideration of approximately $23.5 million. Largo expects to deliver the material in staggered shipments between October 17, 2024, and March 31, 2025, with funds being received upon each delivery.

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On October 28, 2024, the Company announced a significant increase in Mineral Reserves, Mineral Resources and mine life as part of results from an updated Life of Mine ("LOM") Plan and Pre-Feasibility Study completed on the Company's vanadium-titanium Maracas Menchen operation located in Bahia State, Brazil.

On November 26, 2024, the Company announced it had filed its National Instrument 43-101 technical report titled An Updated Life of Mine Plan for Gulçari A (Campbell Pit) and Pre-Feasibility Study for GAN, NAO, NAN and SJO Deposits, in respect of the Company's Maracás Menchen Mine in Brazil.

On December 19, 2024, the Company announced the signing of definitive agreements between its subsidiary, LCE, and Stryten Critical E Storage, LLC, an affiliate of Stryten Energy LLC, to establish a joint venture in Storion Energy, LLC, which intends to become a leading manufacturer of domestically produced vanadium electrolyte and remove other barriers to entry in the flow battery manufacturing industry (the "Storion Transaction").

In June 2025, Storion Energy, LLC, signed a strategic supply agreement with TerraFlow Energy Operating LLC ("TerraFlow") to advance the adoption of vanadium flow batteries in the United States.

In Q2 2025, the Company signed a non-recourse factoring facility agreement for advances up to a limit of $10 million, with potential expansion to $30 million subject to customer and credit approvals. Under the terms of the agreement, the Company sells eligible accounts receivable to a third-party financial institution for advances equal to 85%. The remaining 15% is received based on customer payment terms. The factoring facility limit was increased from an initial total limit of $10 million to $14.4 million in July 2025. The factoring facility is now used only for a limited number of U.S. customers.

Following receipt of a default notice from a counterparty in June 2025 for failure to deliver 900 tonnes of V₂O₅ at the scheduled time, an amended agreement was signed in October 2025 pursuant to which the Company agreed to deliver the remaining 900 tonnes of V₂O₅ by January 2026 and the counterparty was granted an option to purchase up to 500 tonnes of V₂O₅ from June 2028 to October 2028.

On July 30, 2025, Executive Order 14323 was issued by President Donald Trump, increasing tariffs on imports from Brazil from 10% to 50%, effective August 6, 2025. On February 20, 2026, the U.S. Supreme Court ruled such tariffs unconstitutional. Effective February 24, 2026, President Trump implemented new tariffs on most imports into the U.S. from all countries under the U.S. Trade Act of 1974, which permits the imposition of up to 15% tariffs for up to 150 days; these tariffs are currently at a rate of 10%. The Company continues to monitor the potential commercial impact of tariffs on its vanadium product sales to U.S. customers, including high-purity and ferrovanadium products. Commercial adjustments, including a reassessment of the Company's U.S. customer strategy, may be necessary depending on continuing developments with the U.S. tariff landscape.

Largo Resources USA Inc., our wholly owned subsidiary ("Largo USA"), and Cirque Capital Inc. ("Cirque") are parties to a Custodial Agreement, dated June 2, 2025 (the "Custodial Agreement"). Under the Custodial Agreement, Largo USA hired Cirque to act as custodial agent to hold funds disbursed to Largo USA pursuant to a factoring agreement between Largo USA and Tradewind Invest LLC. Largo USA agreed to cause payments from the factoring agreement to be deposited into a custodial account and Cirque agreed to release a portion of those funds to Largo USA upon request from Largo USA. Cirque would retain a portion of the funds as a fee. In September 2025, Cirque refused to honor Largo USA's payment requests and has not released any portion of the funds to Largo USA. Largo USA and Cirque have attempted to resolve the dispute but to date, Cirque has not agreed to release funds to Largo USA.

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On December 23, 2025, Largo USA filed a Demand for Arbitration with the American Arbitration Association (the "AAA") in accordance with the Custodial Agreement. It is anticipated that the AAA will serve the Demand on counsel for Largo USA and begin the process for selecting an arbitrator. Once the AAA appoints an arbitrator, the arbitrator will request additional information about the dispute and set an initial case schedule.

Executive Changes

On February 16, 2023, the Company appointed Mr. Daniel Tellechea as interim Chief Executive Officer following Mr. Paulo Misk's departure from the Company. Mr. Misk resigned as a director of the Company on March 7, 2023.

On February 16, 2023, the Company also appointed Mr. Álvaro Resende as Chief Operating Officer of Largo Vanádio de Maracás S.A.

On May 1, 2023, the Company appointed Ms. Andrea Weinberg as an independent director of the Company's Board of directors.

On May 9, 2023, the Company promoted Paul Vollant to Chief Commercial Officer.

On May 24, 2023, the Company announced the resignation of Ms. Koko Yamamoto and the appointment of Ms. Helen Cai as an independent director of the Company's Board of directors.

On July 19, 2023, the Company appointed Francesco D'Alessio as President of LCE.

On October 9, 2023, Mr. Celio Pereira assumed the role of Chief Operating Officer of Largo Vanádio de Maracás S.A., following the departure of Álvaro Resende.

On June 27, 2024, the Company promoted David Harris to Chief Financial Officer of the Company, following the departure of Ernest Cleave.

On September 18, 2024, the Company promoted Francesco D'Alessio to Chief Commercial Officer of the Company, following the departure of Paul Vollant.

On February 18, 2025, the Company appointed Gordon Babcock and Luis Rendón to Co-Chief Operating Officers of the Company, following the departure of Celio Pereira.

On September 22, 2025, Jonathan Lee assumed the role of President of LCE, following the resignation of Francesco D'Alessio,

On November 13, 2025, the Company appointed: (i) Alberto Arias and Daniel Tellechea as Largo's co-Chief Executive Officers effective immediately; (ii) David Brace as Lead Director of the Board of directors effective immediately; (iii) Diogo Silva as Chief Financial Officer, effective December 5, 2025, succeeding David Harris, who resigned as Chief Financial Officer effective as of December 5, 2025; (iv) Luis Rendón to Chief Operating Officer as Gordon Babcock stepped down as co-Chief Operating Officer effective December 10, 2025; and (v) Luander Peixoto as General Counsel effective immediately.

Events Subsequent to December 31, 2025

On January 5, 2026, the Company received a binding term sheet related to the potential commercialization of 4.5 million tonnes of iron ore calcine material produced as byproduct and accumulated in stockpile at the Maracás Menchen Mine.

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On January 7, 2026, the Company registered the resale of up to 4,918,033 Backstop Shares and 4,918,033 Backstop Warrant Shares issuable upon exercise of the Backstop Warrants.

On January 8, 2026, the Company announced the establishment of an at-the-market equity offering program (the "ATM Program") pursuant to which the Company may issue and sell common shares having aggregate gross proceeds of up to US$60 million from time to time on The Nasdaq Stock Market. Sales of shares under the ATM Program will be made through HCW acting as the sole sales agent. The Company believes that the ATM Program will provide it with additional financial flexibility and better opportunity and access to the capital markets.

On January 12, 2026, the Company announced that it extended its US$6 million secured loan and initiated various geological studies to assess the continuity of copper mineralization at the Maracás Menchen Complex, based on prior drilling and sampling data, as well as preliminary flotation recovery test results. These internal tests, originally conducted to evaluate the recovery of PGMs, showed promising results suggesting the potential for copper recovery as a byproduct during the processing of vanadium and titanium.

On January 20, 2026, the Company through its Brazilian operating subsidiary entered into a definitive agreement for the sale of up to 4.5 million tonnes of iron ore calcine material stockpile previously announced on January 5, 2026 (the "Iron Ore Agreement").

On February 23, 2026, the Company terminated the Iron Ore Agreement following non-receipt of the required initial payment. The Company retains full ownership of the 4.5 million tonnes of calcine iron ore material stockpile and is advancing discussions with alternative potential buyers.

During Q1 2026, the Storion JV raised $10 million through the issuance of 6.1 million preferred share units. As a result of the capital raise, Largo's ownership of the Storion JV declined from 50% to 37.4%. Additionally, Largo reduced its board representation from two nominees to one nominee.

DESCRIPTION OF THE BUSINESS

General

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

The Maracás Menchen Project is the Company's sole material project for the purposes of NI 43-101. The Maracás Menchen Project consists of the currently operating Maracás Menchen Mine (Campbell Pit) and includes a number of other deposits being explored throughout the project area. The Maracás Menchen Mine is our principal operating asset and has accounted for substantially all of our revenues since commencing operations in 2014. The Company is incorporated and exists under the Business Corporations Act (Ontario) and its Common Shares are listed on the TSX under the symbol "LGO" and on the NASDAQ under the symbol "LGO".

The current Technical Report, effective as of January 30, 2024, describes the Maracás Menchen Mine (Campbell Pit) as a large-scale vanadium and titanium project with Proven Mineral Reserves of 48.67 million tonnes at an average grade of 0.64% V2O5 and 7.46% TiO2 and with Probable Mineral Reserves of 52.36 million tonnes with an average grade of 0.50% V2O5 and 7.52% TiO2. The Maracás Menchen Project currently produces V2O5 equivalent and ilmenite products from the Campbell Pit and effective as of January 30, 2024, had an estimated mine life of 31 years. Based on the current mine plan and the successful development of the NAN, SJO, NAO and GAN deposits, mining is planned to begin in 2032 at the conclusion of mining at the Campbell Pit. The Technical Report outlines a robust supply of vanadium, ilmenite and titanium through various proposed operational scenarios over the project life, including total LOM V2O5 equivalent production of 346.6 kt, ilmenite concentrate production of 7,766.6 kt and TiO2 pigment production opportunity of 2,499 kt.

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Largo is currently one of the lowest cost primary producers of V2O5 in the world due to the characteristics of the Maracás Menchen Mine's ore body and our operating efficiency. Largo is solely responsible for the global sales, distribution and marketing of its vanadium products through its established team of sales professionals. See "General Development of the Business - Three Year History - Operations", and "Description of the Business - Marketing and Distribution".

The Company also has a portfolio of secondary projects consisting of (i) the Campo Alegre de Lourdes project, vanadiferous titano-magnetite property in Bahia, Brazil, (ii) the Northern Dancer Project, a tungsten and molybdenum property in Yukon, Canada and (iii) Currais Novos, a tungsten project in Rio Grande do Norte, Brazil. As of the date of this AIF, none of these projects are operational and the Company does not consider any of these projects to be material properties.

The Vanadium Industry

Vanadium is a naturally-occurring, silvery-grey element with an atomic number of 23. It is not typically found as a free-form element in nature, but rather exists in an oxidation state as part of mineral deposits, including vanadinite, carnotite and magnetite ores, or within fossil fuels. Vanadium is harder than most metals, while retaining malleable and ductile features, and is corrosion-resistant to various chemicals, including alkalis, hydrochloric and sulfuric acids and salt water. Vanadium also has high melting and boiling points of 1910°C and 3407°C, respectively, enabling it to retain its solid form in a variety of external conditions.

These key properties make vanadium ideal for use in metal and steel alloying as it helps reinforce the level of strength, toughness and heat and chemical resistance required for various industry applications such as construction, aerospace and automobiles.

Vanadium Demand Drivers

Reinforcing Steel Bars

In the construction industry, vanadium is used to achieve a certain level of tensile strength in reinforcing bars ("rebar") and other steel components used in the construction of bridges, tunnels and buildings. Historically, a significant portion of vanadium demand had been driven by "Grade-3" rebar standards in the western world. This end market experienced significant growth starting in 2004 when China adopted "Grade-3" rebar standards aimed at improving structural performance during seismic events. However, in recent years, demand in this application in China has been degraded by the illegal utilization of the quench and temper method (the "Q&T method"), which allows the steel to meet the "Grade 3" tensile strength requirements but not the critical elongation requirements that assure good performance in seismic activity. However, China responded to this trend and is aiming to prevent the use of the Q&T method through the introduction of new rebar specifications made effective November 1, 2018, that cannot be achieved with the Q&T method. This is currently causing Chinese producers of rebar to revert back to employing the use of vanadium alloyed steels. The revised standard also eliminates grade 2 rebar which is lower strength and can be produced without any microalloy.

Shifts in consumer preferences and government fuel efficiency standards requiring more fuel-efficient vehicles are encouraging automobile manufacturers to adopt high-strength low-alloy ("HSLA") steel in automotive applications. Vanadium-containing HSLAs and other high-strength steels provide the desirable physical properties required to meet crucial automotive standards, including stiffness, crash performance and forming characteristics, while remaining competitive with other lightweight alternatives, such as carbon fiber reinforced polymers. We anticipate this optimal cost-weight-strength ratio will drive vanadium demand in automotive end market uses.

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Energy Storage Systems

Over the long term, we expect new applications in the energy storage industry to drive incremental demand for vanadium use. This application values high purity vanadium product. Global climate change trends are also encouraging the research and implementation of battery systems to support renewable energy sources. Vanadium flow batteries, which use vanadium ions in different oxidation states to store energy, are considered to be a cost competitive alternative to lithium-ion technology for large scale, long duration energy storage. We believe our high purity products are well positioned to take advantage of this fast-growing market.

High Performance Alloys

Vanadium is also used in the production of high-performance alloys, specifically titanium alloys primarily used in the aerospace industry. Titanium-vanadium alloys' low density, high strength and excellent fatigue properties make it a key input to aerospace engines, gas turbines and airframes.

Chemicals & Catalysts

Vanadium is used in chemicals and catalysts for production of sulfuric acid and synthetic rubber as well as a wide range of small volumes applications in chemicals, such as corrosion inhibitors, medicine, dyes and glass.

Vanadium Supply Trends

Vanadium supply dynamics are primarily driven by both the nature of production methods and the location of vanadium sources. Because vanadium exists naturally in an oxidized form, it is typically derived from the processing of vanadium-bearing ores, slag or residues and then converted into an intermediate vanadium oxide product. The majority of vanadium is extracted from vanadium-bearing slag, a by-product of the steel making process in regions where vanadium-rich titaniferous magnetite ("VTM") deposits are present. VTM ores are processed in steel mills, with the vanadium-bearing slag subsequently processed for vanadium extraction. Due to its by-product nature, vanadium supply from steel production is generally price-inelastic with supply driven by underlying trends in the steel industry and competitiveness of the specific iron ore mines and steel mills utilizing VTM ore, rather than by output from primary mining operations. For example, significant growth in steel production in China from 2004 to 2014 resulted in an eightfold increase in vanadium slag production derived from steel making.

Chinese and Russian steel mills are the major sources of vanadium as a by-product from steel production, these sources use locally sourced VTM ores that are typically high in titanium and low in iron. The competitiveness and output of these producers are also dependant on availability and cost of seaborne iron ores that do not contain vanadium.

The next largest source of vanadium supply is from mining operations where vanadium is the primary commodity produced. Primary producers based predominantly in South Africa and Brazil extract vanadium directly from VTM ores, which accounts for approximately 11% of global supply. Because these projects are not associated with any steel processing, their relative cost competitiveness is largely influenced by mine-specific factors, most importantly ore grade. Marginal primary production of vanadium is sourced from a carbonaceous shale in China known as stone coal, which contains a relatively low grade of 0.2% to 1.0% of vanadium. The Company's Maracás Menchen Mine is one of only three large-scale primary vanadium mines globally.

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The remainder of global vanadium supply is derived from secondary vanadium sources. Secondary sources are derived from residues, ashes and spent catalysts that are a by-product of the burning or refining of vanadium-bearing carboniferous materials, including coal and oils. Similar to vanadium produced in the steel making process, the economic viability of these secondary sources depends largely on environmental regulations and the underlying trends in the markets for other materials.

Owing to the inexpensive, but highly constrained quantity of vanadium supply from the steel making processes, and the challenging and often expensive processes of sourcing vanadium from primary and secondary sources, the cost curve is less responsive to changes in demand levels.

New primary sources of vanadium are expected to be limited in the next few years due to the limited number, and stage of advancement of, projects expected to come online.

Vanadium Prices

According to the Fastmarkets Metal Bulletin, price of V2O5 in Europe increased in 2025, starting the year at $5.36 per pound of V2O5 and ending the year at $5.89 per pound of V2O5, averaging $5.36 per pound of V2O5 throughout the year as compared to $5.86 in 2024.

Ilmenite Prices

According to the FerroAlloysNet, price of ilmenite with TiO2 grade of 46% from Sichuan, China, decreased in 2025, starting the year at CNY2,165/mt and ending the year at CNY1,960/mt, averaging CNY2,175/mt throughout the year.

Energy Storage Business

The Company's energy storage business exists through its wholly-owned subsidiary, LCE, based in Wilmington, Massachusetts. LCE's business focuses on the manufacturing, sale, installation and operation and maintenance of Largo's vanadium flow battery technology.

LCE's vanadium flow battery technology can allow for the storage of energy in chemical form as a vanadium electrolyte that can be converted into electric energy when needed. A vanadium flow battery is most economical when the power system design requires repeated cycling for durations between 6 hours to 10 hours. They are frequently paired with renewable energy resources, such as wind or solar, that require optimization due to the intermittency or insufficient durations of energy production when reconciled with contracted supply agreements. LCE's vanadium flow battery technology can be configured and enabled with embedded control systems that allow for a multitude of ancillary services as well as peak shaving and power shifting applications.

The Company's vanadium flow battery uses patented technology and vanadium electrolyte processing and purification methods to provide support integrated renewable energy storage systems comprised of power conditioning, system control and thermal management subsystems.

Vanadium flow batteries can be preferred for use over non-vanadium-based LDES applications in densely populated and risk sensitive areas as the electrolyte solution used in these systems is non-volatile, as it is neither flammable nor explosive as a result of its high-water content. Vanadium flow batteries also have a comparatively long-life cycle due to the non-degrading properties of vanadium. The applications of the vanadium flow battery include, but are not limited to:

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- Renewable Integration: Enabling the shift of renewable generated electricity to align with consumer demand by storing and delivering clean energy to consumers or businesses when the renewables are otherwise not producing power.

- Utilities/Grid Optimization: Storing energy when electricity lines, substations, and other equipment have excess bandwidth and then discharge to handle power quality and ancillary services, which allows for delaying or avoiding upgrades of T&D assets.

- Microgrids: Providing microgrids and island energy systems with a reliable source of clean energy, potentially enabling a full transition away from conventional generation with fossil fuels. Vanadium flow batteries also provide a source of power for microgrids when access to neighboring grids is unavailable.

- Commercial and Industrial Energy Independence: Enabling a transition away from conventional fossil fuels utilizing long-duration renewable energy storage integration. Vanadium flow batteries can serve as excellent surrogates for balancing and reserves of photovoltaic and wind integration for commercial and industrial applications.

- EV Charging Integration: Reducing grid demands through ultra-fast 350kW charging. The inherent non-flammability of vanadium flow batteries allows for installation near occupied structures like vehicle service stations, office parks or parking garages.

LCE participates in the LDES sector through its investment in the Storion JV.

Sales to Customers

On July 20, 2021, LCE entered into its first battery sales contract with EGPE to deliver a five (5) hour 6.1 MWh vanadium flow battery system for a project in Spain. As at the date of this AIF, all the hardware has been installed. The last six (6) of 12 necessary electrolyte storage containers were shipped in early 2023. LCE completed phase 1 hot commissioning of the vanadium flow battery system in the fourth quarter of 2023 and phase 2 hot commissioning remains underway. Following the closing of the Storion Transaction, the Storion JV now operates this system.

Long-term service of LCE's vanadium flow battery system will be provided by LCE's team of engineers and project managers under a long-term services agreement. Depending on the location of a project, some technical aspects of the long-term service may be performed by local service providers, as agreed with the vanadium flow battery system customer, and in accordance with LCE's policies, procedures and best practice. Under the Safekeeping Agreement with LPV (the "Safekeeping Agreement"), whereby the Company has agreed to provide for the management and safekeeping of the physical vanadium owned by LPV, the Company has the right to lease available LPV-owned vanadium to vanadium flow battery customers upon certain conditions (including that associated conversion costs between electrolyte and powder/flake requirements be borne by the Company), thereby lessening the cost of in-battery vanadium electrolyte for such customers. Following the closing of the Storion Transaction, Largo has assigned its Safekeeping Agreement to the Storion JV.

Production and Services

LCE has a manufacturing and test facility in Wilmington, MA, with a potential capacity of 1.4GWh per year. Any battery stacks produced at the LCE facility would be transported to a project site, with other components being sourced from regional/local suppliers. Following the closing of the Storion Transaction, Storion JV now operates this facility.

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Components

LCE's products are reliant on the availability and cost of a variety of components. LCE's access to Largo's high-quality vanadium is a competitive advantage given the small size of the global vanadium market.

Other key components are sourced from external providers based on quality, availability and price. Such components include, but are not limited to, sulphuric acid, transformers, reclosers, inverters and electrolyte tanks. Where possible, LCE plans to enter into long term agreements to secure predictable supplies of key inputs. As noted above, under the Safekeeping Agreement with LPV, the Company has the right to lease available LPV-owned vanadium to vanadium flow battery customers, on certain conditions, thereby lessening the cost of in-battery vanadium electrolyte for such customers. Following the closing of the Storion Transaction, Largo has assigned its Safekeeping Agreement to the Storion JV.

Intangible Properties

LCE holds issued and pending patents and licenses for the technology underlying its products in key jurisdictions such as the United States, Europe, Russia, China and Japan, which are kept in good standing. The majority of such patents are valid for twenty (20) years from the date of filing. Following the closing of the Storion Transaction, the Storion JV now holds these issued and pending patents and licenses.

Economic Dependence

LCE's vanadium flow battery technology incorporates third-party patented technology for which LCE holds a license and in respect of which it is required to pay royalties of (i) 7.5% of the net sales price for each vanadium flow battery system using the licensed technology sold after January 1, 2022 and (ii) $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Following the closing of the Storion Transaction, the Storion JV now holds this license.

Specialized Skill and Knowledge

All aspects of the business of the Company require specialized skill and knowledge. In connection with its vanadium production and sales business, such skill and knowledge include the areas of geology, drilling, logistical planning, engineering, construction, mine operations, metallurgical processing, environmental compliance and accounting.

The Storion JV's business is highly dependent on specialized professionals including, without limitation, engineers with the necessary experience and knowledge in the LDES sector in order to successfully develop, implement and maintain the Company's vanadium flow battery technology in a highly innovative and competitive market. Similarly, the Storion JV is dependent on the ability to attract and retain executives with the requisite knowledge and skill to run and market a vanadium flow battery business.

The Company employs or retains a number of technical personnel with relevant experience, education and professional designations, and regularly evaluates the need for additional employees and/or consultants with particular expertise.

Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous companies that have resources significantly in excess of the resources of the Company, in the search for (i) attractive mineral properties; (ii) qualified service providers and labour; (iii) equipment and suppliers; and (iv) purchasers for minerals produced. The pricing that the Company receives for V2O5 produced from its projects is based on global prices and, ultimately, factors that are significantly out of its control. The ability of the Company to acquire additional mineral properties in the future will depend on its ability to develop and operate its current properties, and also on its ability to select and acquire suitable producing properties or prospects for mineral development or exploration. See "Risk Factors - Risks Related to the Business and Operations".

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The LDES market is still developing, with new and innovative products frequently coming to the market. The Company competes against other LDES technologies on the basis of price, functionality, reliability and safety, amongst other things. The Company is a recent entrant to the market and is in the process of establishing itself as a supplier and long-term service provider through the Storion JV.

Largo's ability to use vanadium electrolyte leased by its customers from LPV in its VCHARGE and VCHARGE+ systems is expected to provide Storion's systems a significant cost advantage. The use of a vanadium-based electrolyte similarly offers advantages over lithium ion-based systems in the form of its ability to scale energy production economically, non-degradation over 25-year life and nonvolatility of the electrochemistry.

Environmental Protection and Licensing and Permits

The current and future operations of the Company, including development and mining activities and the development, manufacturing, deployment, installation and maintenance of vanadium flow battery technology, are subject to extensive federal, provincial, state and local laws and regulations governing, amongst other things, environmental protection, employee health and safety, exploration, development, tenure, production, taxes, labour standards, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, implementation, drilling and developing the Company's properties and products.

In the case of our mining business, the Company is subject to various reclamation-related conditions imposed under federal, provincial, state or local rules and permits in connection with its development and exploration. See "Risk Factors".

The Storion JV is also subject to environmental legislation and regulations relating to the lifecycle of our vanadium flow battery technology which influence our development and deployment strategies. The Company helps to reduce the environment, health and safety impact of our products by using a lifecycle approach.

Environmental licences associated with a mining project in Brazil involve the issuance of the relevant licences by a multidisciplinary technical review team appointed by Instituto do Meio Ambiente e Recursos Hídricos ("INEMA") to review the project. This review team sets terms of reference for the environmental impact assessment ("EIA") and the Relatório de Impacto Ambiental ("RIMA"), an environmental impact report. The RIMA summarizes the full impact assessment so that it can be reviewed by the public. See "Risk Factors - Risks Related to Brazil".

Marketing and Distribution

Vanadium Sales

The Company is responsible for the marketing and distribution of all vanadium production including VPURE® Flake and Powder, VPURE+® Flake and Powder. Global supply of vanadium is relatively concentrated and is not readily sold on global marketplaces. Benchmark prices are generally based on the Fastmarkets Metal Bulletin or the CRU Indices. However, due to the supply and demand characteristics of vanadium, pricing is often difficult to ascertain and is subject to wide fluctuations, see "Risk Factors - Risks Related to the Business and Operations - Our business is highly dependent upon the price of V2O5 and FeV and our ability to produce V2O5 and FeV at the required customer specifications". Global demand for vanadium is not as robust as compared to other minerals and so the marketing of vanadium products and the identification of key consumers and markets is critical to the distribution and sale of vanadium.

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During 2025, the price of V2O5 in Europe ranged from $5.36 to $5.89 per pound and, as at February 27, 2026, the range posted by Fastmarkets Metal Bulletin was $5.60 to $5.80 per pound.

Our commercial team, operating under Largo Commodities Trading Limited ("Largo Ireland"), Largo Resources USA Ltd. ("Largo USA") and Largo Vanádio de Maracás S.A. ("LVMSA"), have successfully built out the Company's global sales capacity for all vanadium products having sold 8,686 tonnes (inclusive of 299 tonnes of purchased material) of V2O5 equivalent in 2025. Mr. Francesco D'Alessio, Chief Commercial Officer of Largo, is tasked with leading and implementing the Company's global sales and trading strategy.

The vanadium sales cycle commences in the fourth quarter of the year coincident with the main industry conferences in Europe and the United States. The Company intends to commit the majority of its anticipated annual vanadium production to annual sales contracts with remaining vanadium production being committed to spot sales. The Company has commitments for close to 80% of its 2026 planned vanadium production.

Ilmenite Sales

Ilmenite pricing is very dependant on its quality and recognition in the market. Publications such as FerroAlloysNet offer more than 15 prices for this commodity in China according to TiO2 content and origin. During its ramp-up phase, Largo production and commercial teams are working closely with end-users to maximize the value of its production.

In January 2024, the Company delivered its first commercial sale of ilmenite. The transaction was based on FOB Brazil terms and shipped in containers. Going forward, the Company expects to optimize its logistics operations and costs with break-bulk shipments as well as local deliveries.

Vanadium Flow Battery

Demand for LDES is fast-growing as governments and large organizations push for net zero goals. While there are currently approximately 800 MWh across almost 200 vanadium flow batteries installed globally, according to Vanitec, LDES has the potential to be scaled up to 85-140 TWh by 2040 if 10% of all electricity generated would need to be stored in long duration energy at some point. (McKinsey & Company, 2021). Vanadium flow batteries have emerged as a viable long duration (> 4 hour) renewable energy storage system and are considered a cost competitive alternative to lithium-ion technology with their safe and continuous energy storage over a 20+ year life cycle with zero degradation.

Principal markets of the Storion JV are expected to be North America and Europe in the near to medium term. LDES systems are being solicited by utility companies and developers in both regions as they seek to incorporate higher percentages of renewable energy assets onto the electricity transmission systems. Commercial and industrial customers seeking to improve resiliency, power quality and flexibility have also begun to look to vanadium flow battery solutions that have long asset life and non-volatile energy components. Microgrids continue to seek LDES as they strive to achieve 100% renewable energy targets and cope with the intermittency inherent in the power production asset class.

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Maracás Menchen Mine

The terms of reference for the Maracás Menchen Mine EIA/RIMA included a social impact, alternatives and archaeological assessment, in addition to the basic physical and biological environmental impact assessment. Generally, the following licences are issued by INEMA in order to bring a mine into production in the State of Bahia:

  preliminary license ("LP")
  installation license ("LI")
  preliminary operating license ("LPO")
  operating license ("LO")

The LP is granted in the preliminary planning phase of a project or activity and it approves the location and the EIA of a project, attesting to its environmental feasibility and determining the basic requirements and conditions to be observed in the subsequent permitting stages. Issuance of the LP allows the rest of the licensing process to proceed, and the EIA and RIMA are completed during this process. The LP involves the participation of the public and any non-government organization who wish to participate through public hearings. For the Maracás Menchen Mine, INEMA, the Bahia state environmental agency, hosted these meetings in February 2009 in Maracás and Porto Alegre, which are two towns located in the vicinity of the project site.

Following this, INEMA submitted the project to CEPRAM who at their April 2009 monthly meeting endorsed INEMA's recommendation that the LP be granted. The LP is a very critical step in the environmental permitting process and concludes the active participation of the public.

The LI is granted so that a project or activity can be installed or constructed, in accordance with the specifications presented and subject to further conditions so as to mitigate and compensate any negative impacts. The LI involves an approval process involving only Largo and the government agencies noted above. The process includes the submission of more detailed information regarding the project and a detailed description of the proposed environmental management system that was outlined in the LP documentation previously submitted.

The LO is granted for a project or activity to commence the operational phase subject to further conditions. The LO is granted during the final stages of commissioning and involves a site inspection by INEMA to confirm that the project has been constructed as planned and in accordance with the LI. For the Maracás Menchen Mine, Largo received its LP and LI, respectively, on May 13, 2009 and October 20, 2011. In May of 2014, Largo was granted its LPO for the Maracás Menchen Mine. The LPO is issued following completion of commissioning and prior to issuance of the LO for the project. The Company received the LO for the Maracás Menchen Mine in November 2014 which indicates that the plant was built, and was operating, according to its design specifications and environmental guidelines. The LO is valid for 2 years at which time it may be renewed for extension within 6 months of the LO's expiry date for an additional 2-5 years.

The LO was renewed in October 2018, valid until October 6, 2020. The renewal process commenced within the legal timeframe established by law and the environmental agency of the State of Bahia, in May 2020; however, due to the COVID-19 pandemic, INEMA was unable to visit the Maracás Menchen Mine. In September 2024, INEMA conducted a field inspection on Maracás Menchen Mine and now is in the process of reviewing all the information and documentation submitted. A formal letter from INEMA addressed to Largo confirmed that the LO has been automatically extended until INEMA completes its review and approval.

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Employees

The Company and its material subsidiaries have approximately 500 persons on staff, working full time as either employees or on a consulting basis, and have also retained service providers in Brazil who deploy approximately 800 additional persons. The Company also retains geologists, engineers and other consultants on a contract basis as required. The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel. However, no assurance can be given that a sufficient number of qualified employees can be retained by the Company when necessary. See "Risk Factors - Risks Related to the Business and Operations".

Foreign Operations

Currently, the Company's operating facilities are located in Brazil and the United States and its sales and trading functions are located in Ireland, Switzerland and the United States. Consequently, the Company is at the date of this AIF dependent on its foreign operations. See "Risk Factors - Risks Related to Brazil".

Social and Environmental Policies

The Company has adopted a People and Human Rights Policy (the "Human Rights Policy"), which articulates our responsibility to respect all human rights in line with the UN Guiding Principles on Business and Human Rights.

The Company has also adopted a Safety, Environmental and Social Responsibility Policy (the "SESR Policy"), which is applicable to our directors, officers, employees, consultants and contractors. The SESR Policy outlines our expectation that Largo's business will be conducted in a safe and environmentally friendly manner, reflecting our high standards of corporate social responsibility. The SESR Policy is reflected in the development and application of procedures and standards with our organization.

The Company is also committed to ensuring compliance with the Global Tailings Review's Global Industry Standard on Tailings Management.

Copies of the Human Rights Policy and SESR Policy are available at www.largoinc.com.

Material Project - Maracás Menchen Mine

Technical Report

The only material project of the Company for the purposes of NI 43-101 is the Maracás Menchen Project. The Company plans to continue mining at the Campbell Pit and based on significant exploration and engineering work anticipates bringing the remaining deposits into the overall mine plan in the coming years. The Company will continue to mine for V2O5 as its primary metal but plans to also process non-magnetic concentrates from the V2O5 process stream to produce ilmenite for further processing to TiO2 pigment.

The Technical Report was prepared for the Company by GE21 Consultoria Mineral Ltda. ("GE21"). The Technical Report is available under the Company's profile on SEDAR+ at www.sedarplus.com, on www.sec.gov, and on the Company's website at www.largoinc.com.

The following information is based, in part, on the Technical Report. Non-material updates since the date of the Technical Report are based on the Company's previously filed financial statements and MD&As. Readers are encouraged to review the complete text of the Technical Report. A full list of references cited by the authors are contained in the Technical Report. Branca Horta Abrantes, B.A.Sc Geogr, MBA, MAIG, Porfírio Cabaleiro Rodriguez, Mining Engineer, BSc (Min Eng), FAIG, Guilherme Gomides Ferreira, BSc (Min Eng), MAIG, Paulo Roberto Bergmann, B.Sc Min Eng, FAusIMM and Fabio Valerio Xavier, B.Sc Geo, MAIG, are the Qualified Persons as defined in NI 43-101 responsible for the Technical Report and are all independent of the Company.

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Project Description, Location and Access

The Maracás Menchen Mine is a high grade, open pit vanadium mine located in the state of Bahia, Brazil that began producing V2O5 flake in the third quarter of 2014 and started to produce ilmenite concentrate in the third quarter of 2023. The Maracás Menchen Mine currently produces a vanadium/titanium ore from an open pit called Campbell Pit. The Campbell Pit produces V2O5 rich ore which is sent to an on-site processing plant which produced 9,264 tonnes of V2O5 and 44,863 tonnes of ilmenite concentrate in 2024. Technical work has elevated GAN, SJO, NAO and NAN deposits to reserve level and they have been included into the LOM Plan that gives the overall project an anticipated life to 2054. The GAN, SJO, NAO and NAN deposits will also be open pit deposits mined for both vanadium and titanium once brought onstream in 2032 when the Campbell Pit is depleted. The Technical Report contemplates a three phased approach to become a vanadium and titanium producer. The ilmenite plant is part of the first phase, and the subsequent phases include the potential building of a TiO2 pigment plant (the "Pigment Plant") and the expansion of the ilmenite plant. See "Description of the Business - Three-Year History - Operations".

The Maracás Menchen Project is located within the greater municipality of Maracás in the eastern Bahia State, Brazil, and lies approximately 250 km southwest of the city of Salvador, the capital of Bahia. Access to the Maracás Menchen Project is via paved secondary road from the main coastal highway to the town of Maracás (350 km) and then a further 50 km via secondary highway and gravel road to the mine site. Access to water, the electrical power grid and railroad is within reasonable distance, and a trained workforce and local unskilled labour is available within the State of Bahia, the country of Brazil and the town of Maracás.

The property consists of eighteen (18) concessions totalling 17,690.5 hectares, and all permits are owned 100% by LVMSA, which is controlled 99.95% directly and indirectly by Largo. Of this total, LVMSA controls two mining permits of 1,000 hectares each, and one exploration permit (977.20 hectares). All concessions are in good standing and there are no underlying royalty payments to any private entities. Companhia Baiana de Pesquisa Mineral ("CBPM"), an entity owned by the Bahia State Geological Survey, owns the underlying minerals rights to most of the project area, with the exception of NAN which is owned by LVMSA. The properties are subject to the following royalties:

Deposit	Royalty Holder	Royalty or Fee
Campbell Pit	CBPM	3% of net revenues of vanadium products and ilmenite concentrate (sales revenue less taxes)
	Anglo Pacific PLC	2% net smelter royalty on vanadium products and ilmenite concentrate (sales revenue less taxes, CFEM and CBPM)
	CFEM	2% fee on concentrate production (vanadium) and 2% of net revenues on ilmenite concentrate (sales revenue less taxes)

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Deposit	Royalty Holder	Royalty or Fee
Gulçari A Norte (GAN)	CBPM	3% of net revenues on vanadium products and ilmenite concentrate (sales revenues less taxes)
	Anglo Pacific PLC	2% net smelter royalty on vanadium products and ilmenite concentrate (sales revenues less taxes, CBPM and CFEM)
	CFEM	2% fee on concentrate production (vanadium) and 2% of net revenues on ilmenite concentrate (sales revenue less taxes)
Novo Amparo Norte (NAN)	CFEM	2% fee on concentrate production (vanadium) and 2% of net revenues on ilmenite concentrate (sales revenue less taxes)

Otherwise, the mining rights are free and clear of mortgages, encumbrances, prohibitions, injunctions and litigation.

Exploration licences are granted by the National Mining Agency ("ANM") based on an approved plan for a period of one to three years, with an option to extend for an additional three years. Annual fees of R$4.53 per hectare are paid on the first term and R$6.78 per hectare are paid on the second term. Once the exploration plan is completed, the licensee must submit a final exploration report and if the report is approved, they have up to one year to apply for an extraction licence. Once ANM has approved the final report carried out under the exploration licence the applicant moves to an extraction licence application. The extraction licence describes the details of an economic analysis of the project including environmental impacts, methods of operation and a plan for mine closure. Once approved by the ANM, exploitation permits are granted. Royalties are then payable to the government on products mined.

Largo reports that, to its knowledge, there are no existing permitting, environmental liabilities or other significant factors that would affect title, access, or ability to perform work on the Maracás Menchen Mine.

History

Over the past 40 years, the Maracás Menchen Project has undergone several phases of exploration and economic evaluation, including geophysical surveys, prospecting, trenching, diamond drilling programs, geological studies, resource estimates, petrographic studies, metallurgical studies, mining studies and economic analyses. These studies have advanced the Maracás Menchen Project to its present status of an operating mine.

Exploration of the Rio Jacaré Sill (the "RJS") by geologists of the CBPM initiated in 1980 during a regional geological survey and resulted in the discovery of VTM occurrences on what is now the Maracás Menchen Mine. Additional geological mapping, geochemistry, geochemical surveying, pitting, trenching and limited drilling was completed by CBPM.

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In 1984 the CBPM formed a joint venture with the Odebrecht Group ("Odebrecht") who took over exploration of the project area and over the subsequent six years completed extensive geological and technical work. This work resulted in Odebrecht owning 93% of the project. In the early 1990's Odebrecht formed a 50/50 joint venture with CAEMI (Vale) with the intent of bringing additional mining, metallurgical and marketing expertise to help advance the project. Substantial work including diamond drilling, metallurgical studies, resource calculations and mine planning were carried out and numerous prefeasibility, feasibility and marketing studies were completed culminating in a 1999 Economic Update Report. In 2006, Largo (through LVMSA) signed an option agreement with Odebrecht and Vale for the Maracás Menchen Project giving Largo the right to acquire a 90% interest in the project. In 2012, Largo exercised the option and acquired the interests of both Odebrecht and Vale resulting in LVMSA owing 99.95% of the Maracás Menchen Project.

Geological Setting, Mineralisation and Deposit Types

The RJS is a mafic-ultramafic intrusion, which hosts the Maracás Menchen Project vanadium mineralisation, and is located in the south-central part of Bahia state in northeastern Brazil. It lies within the Archean São Francisco craton, which in this area is composed of the Contendas-Mirante Complex and the Gavião and Jequié blocks. The RJS is located on the eastern edge of the Contendas-Mirante supracrustal sequence, which forms a large anticlinorium trending approximately north-south. The supracrustal rocks are located between the early Archean Gavião block to the west, which is composed predominantly of tonalite-trondhjemite granodiorite, and the Archean Jequié block to the east, which is composed predominantly of charnockite and enderbite intrusive rocks with strong calc-alkaline affinities and granulite facies metamorphic rocks. The Contendas-Mirante sequence is thought to be younger than the adjacent Gavião and Jequié blocks and consists of an Archean basal volcanic unit overlain by a Paleoproterozoic member containing flysch and metavolcanic rocks that are overlain by a clastic member.

The RJS is composed mainly of gabbro. The intrusion has been described previously as a sill intruded into the volcanic rocks of the lower unit of the Contendas-Mirante gneissic complex. However, the RJS is fault bounded to the east and west, and therefore, its contacts with both the Contendas-Mirante sequence and Jequié block are tectonic.

The RJS is a linear, sheet-like structure that strikes N 20° E and dips approximately 70° to the east. The intrusion has been identified over a length of 70 km and has an average width of 1.2 km. The Campbell Pit contains the largest concentrations of vanadium-rich magnetite known on the property to date. This deposit crops out over an area of approximately 400 m along strike, up to 150 m width and is known to extend to approximately 350 m vertical depth, where it remains open. The Campbell Pit has been disrupted by northwest-southeast faulting. It is composed of magnetite grading into magnetite-rich pyroxenite, pyroxenite, and then gabbro which contains layers or lenses of magnetite-bearing pyroxenite that are sometimes sheared. The main magnetite body is on average about 25 m thick and thins to the south.

Within the Maracás Menchen Project the RJS can be traced for at least 10 km underlying the exploration permits north of the Campbell Pit. Six known VTM deposits including the Campbell Pit, GAN, SJO, NAO and NAN (collectively the "Near Mine Targets" or "NMT", also referred to as 'Satellite Deposits' in the Technical Report) have been identified within the intrusion. The RJS can be traced a further +25 kilometres south of Campbell Pit and Largo controls much of this area with additional exploration permits. Numerous targets of interest have been identified in the "South Block" exploration area and the Company is systematically reviewing and exploring these areas.

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The NMT are also defined as VTM deposits and bear many of the same features of the Campbell Pit. The deposits consist of magnetite closely associated with pyroxenite layers and hosted in gabbro. The magnetite layers have widths between <5 to +13 m and lengths of up to 250 m, with the layers being locally truncated or offset by faulting. Titanium rich layers have been identified throughout the stratigraphic sequence.

Based on extensive drill programs in 2018 and 2023, re-logging of holes from historical drilling campaigns, geological mapping and geophysical signatures, the RJS was interpreted as similar to tube/funnel transition "Eagle/Kalatonke Type" mafic to ultramafic layered intrusion, a pathway stagnated magmatic chamber with periodical injections of magma denominated as magmatic cycles. Cycles are divided according to the phase stratification of the mineral magnetite. Processes such as fractional crystallization and magma mixing are highlighted as the main drivers to changes in parameters such as pressure and oxygen fugacity, which provided for the formation of known mineralisation.

In total, 10 magmatic cycles have been identified in RJS, in response to successive magma inputs in an open system (cycle C1 to cycle C10). Cycles C1 to C3 appear to be restricted to the Campbell Pit, where more robust layers of magnetite and ultramafic rocks were formed. These layers are currently being mined in the GAN (Campbell Pit) deposit. Cycles C4 to C10 have been defined to the north and south beyond the Campbell Pit, with successive layers of magnetite associated with mafic rocks such as magnetite-gabbro, gabbro to anorthosite. These layers give rise to the deposits called NMT in the RJS. This genetic model may also explain the higher levels of vanadium in the GAN deposit, associated with more primitive magmas richer in vanadium metal. Elevated TiO2 values appear to be associated with the higher stratigraphic levels of the overall complex. Titanium is incompatible within the magnetite crystal structure enriching the residual magma.

Sulphides account for up to 1% of the rock in the magnetite. The major phases are chalcopyrite and pentlandite with only very minor pyrite and pyrrhotite. High platinum and palladium ("PGM") values have been found in the magnetite zones in the RJS. The association of PGM enrichment with magnetite layers in the RJS has similarities with the Rincón del Tigre, Skaergaard and Stella Complexes as well as the Bushveld Complex.

Exploration

Exploration was undertaken by several parties prior to Largo's engagement in 2006. This work consisted of geological mapping, sampling, trenching, drilling, resource modelling and a series of metallurgical testing and resource studies culminating in several pre-feasibility and feasibility studies.

Beginning in 2007, Largo carried out significant geological work and interpretation over the project area, including check assaying and relogging of historical drill core where available. The entire property has been covered by 175 line-km of line cutting. The grid lines are 2.5 km long and oriented east-west with 100-m line spacing and 25-m stations along the lines. This line cutting work was done to facilitate geological mapping, sampling and ground geophysical surveys (magnetic and induced polarization). Geological mapping was done at a scale of 1:2,500 over the entire property concentrating on favourable areas that had a limited amount of information. This work was completed to gain a better understanding of the area's potential prior to conducting further drill testing.

Ground magnetic surveying (175 line-km) was completed over the entire property and total of 136 line-km of induced polarization surveying was completed on the property to help define magnetic horizons within the RJS. Geophysical surveys were important during the early work to define targets for future drilling.

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Data compilation, re-logging and additional resampling of previously drilled holes (1981 to 1986) were undertaken. This work was done to correlate the lithologies between holes and from section to section, and to test the platinum and palladium potential of the deposit to better understand the geological setting.

Exploration has resulted in significant opportunity to advance the NMT to host Mineral Resource estimates in support of the overall mine complex and long-term mine planning.

Ongoing exploration is conducted at the Maracás Menchen Project with the primary goal of supporting mining activities and increasing estimated Mineral Resources and Mineral Reserves available for mining. All existing exploration information is being compiled into comprehensive 3D models to allow for evaluation and prioritization of exploration efforts.

Exploration work to date has led to a better understanding of the geology and controls on mineralisation with the RJS. The Company now has a strong understanding of the distribution of mineralised cycles in the area immediately to the south and to the north of the Campbell Pit. South Block exploration is at a relatively early stage, but the understanding gained to this date will positively impact exploration planning and execution in future years. Exploration work to date has identified numerous cycles within the RJS that host both vanadium and titanium mineralisation up to 25 km south of the Campbell Pit.

Drilling

Mineral Resources and Mineral Reserves are estimated based on information from surface drill holes. Prior to Largo's activity at the Maracás Menchen Project, previous operators had drilled 53 diamond drill holes (5,153 metres) on the GAN deposit (Campbell Pit), and 13 diamond drill holes (661 metres) on targets within the overall mine property. Largo completed four exploration drill campaigns at the Maracás Menchen Project (2007, 2008, 2011-2012 and 2017) with 57 drill holes (14,634 metres) at the Campbell Pit including 103 drill holes (12,960 metres) defined as infill for resource development, a further 91 drill holes (20,348 metres) targeting the NMT deposits and 4 drill holes (629 metres) targeting South Block anomalies. In 2018, the Company undertook an in-fill pit drilling program of 31 holes (2,323 metres) designed to further identify and delineate 2 to 3 years of mining at the Campbell Pit. In the same year Largo drilled 24 holes (4,223 metres) at NAN to advance the deposit and drilled 14 holes (2,219 metres) on targets in the South Block. In 2019, the Company completed 5 holes (1,925 metres) testing depth potential of mineralisation below the expected pit shell at the Campbell Pit and 123 drill holes (17,930 metres) at the NMT deposits is support of resource estimation. Exploration work continued in 2020 with 18 holes (4,755 metres) drilled at the Campbell Pit as a continuation of the deep drilling program and to better define lateral extents of mineralisation. That same year 107 drill holes (20,010 metres) were completed on the NMT deposit, dominantly at the NAN and GAN deposits to aid in resource development. In 2021 the Company completed 57 drill holes (8,838 metres) across the Maracás Menchen Project area. Most work was focused at the Campbell Pit with an in-fill drill program of 26 drill holes (2,248 metres) in advance of a new short-term mine plan model and 7 drill holes (2,337 metres) continuing depth and lateral extension drilling. A limited number of holes were drilled at the NMT. In total 8 drill holes (1,998 metres) were drilled in support of the Technical Report and testing geophysical anomalies east of the Campbell Pit. Drilling concluded in 2021 with 15 drill holes (2,255 metres) testing two targets in the South Block.

In 2023, the Company completed 59 diamond drill holes (17,876.4 metres) at the Maracás Menchen Project and 141 Reverse Circulation ("RC") drill holes (7,736 metres) of in-fill drill program. From the total of diamond holes, 33 holes (8,173.7 metres) were at the South Block, 21 holes (7,869 metres) at the NMT and 5 geotechnical holes (1,833.7 metres) at the Campbell Pit.

In 2024, the Company completed 44 diamond drill holes (8,278 metres) at the Maracás Menchen Project and 39 RC drill holes (2,611 metres) of in-fill drill program. From the total of diamond holes 27 holes (6,252 metres) were to attendance legal exigences in 3 claims, 17 holes (2,026 metres) at the Campbell and GAS connection.

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Drilling has allowed the Company to advance in GAN, SJO, NAO and NAN deposits into the overall mine plan and has led to the conversion of significant tonnes of mineralisation into both mineral resource and reserve categories for future mine planning. In the South Block, limited drilling has been completed and work continues to better understand the various cycles of mineralisation and their relationship to the well-developed model at the Campbell Pit and the NMT. To date, the results indicate that numerous potential targets for additional drilling exist and future work will focus on developing these prospective areas.

For additional information on more recent drilling carried out see "Description of the Business - Exploration, Development, and Production".

Sampling, Analysis and Data verification

Several periods of diamond drilling by different operators have resulted in somewhat varying sampling procedures. The actual sampling method carried out by CBPM (1981 and 1983) is not known, but during visits to the core facility it was observed that the core had been carefully half cut with all holes available for inspection. Clearly marked sample intervals were evident in all core boxes and it was concluded that sampling had been carried out in a very professional manner.

Drill core sampling during the Odebrecht period was also completed in accordance with industry standards and half sawn core was carefully logged and sampled. Sampled core was secured and shipped via commercial trucks to SGS GEOSOL Laboratorios Ltda. ("SGS") (1983-1987) and Paulo Abib Engenharia S.A. laboratory (1985 to 1987) both located in Belo Horizonte. In total, 1,675 core samples were analysed at SGS and Paulo Abib Engenharia. Samples were analysed for FeO, Fe2O3, SiO2, TiO2 and V2O5.

In 2006 and 2007, Largo undertook an extensive program of core relogging and sampling. Largo personnel collected quarter cut drill core samples which were then placed into sealed plastic bags with corresponding sample tags. Samples were shipped via company trucks to Salvador where they were handed over to a commercial trucking company for shipment to SGS in Belo Horizonte. Analytical quality control utilized by Largo included the insertion of blanks, referenced material samples and duplicates on a regular basis for all batches submitted for analysis. CBPM and Odebrecht sample pulps remain available to Largo.

All sample preparation and analysis of drill core from the 2006/2007 resampling program and all Largo directed drill programs were performed by SGS in Belo Horizonte, Brazil and Lakefield Ontario, Canada. During infill drilling at the Campbell Pit in 2012, both SGS in Belo Horizonte and Intertek in Cotia, Brazil were used for sample preparation and analysis. Samples were analysed for FeO, Fe2O3, SiO2, TiO2 and V2O5 by the XRF method and for platinum and palladium by 50 g fires assay at SGS. This was modified to a 20 g fire assay for the 2007 and later drill programs. SGS "complies with the requirements of the international standards ISO 9001:2000 and ISO 14001:2004 for chemical analysis and geochemistry of soils, rocks and ores" (SGS Minerals, 2006). Intertek also complies with ISO 9001:2008 for chemical analysis and geochemistry of soils, rocks and ores.

In 2015 Largo initiated Davis Tube test work to improve their understanding of vanadium in the ore at the Campbell Pit. This work was used to determine the magnetic percentage and the SiO2 and V2O5 grades in the magnetite concentrate. This work was completed by SGS. In total, 7,567 pulp samples collected from previous drill programs were analysed. A pulp duplicate, and one certified standard were inserted into every 40 sample batch.

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Data verification work completed by Largo and Micon has led to confidence in the database compiled by the original owners of the property. Largo's ongoing quality assurance and quality control program has also led to confidence in the newly generated data.

In 2018-2019, Largo engaged SGS for all drilling and sampling preparation and analytical services.

In 2020, Largo engaged ALS Global Brazil, based in Belo Horizonte for all sample preparation and analytical procedures. ALS Global Brazil operates under ISO 17025 quality management system. To generate a greater density database for the Campbell Pit, NAN and GAN block models ALS was also contracted to pycnometer density tests.

In 2021, Largo re-engaged SGS for all sample preparation and analytical procedures. SGS is an ISO 9000-2001 certified laboratory.

In 2022 and 2023, Largo engaged SGS, based in Vespasiano, for all sample preparation and analytical procedures related to our exploration targets and used Largo's internal certified laboratory (ISO 9001:2015 and Iron Ore Analyses Proficiency Testing by CSIRO) for all sample preparation and analytical procedures for our in-fill drilling program.

Mineral Processing and Metallurgical Testing

On October 28, 2024 Largo disclosed Mineral Reserve and Mineral Resource estimates with an effective date of January 30, 2024 in a report titled An Updated Life of Mine Plan (LOMP) for Gulçari A (Campbell Pit) and Pre-Feasibility Study for Gulçari A Norte (GAN), Novo Amparo (NAO), Novo Amparo Norte (NAN) and São José (SJO) Deposits, Maracás Menchen Project, Bahia, Brazil, prepared by GE21. The full Technical Report was filed on SEDAR+ on October 28, 2024.

The Mineral Resources for the Campbell Pit are estimated from drill core information stored in a secured central database and were evaluated using a geostatistical block modelling approach. A three-dimensional block model was generated to enable grade estimation. The selected block size was based on the geometry of the domain interpretation and the data configuration. A block size of 5 m E by 5 m N by 5 m RL was selected. The "percent" block modelling technique was used to represent the volume of the interpreted wireframe models. Sufficient variables were included in the block model construction to enable grade estimation and reporting.

Mineral Resource estimation for the Campbell Pit was undertaken using ordinary kriging ("OK") as the principal estimation methodology for V2O5. A cut-off of 0.30% V2O5 head grade and a cut-off 1.0% TiO2 head grade, derived from an economic analysis was used. Mineral Resources were constrained by an economic pit built in Geovia Whittle 4.3 software and limited by geological factors and adopted economic factors from current operations.

Mineral Resources for the GAN, SJO, NAO and NAN deposits were estimated from drill core information stored in a secured central database and were evaluated using a geostatistical block modelling approach. A three-dimensional block model was generated to enable grade estimation. The selected block size was based on the geometry of the domain interpretation and the data configuration. At GAN, a block size of 10 m E by 10 m N by 5 m RL was selected. At NAN, a block size of 20 m E by 20 m by 5 m RL was selected. The "percent" block modelling technique was used to represent the volume of the interpreted wireframe models. Sufficient variables were included in the block model construction to enable grade estimation and reporting.

Mineral Resource estimation for both the GAN, SJO, NAO and NAN deposits was undertaken using OK as the principal estimation methodology for V2O5. A cut-off of 0.30% V2O5 head grade and a cut-off 1.0% TiO2 head grade, derived from an economic analysis was used. Resources were constrained by an economic pit built in Geovia Whittle 4.3 software and limited by geological factors and adopted economic factors from current operations allowing for additional transport costs where applicable. Resources are reported using a long-term sales price of $16.00/lb of V2O5. TiO2 pigment selling prices price of $4,000/tonne was used in the calculation. The block models incorporate percent magnetics (percent of magnetic minerals in the mineralised rock) and magnetite concentrate grade for V2O5, SiO2 and TiO2.

2025 ANNUAL INFORMATION FORM	31

The Mineral Resource estimate for the Campbell Pit has been reconciled for mining depletion as of December 31, 2025 from the original Mineral Resource estimate set out in the Technical Report (refer to Section 14 of the Technical Report for additional details). There has been no active mining at GAN, SJO, NAO and NAN so there have been no update to those resources. The Mineral Resource estimates for the Campbell Pit and the GAN, SJO, NAO and NAN deposits as of December 31, 2025, are presented below.

Maracás Menchen Project - Mineral Resource Estimate (Effective Date - December 31, 2025)
Target	Classification	Mass	Head		Magnetic Concentrate			Material Content
			V2O5	TiO2	DT	V2O5	TiO2	V2O5	TiO2
		(Mt)	(%)					(kt)
Campbell Pit + GAN	Measured	28.29	0.70	7.73	22.21	2.37	3.36	198.86	2,187.52
	Indicated	21.03	0.54	7.29	18.51	2.14	2.73	114.10	1,533.37
	Measured + Indicated	49.32	0.63	7.54	20.63	2.27	3.09	312.96	3,720.89
	Inferred	29.94	0.54	7.46	18.51	2.00	2.31	162.05	2,231.8
SJO	Indicated	17.92	0.58	8.77	22.78	1.90	2.86	104.4	1,571.6
	Measured + Indicated	17.92	0.58	8.77	22.78	1.90	2.86	104.39	1,571.57
	Inferred	15.19	0.52	7.43	19.02	1.89	2.53	78.9	1,127.9
NAO	Indicated	7.13	0.58	10.06	27.29	1.72	3.06	41.4	717.2
	Measured + Indicated	7.13	0.58	10.06	27.29	1.72	3.06	41.38	717.16
	Inferred	4.09	0.59	8.61	23.34	1.83	3.03	24.0	351.8
NAN	Measured	19.44	0.64	9.02	22.88	2.14	2.83	123.7	1,753.6
	Indicated	8.93	0.60	9.14	21.90	2.14	2.63	53.9	815.6
	Measured + Indicated	28.37	0.63	9.06	22.57	2.14	2.77	177.54	2,569.17
	Inferred	6.88	0.66	9.16	22.69	2.28	2.68	45.7	630.0
GAS	Inferred	11.30	0.58	8.48	18.36	2.31	2.22	66.0	958.7
JAC	Inferred	21.16	0.47	7.78	18.57	1.74	4.65	98.9	1,645.3
RIOCON	Inferred	13.27	0.41	7.23	16.15	1.63	3.86	55.0	959.3
Total	Measured	49.72	0.68	8.18	22.47	2.30	3.22	339.39	4,066.84
	Indicated	55.06	0.57	8.43	21.58	2.01	2.80	314.15	4,640.66
	Measured + Indicated	104.78	0.62	8.31	22.01	2.15	3.00	653.54	8,707.50
	Inferred	101.82	0.52	7.76	18.75	1.93	3.08	530.79	7,905.60

Notes:

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Mineral Resources were estimated by Fábio Xavier, BSc. (Geo), MAIG, a GE21 Associate, who meets the requirements of a "Qualified Person" as established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014) (CIM Standards).

3. The Mineral Resource estimates were prepared under the CIM Standards and the CIM Guidelines, using geostatistical, economic, and mining parameters appropriate to the deposits.

4. Presented Mineral Resources are inclusive of Mineral Reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.

2025 ANNUAL INFORMATION FORM	32

5. The Campbell Pit topography survey effective date is January 30th, 2024.

6. The Mineral Resource is reported on an effective date of January 30th, 2024.

7. A cut-off grade of 0.3% V2O5 head is applied in V2O5 Mineral Resource.

8. A cut-off grade of 1% TiO2 head, derived from an economic function, is associated to TiO2 Mineral Resource.

9. Geometric and economic parameters include:

  Mine Recovery of 100% and dilution 0%.
  V2O5 selling price of $16 per lb.
  TiO2 pigment selling price of $4,000.00 per tonne.
  Mining costs of $2.93 per tonne for mineralization and waste.
  Vanadium processing costs of $34.60 per tonne of ore feed.
  Ilmenite concentrate costs $5.74 per tonne processed.
  TiO2 pigment costs of $1,733.00 per tonne of pigment produced.
  General and Administrative (G&A) costs of $0.27 per lb of V2O5.

10. Exchange rate: $1.00 = R$5.10.

11. Specific values for each Deposit:

  Campbell Pit + GAN: Pit slope angles ranging from 37.5° to 64°. V2O5 concentrate recovery of 70.50% to 78.86%. TiO2 overall recovery of 32.78% to 43.44%.
  NAN: Pit slope angles ranging from 40° to 68°. V2O5 concentrate recovery of 70.00%. TiO2 overall recovery of 45.90%.
  SJO: Pit slope angles ranging from 40° to 56°. V2O5 concentrate recovery of 70.00%. TiO2 overall recovery of 32.78%.
  NAO: Pit slope angles ranging from 40° to 68°. V2O5 concentrate recovery of 70.00%. TiO2 overall recovery of 32.78%.
  Source: GE21, 2024.

The overall mine plan includes the processing of ongoing non-magnetic tailings from the ongoing vanadium operation to recover an ilmenite concentrate and then further processing of that concentrate to produce a TiO2 pigment. On this basis, the Company has investigated the opportunity to recover ilmenite from the historical non-magnetic tailing ponds at the mine. The resources contained in the tailings ponds was based on production reconciliation data and topographic surveying of existing ponds. Tailings were systematically sampled every eight hours from the start of production in 2014, and sampling continues under the current operating conditions. The following table outlines the TiO2 Mineral Resources within the current non-magnetic tailing ponds. There had been no processing of this material as of December 31, 2025.

TiO2 Mineral Resources in Non-Magnetic Tailing (Effective Date - December 31, 2025)
Pond	Resource Classification	Volume (km3)	Density (t/m3)	Resource in Stock (kt)	Grade TiO2 (%)	Metal Content (kt)
BNM02	Indicated	640.30	1.80	1,152.53	10.69	123.21
BNM03	Indicated	521.14	1.80	938.05	11.87	111.35
BNM04	Indicated	1,799.16	1.80	3,238.49	9.86	319.32
BNM06	Indicated	391.08	1.80	703.94	7.10	49.98
Total Mineral Resources in Ponds	Indicated	3,351.68	1.80	6,033.02	10.01	603.86

Notes:

1. Stock of "Non-Magnetic concentrate" available in the tailing's ponds.

2. Mineral Resource in tailings were estimated based on topographic surveys (primitive data and current data) and validated with monthly processing and reconciliation data.

3. Tailings material data was sampled once every 8 hours, with an average TiO2 content of 10.01%.

4. Recovery is 100% and no dilution was applied to these Mineral Resources.

The mine plan developed in the Technical Report is based on Proven and Probable Mineral Reserves only and is more fully delineated in the Technical Report. Mineral Reserves are reported using a long-term sales price of $7.80/lb of V2O5 with an additional premium of $2.50/lb for high purity products. TiO2 long term sales price of $3,691/tonne was used in the calculation. The ultimate pit design and mine plan was done to optimize the magnetic concentrate to the kiln feed, with non- magnetic TiO2 rich concentrate material directed to the ilmenite concentration plant for processing. The ilmenite concentrate is then transported to the Pigment Plant to produce the final TiO2 product. The open pit Mineral Reserve estimate is based on a mine plan and open pit designs developed using modifying parameters including metal prices, metal recovery based on performance of the processing plant, operating and sustaining capital cost estimates based on the production schedule and equipment requirements. Other factors including; dilution, mining recovery, shipping terms, geotechnical characteristics of the rock mass, and the likelihood of obtaining land title, required permits and environmental, social and legal licenses may affect the final Mineral Resources and Mineral Reserves, see "Risk Factors".

2025 ANNUAL INFORMATION FORM	33

The Mineral Reserve estimate for the Campbell Pit has been reconciled for mining depletion as of December 31, 2025 from the original Mineral Reserve estimate set out in the Technical Report (refer to Section 15 of the Technical Report for additional details). There has been no active mining at NAN or GAN and so there has been no update to those Mineral Reserves. The Mineral Reserve estimates for the Campbell Pit and the NAN and GAN deposits as at December 31, 2025 are presented below:

Maracás Menchen Project - Mineral Reserve Estimate (Effective Date - December 31, 2025)
Classification	Tonnage (Mt)	%Magnetics	Head		Magnetic Concentrate		V2O5 in Magnetic Concentrate (t)	TiO2 in Magnetic Concentrate (t)
			%V2O5	%TiO2	%V2O5	%TiO2
Campbell Pit(6i)
Proven	14.05	22.74	0.95	6.44	3.10	4.45	98,982	762,901
Probable	5.47	18.66	0.83	5.58	3.29	4.08	33,586	263,641
Total Campbell Pit Reserves	19.52	21.60	0.92	6.20	3.15	4.36	132,568	1,026,541
GAN(6ii)
Proven	12.96	18.44	0.45	7.66	1.80	2.93	42,940	922,310
Probable	11.34	16.88	0.42	7.16	1.79	2.53	34,230	762,940
Total GAN Reserves	24.29	17.71	0.44	7.42	1.79	2.75	77,170	1,685,250
NAN(6iii)
Proven	19.55	21.02	0.58	8.25	2.05	3.33	84,220	1,475,910
Probable	6.40	21.14	0.56	8.63	1.98	3.04	27,840	511,050
Total NAN Reserves	25.95	21.05	0.58	8.34	2.03	3.26	111,060	1,986,960
SJO(6iii)
Proven	-	-	-	-	-	-	-	-
Probable	22.41	18.12	0.44	7.48	1.76	2.99	71,320	1,555,470
Total SJO Reserves	22.41	18.12	0.44	7.48	1.76	2.99	71,320	1,555,470
NAO(6iii)
Proven	-	-	-	-	-	-	-	-
Probable	6.74	24.98	0.53	9.17	1.69	3.33	28,390	562,270
Total NAO Reserves	6.74	24.98	0.53	9.17	1.69	3.33	28,390	562,270
Total Maracás Menchen Mine Proven and Probable Mineral Reserves
Proven	46.56	20.82	0.66	7.54	2.30	3.56	226,142	3,161,121
Probable	52.36	19.16	0.50	7.57	1.94	3.05	195,366	3,655,371
Total	98.92	19.94	0.57	7.56	2.11	3.29	421,508	6,816,492

Notes:

1. Mineral Reserves estimates were prepared in accordance with the CIM Standards.

2. Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources.

3. Mineral Reserves were estimated by Guilherme Gomides Ferreira, BSc. (Meng), MAIG, a GE21 associate, who meets the requirements of a "Qualified Person" as established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014) (CIM Standards).

2025 ANNUAL INFORMATION FORM	34

4. The Campbell Pit topography survey effective date is January 30th, 2024.

5. Mineral Reserves were reported with the effective date January 30th, 2024.

6. The reference point at which the Mineral Reserves are defined is the point where the ore is delivered from the open pit to the crushing plant.

7. Vanadium product comes from magnetic concentrate, while TiO2 product comes from non-magnetic portion.

8. Exchange rate $ 1.00 = R$ 5.10.

9. Mineral Reserves were estimated using the Geovia Whittle 4.3 software and following the geometric and economic parameters:

• Recovery: 97%.

• Dilution: 10%.

• Pit slope angles range from 37.5° to 64°.

• V2O5 selling price (standard V2O5>98% purity) of $8.50/lb, with an additional premium of $1.00/lb for high purity product (V2O5>99.5%).

• TiO2 pigment selling price (TiO2 >94% purity) of $3,528.00/tonne.

• Mining costs of $2.93/tonne for mineralization and waste.

• Vanadium processing costs of $34.60/tonne ore feed.

• V2O5 concentrate recovery of 78.86%.

• Ilmenite concentrate costs of $5.74/tonne processed.

• TiO2 pigment costs of $1,733.00/tonne of pigment produced.

• TiO2 overall recovery of 43.44%.

• General and Administrative (G&A) costs of $0.27

• Strip Ratio 3.25 (t/t).

Mineral Reserves were also calculated for the TiO2 contained in the non-magnetic tailing's ponds. The same parameters that were used for the estimation of the TiO2 contained in the non-magnetic tailing's ponds in the Mineral Resources table set out above were used to estimate the Mineral Reserves in the non-magnetic tailing ponds, which are reported in the following table. There had been no processing of this material as of December 31, 2025.

TiO2 Mineral Reserves in Non-Magnetic Tailing (Effective Date - December 31, 2025)
Pond	Resource Classification	Volume (km3)	Density (t/m3)	Resource in Stock (kt)	Grade TiO2 (%)	Metal Content (kt)
BNM02	Indicated	640.30	1.80	1,152.53	10.69	123.21
BNM03	Indicated	521.14	1.80	938.05	11.87	111.35
BNM04	Indicated	1,799.16	1.80	3,238.49	9.86	319.32
BNM06	Indicated	391.08	1.80	703.94	7.10	49.98
Total Mineral Resources in Ponds	Indicated	3,351.68	1.80	6,033.02	10.01	603.86

Notes:

1. Stock of "Non-Magnetic concentrate" available in the tailings ponds.

2. Mineral Resource in tailings were estimated based on topographic surveys (primitive data and current data) and validated with monthly processing and reconciliation data.

3. Tailings material data was sampled once every 8 hours, with an average TiO2 content of 10.01%.

4. Recovery is 100% and no dilution was applied to these Mineral Resources.

The Technical Report updated the Mineral Resources reported for the Campbell, GAN, NAO, SJO, NAN, GAS, JAC and RIOCON deposits. The Company has completed drilling on these deposits in recent years and are currently working on updates to the Mineral Resources for these deposits. The Technical Report reports the following resources the following table based on work completed with an effective date of January 30, 2024.

2025 ANNUAL INFORMATION FORM	35

Target	Classification	Mass	Head		Magnetic Concentrate			Material Content
			V2O5	TiO2	DT	V2O5	TiO2	V2O5	TiO2
		(Mt)	(%)					(kt)
Campbell Pit + GAN	Measured	30.28	0.71	7.64	22.21	2.40	3.48	215.73	2,313.22
	Indicated	21.09	0.54	7.28	18.51	2.14	2.73	114.50	1,536.38
	Measured + Indicated	51.37	0.64	7.49	20.69	2.30	3.17	330.23	3,849.60
	Inferred	29.94	0.54	7.46	18.52	2.00	2.31	162.2	2,232.6
SJO	Indicated	17.92	0.58	8.77	22.78	1.90	2.86	104.4	1,571.6
	Measured + Indicated	17.92	0.58	8.77	22.78	1.90	2.86	104.39	1,571.57
	Inferred	15.19	0.52	7.43	19.02	1.89	2.53	78.9	1,127.9
NAO	Indicated	7.13	0.58	10.06	27.29	1.72	3.06	41.4	717.2
	Measured + Indicated	7.13	0.58	10.06	27.29	1.72	3.06	41.38	717.16
	Inferred	4.09	0.59	8.61	23.34	1.83	3.03	24.0	351.8
NAN	Measured	19.44	0.64	9.02	22.88	2.14	2.83	123.7	1,753.6
	Indicated	8.93	0.60	9.14	21.90	2.14	2.63	53.9	815.6
	Measured + Indicated	28.37	0.63	9.06	22.57	2.14	2.77	177.54	2,569.17
	Inferred	6.88	0.66	9.16	22.69	2.28	2.68	45.7	630.0
GAS	Inferred	11.30	0.58	8.48	18.36	2.31	2.22	66.0	958.7
JAC	Inferred	21.16	0.47	7.78	18.57	1.74	4.65	98.9	1,645.3
RIOCON	Inferred	13.27	0.41	7.23	16.15	1.63	3.86	55.0	959.3
Total	Measured	49.72	0.68	8.18	22.47	2.30	3.22	339.39	4,066.84
	Indicated	55.06	0.57	8.43	21.58	2.01	2.80	314.15	4,640.66
	Measured + Indicated	104.78	0.62	8.31	22.01	2.15	3.00	653.54	8,707.50
	Inferred	101.82	0.52	7.76	18.75	1.93	3.08	530.79	7,905.60

Notes:

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Mineral Resources were estimated by Fábio Xavier, BSc. (Geo), MAIG, a GE21 Associate, who meets the requirements of a "Qualified Person" as established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014) (CIM Standards).

3. The Mineral Resource estimates were prepared under the CIM Standards and the CIM Guidelines, using geostatistical, economic, and mining parameters appropriate to the deposits.

4. Presented Mineral Resources are inclusive of Mineral Reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.

5. The Campbell Pit topography survey effective date is January 30th, 2024.

6. The Mineral Resource is reported on an effective date of January 30th, 2024.

7. A cut-off grade of 0.3% V2O5 head is applied in V2O5 Mineral Resource.

8. A cut-off grade of 1% TiO2 head, derived from an economic function, is associated to TiO2 Mineral Resource.

9. Geometric and economic parameters include:

  Mine Recovery of 100% and dilution 0%.
  V2O5 selling price of $16 per lb.
  TiO2 pigment selling price of $4,000.00 per tonne.
  Mining costs of $2.93 per tonne for mineralization and waste.
  Vanadium processing costs of $34.60 per tonne of ore feed.
  Ilmenite concentrate costs $5.74 per tonne processed.
  TiO2 pigment costs of $1,733.00 per tonne of pigment produced.
  General and Administrative (G&A) costs of $0.27 per lb of V2O5.

10. Exchange rate: $1.00 = R$5.10.

11. Specific values for each Deposit:

  Campbell Pit + GAN: Pit slope angles ranging from 37.5° to 64°. V2O5 concentrate recovery of 70.50% to 78.86%. TiO2 overall recovery of 32.78% to 43.44%.
  NAN: Pit slope angles ranging from 40° to 68°. V2O5 concentrate recovery of 70.00%. TiO2 overall recovery of 45.90%.
  SJO: Pit slope angles ranging from 40° to 56°. V2O5 concentrate recovery of 70.00%. TiO2 overall recovery of 32.78%.
  NAO: Pit slope angles ranging from 40° to 68°. V2O5 concentrate recovery of 70.00%. TiO2 overall recovery of 32.78%.
  Source: GE21, 2024.
2025 ANNUAL INFORMATION FORM	36

Emerson Ricardo Re, BSc, MSc, MBA, MAusIMM (CP) and Registered Member (Chilean Mining Commission), of HCM Consultoria Geologica Eireli, Geology Advisor to the Company, a Qualified Person, is responsible for the Mineral Resource and Mineral Reserve estimates contained in this AIF.

Mining Operations

In January 2021, the Company completed feed rate improvements to the kiln resulting in a further increase in nameplate capacity from 1,000 tonnes per month to 1,100 tonnes per month. The mine has a fleet of mining equipment which consists of six hydraulic excavators, two Sany SY980H, four Sany SY750H, a total of 31 trucks with 40 to 45-tonne capacity, 8 rotary drill rigs from Sandvik, model DP1500i and other auxiliary equipment. In 2024 the mine produced 2.24 million metric tonnes of ore (dry basis), with a stripping ratio of 5.2.

As of January 30, 2024, the effective date of the Technical Report, the LOM for the Campbell Pit was estimated at 7 years, with mining operations being completed in 2032. Leading up to the depletion of the Campbell Pit, the Company is planning on executing the overall LOM Plan with the remaining deposits extending the mine life of the overall operation by an additional 30 years, with all current deposits being depleted in 2054.

Processing and Recovery Operations

The Maracás vanadium recovery plant was commissioned in 2014 and achieved the nameplate capacity in 2018. In 2019, an expansion project was implemented increasing the process capacity to 1,900,000 t/a of ROM and the V2O5 production capacity to 12,000 t/a. In 2020, 11,825 t of V2O5 was produced with 81.5% of overall recovery. In 2021, improvements in the roasting/burning system increased the production capacity to 13,200 t/a V2O5. In 2023, the plant produced 9,681 tonnes of V2O5, of which 4,509 tonnes was produced as a high purity product for sale to the specialty alloy and chemical industries. During the same year, the ilmenite plant was commissioned at the Maracás site to treat non-magnetic concentrate material generated from the wet magnetic separation process to produce an ilmenite concentrate. The ilmenite plant was built, commissioned and continues its ramp up phase with production of 10,020 tonnes of ilmenite concentrate in 2023.

The current process flow comprises the following steps: three stages of crushing, one stage of dry magnetic separation, one stage of grinding, four stages of wet magnetic separation, roasting, leaching, AMV precipitation, AMV filtration, AMV calcining fusion to V2O5 powder as final product, AMV reduction fusion to V2O3 powder as final product and fusion to V2O5 flake as final product. In 2023, the Company implemented a stage of ilmenite concentration, which comprises three stages of desliming and three stages of flotation after the wet magnetic separation. A simplified process flow diagram of this process is presented in the Technical Report.

Infrastructure, Permitting, and Compliance Activities

Infrastructure:

The current infrastructure comprises administrative buildings, mine structures (stockpiles, roads, explosive magazine, fuel and lubricant storage) and plant structures (industrial areas, laboratory, sheds, compressed air, heating). Additionally, the development of a Pigment Plant in Camaçari City would be needed should the Company move forward with its outlined plans to produce TiO2. pigment. To sustain the production process in the mining area, it would be necessary to expand and/or construct new structures, including additional stockpiles, waste piles and tailing impoundment.

2025 ANNUAL INFORMATION FORM	37

Domestic power and telephone service are available both at the Property and in the town of Maracás, which is linked to the power grid. Maracás has a population of approximately 20,000. The water supply is available from a number of rivers and creeks which drain into the general area.

Brazil has a large and very active mining industry. Infrastructure for mining equipment, services and personnel are available in a number of centers, including São Paulo, Belo Horizonte and Cuiabá. The Jacobina gold mine is located 275 km to the north of Maracás. There are several other small active mines in the general area and thus some local mining services are available in Salvador. There is a rail line close to the property and deep-water port facilities are also available. The Porto Alegre village is located south of the Project. Largo possesses all the necessary licenses to conduct its operations, including those regarding the construction of the Project.

Permitting:

The Operational License for the Campbell Pit operation was published in the Official Gazette on November 8th and 9th, 2014. The renewal process was filed by May 2020 and is under analysis by INEMA technicians.

LVMSA applied for the Ilmenite project environmental license after fulfilling INEMA requirements in November 2021 and the granting process is ongoing, with support of both the local community and government authorities. It is important highlight that the Ilmenite project is within the Project's facilities area and no archaeological impact, deforestation, new grant water, road and powerline construction environmental license process will be needed.

Studies submitted at Environmental Agency as part of request to Installation License for Ilmenite project is currently being reviewed by INEMA.

The main potential risk associated with environmental permitting is related to the delay in the granting of the issuing of the license for Ilmenite project. Environmental process progress is followed carefully by the Project's environmental team.

Additional environmental licences/processes for the Project's expansions and new projects will be submitted fulfilling INEMA's requirements on time and accordingly with projects phase/timeline. To date Largo is in full compliance with Environmental ministry as well as mining authorities' requirements.

Environmental Liabilities and Permits:

Largo's environmental liabilities are currently related to the Campbell Pit operation. The Environmental reclamation of these activities is supervised by INEMA, which is a government run entity overseen by the Secretariat of Environment of the State of Bahia.

No significant factors or risks were identified by GE21 that could jeopardize the logistics, surface rights, mining rights and/or experience required to perform work on Largo mining right.

Compliance:

Largo filed the renewal of the Campbell Pit environmental license, and this action considers this LO in effect until the regulatory authority has issued its opinion. A production change was also requested for the mine expansion plan.

The Company plans to convert its current exploration licenses covering the relevant portions of its other deposits into mining concessions prior to the beginning of mining at such deposits in 2032. A further discussion of the Company's timeline for applying for the necessary environmental permits and licenses is set out in Chapter 20 of the Technical Report. All other operational licenses and permits are in order and fully operational.

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Capital and Operating Costs

The Company's strategy is focused on seeking ways to increase the amount of vanadium and titanium Resources through NAN, SJO, NAO and GAN deposits, installing a new kiln to increase the capacity to process vanadium ore, expanding the ilmenite flotation plant, and potentially developing the Pigment Plant in Camaçari City.

The Project's ilmenite plant, with a capacity to produce 196 ktpy of ilmenite concentrate, was concluded in 2023, and initial production of ilmenite concentrate was started in August 2023.

The project to install a second kiln involves the installation of a kiln designed for a 20 t/h feed rate, increasing the nameplate capacity of the roasting area from 487.7 ktpy to 648.6 ktpy with construction starting in 2026. Ramp-up will commence in 2027, and by 2028, the plant will operate at its nameplate capacity.

The proposed Pigment Plant, with a nameplate capacity of 100 kt of TiO2 per year, would be implemented in 2029 in Camaçari, Bahia, Brazil with construction beginning in 2026. Ramp-up would start in 2029 and would be completed in 2031, when the plant would operate at its nameplate capacity.

The project to expand the ilmenite plant involves increasing the nameplate capacity of the ilmenite plant from 196 ktpy to 265 ktpy to meet the demand of Largo's proposed Pigment Plant, with construction starting in 2028. Ramp-up would commence in 2029, and the plant would operate at its nameplate capacity in the same year.

The ilmenite plant described in the Technical Report was installed and began operations in 2023.

As noted in the section entitled "Description of the Business - Three-Year History - Operations", management of the Company has decided to postpone the Company's existing plans to further develop the Pigment Plant until additional funds are made available.

Sustaining CAPEX was US$21.0 million in 2024 and US$19 million in 2025 (excluding capitalized stripping, asset retirement obligations and construction in progress). Sustaining CAPEX for 2026 is estimated between US$6.0 to US$7.8 million.

Operating Expenses ("OPEX") were also estimated in the Technical Report. The operating cost includes the mine, process plant and general and administration (G&A) for the Project's phases. All operating costs are in US$. Expenditures and costs were predominantly extracted or calculated from spreadsheets and information collected from Largo and reflect the actual costs collected from 2025. LOM OPEX are summarised below:

Average Operating Cost Summary
Operating Cost	LOM
Mining (US$ / t moved)	2.57
Vanadium Processing (US$ / t ore fed)	4,994.63
Ilmenite Processing Costs (US$ / t Ilmenite)	141.70

For tailings pond recovery, the cost per tonne of material is estimated at US$1.04/t. This reclaimed material will be processed at the ilmenite plant from 2026 to 2032. The processing cost estimation is US$64.38/t product.

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For the year ended December 31, 2025, the Company reported cash operating costs excluding royalties of US$4.84 per pound V2O5 sold. The Company has issued guidance for the cash operating costs excluding royalties of US$4.50 - US$5.50 per pound V2O5 sold for 2025.

The cash operating costs per pound and cash operating costs excluding royalties per pound reported are non-GAAP ratios with no standard meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this AIF.

Exploration, Development and Production

In 2018, exploration activities at the Campbell Pit included a close spaced diamond drilling program of 31 holes (2,323 metres) designed to give greater detail to the ore body and help to guide mine production over the next two to three years. This program began in the middle of April 2018 and was completed on May 30, 2018. The data was modelled and used for mine planning and development purposes. Consultants from GE21 assisted in the modelling.

Phase II included a 4,950 metres drilling program focused on upgrading and expanding the NMT and along strike high priority targets. Drilling began on June 4, 2018, with two rigs focused at NAN and the Company completed 24 holes totalling 4,223 metres prior to December 31, 2018. This included 13 infill and 11 step out holes. On December 19, 2018, the Company announced that this program had expanded the mineralisation to the north and south at NAN, defining targeted mineralisation over a strike length of 1.84 kilometres. Infill drilling was designed to upgrade the resource category at NAN.

Additionally, seven holes were drilled on targets south of the Campbell Pit. The drill program was completed on October 23, 2018.

Previous drilling at NAN completed by the Company from 2011 to 2012 outlined a consistent zone of mineralisation over 790 metres with an average width of 18 metres and an average grade of 0.87% V2O5. The 2018 program was successful in extending mineralisation both to the north and south along strike for a total length of approximately 1,840 metres. The deposit remains open to the south and to depth.

The Company extended the Phase II definition drilling program at NAN in the first quarter of 2019. Diamond drilling was initiated at NAN on January 15, 2019. In total, 47 diamond drill holes (5,404 metres) were completed. The work focused on increasing confidence in the resource categories and extending mineralisation at depth and along strike. This program was completed mid-February 2019.

The exploration program resulted in the conversion of Inferred Mineral Resources to Measured and Indicated categories, in addition to increasing the overall Inferred Mineral Resources.

Exploration work shifted to NAN where 4,646 metres (24 drill holes) of drilling were completed. Drilling was also undertaken at the SJO deposit where 2,813 metres (18 drill holes) of drilling were completed. Further drilling was carried out on GAN where 21 drill holes (3,501 m) were completed. Drilling on all targets focused on extending and upgrading known mineralisation as defined in a 2017 technical report, which was superseded by the Technical Report. The Company also completed 1,177 metres of drilling (three holes) near the Campbell Pit to explore for target horizons down dip and along strike of the current reserve area. South of the Campbell Pit, 16 diamond drill holes (2,313 m) were completed on the Gulçari A South target.

Largo engaged ALS Global Brazil for all drilling and sampling preparation and analytical services.

In 2020 the Company completed 24,771 metres in 125 holes mostly in support of the planned NI 43-101 updated Technical Report. Work focused on the NAN - 8,188 metres (32 holes) and GAN - 6,898 metres (45 holes) deposits. Drilling was also undertaken at the SJO - 2,475 metres (15 holes) and NAN - 2,261 metres (14 holes) deposits to further understand the stratigraphy and extents of mineralisation to support future resource modelling. At the Campbell Pit, 4,761 metres (19 holes) were drilled to continue testing the extents of mineralisation down dip and along the edges of the current pit shell. Finally, one condemnation hole (188 metres) was drilled east of the Campbell Pit in an area set aside as future potential waste dumps. Drilling was completed on December 17, 2020.

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In 2021 the Company completed 8,838 metres of drilling (56 drill holes) at various targets across the Maracás Menchen Project. At the Campbell Pit, 2,337 metres were drilled in 7 holes exploring depth extension opportunities. Another 2,248 metres of drilling (26 drill holes) were completed within the pit as part of a short-term drill program focused on defining ore/waste contacts and increasing grade control for short-term modelling and mining purposes. Limited drilling was completed at the NAN (483 metres - 2 holes) and GAN (706 metres - 4 holes) deposits in support of the Technical Report. Two holes (809 metres) were drilled testing geophysical anomalies adjacent to the mine operations, east of the Campbell Pit. Finally, 2,255 metres of drilling (15 drill holes) were completed on two targets in the South Block.

In 2022, the Company completed 9,359 metres of drilling (66 holes) at various targets across the Maracás Menchen Mine, including approximately 1,409 metres of infill drilling in the Campbell Pit, 972 metres of near mine deep drilling and 2,402 metres of drilling to support the maintenance of the Company's mineral rights in the fourth quarter of 2022. At the Campbell Pit, 971 metres were drilled in three holes to explore depth extension opportunities. A further 2,145 metres (20 holes) of infill drilling were completed within the pit as part of a short-term drill program focused on defining ore/waste contacts and increasing grade control for short-term modelling and mining purposes. 618 metres (4 holes) were drilled at NAN and NAO and no further drilling was conducted at GAN and SJO. Finally, 5,622 metres of drilling (39 holes) were completed on three targets in the South Block.

In 2023, the Company completed 59 diamond drill holes (17,876.4 metres) at the Maracás Menchen Project and 141 RC drill holes (7,736 metres) of in-fill drill program. From the total of diamond holes 33 holes (8,173.7 metres) were at the South Block, 21 holes (7,869 metres) at the NMT (Campbell, SJO and GAN) and 5 geotechnical holes (1,833.7 metres) at the Campbell Pit.

A re-assay program began in the second quarter of 2023 to perform chemical analysis on previously interpreted results. In total the Company re-assayed 4,390 samples from SJO, Novo NAO, NAN and GAN in external and internal labs.

An integrated model including GAN, SJO, NAO and the Campbell Pit is being developed using data from the recent drilling campaigns and re-assay results. The Campbell Pit geological model was updated in the fourth quarter of 2023 and provided to the mine planning team. This model has been updated since the first quarter of 2022 and will be continually updated quarterly to assist with mine planning activities.

On October 28, 2024, the Company announced the results of a new NI 43-101 Technical Report titled "Updated Life of Mine Plan and Pre-Feasibility Study for its Vanadium-Titanium Operation in Brazil". The final report was filed on SEDAR+ on November 26, 2024. A summary of the Technical Report outcomes can be found in the aforementioned press release and the full Technical Report can be accessed via SEDAR+. The Company also engaged SGS Laboratories for all rock and soil sampling preparation and analytical work.

In 2024, the Company completed 44 diamond drill holes (8,278 metres) at the Maracás Menchen Project and 39 RC drill holes (2,611 metres) of in-fill drill program. From the total of diamond holes 27 holes (6,252 metres) were to attendance legal exigences in 3 claims, 17 holes (2,026 metres) at the Campbell and GAS connection.

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In 2025, the Company completed 23 diamond drill holes at the Maracás Menchen Project - focused on infill drilling and southern continuity between the Campbell and GAS connection - totalling 833 linear meters. Additionally, 25 RC drill holes were executed at Campbell, amounting to 1,203 meters. At the calcined material basin, 3 sonic drill holes were completed, totalling 65 meters.

The Company also conducted studies by executing 15 drill holes totalling 15 meters in ponds BNM02 and BNM03, as well as 2 drill holes in the Dry Mag stockpile, totalling 20 meters. These activities were carried out to support the estimation of mineral resources for titanium, vanadium and PGMs.

In 2021 and 2022, the Maracás Menchen Mine experienced years with precipitation well above average (more than 50% rainfall than the expected annual average). The year 2023 was marked by significantly lower rainfall compared to data from previous years (about 300% less rainfall than in 2022 and 360% less rainfall than in 2021). The Company has taken measures to ensure the availability of necessary water, such as maintaining water permits and constant maintenance of the water pumping system, from capture to the industrial plant. Other actions, such as installing a rainwater diversion system around the Campbell Pit and overhauling pumping systems, installed in 2022 and 2023, to mitigate the impact of future high-volume rainfall events, provides no guarantee that they will be sufficient or that additional measures will not be necessary. The Company plans to further upgrade its pumping system capacity and expects to build additional mined material stockpiles in 2025 to mitigate impacts to mining operations going forward.

RISK FACTORS

Investing in the Company involves risks that should be carefully considered. The operations of the Company are speculative due to the high-risk nature of its business. Investors should be aware that there are various risks, including those discussed below, that could have a material adverse effect on, among other things, the development of the Maracás Menchen Mine, and the operating results, earnings, business and condition (financial or otherwise) of the Company. See "Cautionary Note Regarding Forward-Looking Information" at the beginning of this AIF.

Risks Related to the Business and Operations

Our business is highly dependent upon the price of V2O5 and FeV and our ability to produce V2O5 and FeV at the required customer specifications.

Our financial performance is highly dependent on the market price of V2O5, which accounted for 38.2% of our gross revenue in 2025, and FeV, which accounted for 58.1% of our gross revenue in 2025. Mineral prices, including prices for V2O5 and FeV, fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of global economic activity, interest rates, speculative activities, supply and demand balances and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities, including V2O5 and FeV, has fluctuated widely in recent years, and future price declines could cause commercial production to be commercially unattractive, thereby having a material adverse effect on the Company's business, financial condition and result of operations.

According to the Fastmarkets Metal Bulletin, price of V2O5 in Europe increased in 2025, starting the year at $5.36 per pound of V2O5 and ending the year at $5.89 per pound of V2O5, averaging $5.37 per pound of V2O5 throughout the year as compared to $5.86 in 2024.

The Fastmarkets Metal Bulletin price for FeV in Europe was trading in the range of $23.50 and $24.15 per kilo of vanadium on December 26, 2025, compared to $24.90 and $25.85 on December 27, 2024, and $27.15 and $30.25 on December 29, 2023. Factors that are generally understood to contribute to variations in the price of V2O5 and FeV include changes in global steel production levels, changes in the specific vanadium consumption rate in the steel industry and high purity markets, global production and inventories. Future volatility in V2O5 and FeV prices will have a material effect on the Company's revenues, profitability and reserves.

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As one of the few producers of high purity V2O5 globally, the Company is able to achieve premiums over the standard market prices for steel applications and expects applications in the LDES industry to drive demand for high purity vanadium use moving forward. Our inability to continue to produce high purity V2O5 at specifications demanded by customers could have a material adverse effect on the Company's financial position, cash flows and results of operations.

Our capital and operating cost estimates may prove inaccurate and, consequently, lead to unanticipated costs or capital expenditures, which could affect our financial condition and results of operations.

In our mining operations, capital and operating cost estimates made by our management are estimates which are in turn based on, among other things, our interpretation of geological data, feasibility studies, anticipated climatic conditions and other information. Any or all of these can affect the accuracy of the estimates including: (i) unanticipated changes in grade and tonnage to be mined and processed; (ii) incorrect data on which engineering assumptions are made; (iii) unanticipated transportation costs; (iv) accuracy of equipment and construction cost estimates; (v) difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; (vi) poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; (vii) increased expenditures required as a failure to meet completion, commissioning or production dates; (viii) capital overruns related to the completion of any construction phase including capital overruns associated with demobilization of construction workers and contractors; (ix) labour negotiations; (x) unanticipated costs relating to the commencement of operations, ramp up and production sustainment; (xi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of our products); (xii) change in commodity input costs and quantities; and (xiii) communication issues including familiarity with language, between domestic and foreign employees, contractors, advisors, agents and government officials. If any of our estimates of capital and operating costs or capital expenditures are materially inaccurate, it could have a material adverse effect on our business, results of operations and financial condition.

Mineral Resource and Mineral Reserve estimates may be inaccurate. Our actual Mineral Reserves could be lower than such estimates, which could adversely affect our operating results, financial condition, cash flows and the LOM.

There are numerous uncertainties inherent in estimating Mineral Resources and Mineral Reserves, including, without limitation, many factors beyond the control of the Company. The accuracy of any Mineral Resource or Mineral Reserve estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of mineral recovery from such deposits may be different. Undue reliance should not be placed on estimates of Mineral Resources and Mineral Reserves, since these estimates are subject to numerous uncertainties. Differences between management's assumptions, including economic assumptions such as metal prices and market conditions, could have a material adverse effect on the Company's financial position, cash flows, results of operations and the LOM.

Our reported Mineral Reserves are estimated quantities of V2O5 and TiO2 that we have determined can be economically mined and processed under current and assumed future conditions. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond our control. Mineral Reserve reporting involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of V2O5 or TiO2 will be recovered or that it will be recovered at the rates we anticipate.

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Mineral Reserve estimates and estimates of mine life may require revisions based on actual production experience, updated exploration drilling data, updated mining methods and other factors. For example, lower market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, changes in regulatory requirements or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a reduction of reserves. Such a reduction could have a negative impact on Largo's financial performance.

Failure to achieve production targets or cost estimates and increasing inflation could adversely affect our sales, profitability, cash flows and financial performance.

The Company prepares future operating and capital cost estimates with respect to existing mining operations. In the existing mining operations, actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment failures and other interruptions in production capabilities. Operating costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, raw material costs, inflation, labour costs and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

Substantially all of our revenues are derived from the sales of vanadium products produced at the Maracás Menchen Mine. This lack of diversification of our business could adversely affect our financial condition, results of operations and cash flows.

We rely on the V2O5 and ilmenite production from the Maracás Menchen Mine for all of our production and revenues. For the year ended December 31, 2025, revenues from the sales of vanadium products accounted for 96.3% of our total revenues.

While the Company expects that the production of ilmenite and TiO2 will contribute revenue in the long-term, such revenues cannot be depended upon in the near to medium term. As noted above, demand for V2O5 mainly depends on global demand for steel. As one of the few producers of high purity V2O5 globally, demand from the aerospace, chemical and energy storage industries are also essential to Largo and enables it to achieve premiums over the standard market prices for steel applications. At times, the pricing and availability of steel can be volatile due to numerous factors beyond our control. Since we are heavily dependent on the steelmaking industry, adverse economic conditions in that industry, even in the presence of otherwise favorable economic conditions in the broader vanadium mining industry, could have a significantly greater impact on our results of operations and financial condition than if our business were more diversified.

As the Company is dependent on the Maracás Menchen Mine for all of its production, any decrease in production from levels anticipated by management could mean that the Company would not be able to fulfill customer contracts or meet demand - either of which could have a negative impact on our results of operations and financial condition.

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Our lack of diversification may make us more susceptible to the above adverse economic conditions than our competitors with more diversified operations and/or asset portfolios.

We may not be able to generate enough revenue to achieve sustained profitability, in particular as our mining operations have a single asset.

As of the date of this AIF, the Company has recorded revenues from only one project, the Maracás Menchen Mine. There can be no assurance that losses (including significant losses) will not occur in the near future or that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in comparison to previous years for consultants, personnel and equipment associated with the phased development of the Maracás Menchen Project. There can be no assurance that the Company will generate revenues from its other projects or achieve profitability.

Our 2025 audited annual consolidated financial statements were prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of December 31, 2025, the Company had an accumulated deficit of approximately $187.3 million and had a net working capital deficit of $75.9 million. Total amounts due within twelve (12) months on the Company's long-term debt is $107.1 million. Although the Company has been successful in the past in obtaining financing there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

We may not be able to achieve a successful result with respect to our battery sales contract with EGPE.

In July 2021, LCE entered into its first battery sales contract with EGPE to deliver a 5-hour 6.1 MWh vanadium flow battery system for a project in Spain. LCE completed phase 1 hot commissioning of the vanadium flow battery system in the fourth quarter of 2023 and phase 2 hot commissioning remains underway. This project represents the Company's first vanadium flow battery system installation and a failure in achieving a successful result (including, without limitation, any technical failures or further delays) could have a negative impact on our business, operating results and financial performance.

The extent of LPV's success as a physical vanadium holder may adversely affect our sales, profitability, cash flows and financial performance.

The Company has allocated resources to, and currently holds a 65.70% interest in, LPV. The extent of LPV's success as a physical vanadium holder may impact our sales, profitability, cash flows and financial performance. Factors that may affect LPV's business are described in LPV's public filings available on SEDAR+ at www.sedarplus.ca and may include: LPV's limited operating history; the price of vanadium; the small size and concentration of the vanadium market; that demand for vanadium is highly dependent on demand for steel; developments in China that could have a negative impact on demand for vanadium; tariffs; risks associated with the safekeeping of vanadium; risks associated with vanadium lending or relocation; risks associated with the production of vanadium; and there can be no assurance regarding the adoption of new use cases for vanadium.

Our controlling shareholders have the ability to determine the outcome of corporate actions or decisions, and its interests may conflict with those of our other shareholders.

Arias Resource Capital Fund II LP and Resource Capital Fund II (Mexico) LP (together "ARC Fund II") is capable of controlling the direction of the Company through the right to nominate three of the six persons for election as directors of the Company, who will be subject to the vote of the shareholders. Unilateral control over a majority of the persons nominated for election as directors of the Company will enable ARC Fund II to determine the persons responsible for managing the direction of the Company. ARC Fund II and certain associates and affiliates own approximately 39.3% of our outstanding Common Shares as of the date of this AIF and therefore have the ability to determine the outcome of most corporate actions or decisions requiring the approval of our shareholders. The interests of our controlling shareholder may conflict with those of our other shareholders.

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The Storion JV is highly dependent on our ability to continue to develop competitive vanadium flow battery technology on a profitable basis.

The LDES market is extremely competitive and highly dependent on participants' ability to develop innovative technology which continues to reduce the cost and increase the functionality of LDES systems. There is no assurance that existing or new technologies will not have a competitive advantage over the Storion JV's existing or yet to be developed vanadium flow battery technology.

We are subject to risks posed by litigation, arbitration and other disputes under binding agreements with various third parties and as a result of being a publicly listed issuer.

The Company has entered into legally binding agreements with various third parties under supply contracts and consulting agreements. The interpretation of the rights and obligations that arise from such agreements may be open to differing interpretations and the Company may disagree with the position taken by other parties to these agreements. This could result in a dispute which, if unresolved, might trigger a litigation or arbitration process, causing the Company to incur possible legal or similar costs in the future. Given the speculative and unpredictable nature of litigation or the arbitration process, final outcomes in such disputes may have material adverse effects on the Company.

Securities legislation in certain jurisdictions provides security holders with various rights and remedies when a reporting issuer's continuous disclosure contains a misrepresentation, and provides for ongoing rights to bring actions for civil liability for secondary market disclosure. If the Company's continuous disclosure contains any information a court or regulator finds to be inaccurate, the Company could be exposed to legal or regulatory liability. Any such proceedings or violations could force the Company to spend money in defense or settlement of these proceedings, resulting in the imposition of monetary liability or injunctive relief. This may also divert management's time and attention, increase the Company's costs of doing business, and materially adversely affect the Company's reputation.

Our business requires substantial capital expenditures to achieve its operational and strategic objectives and is subject to financing risks.

The mining business is capital intensive and the development and exploitation of vanadium and titanium reserves and the acquisition of machinery and equipment require substantial capital expenditure. We have a number of plans for our existing operations, including, without limitation, the phased development plan set out in the Technical Report, which could involve significant capital expenditure. In particular, we must continue to invest significantly to maintain or to increase the amount of reserves that we exploit and the amount of V2O5 that we produce. Some of our development projects and prospects may require greater investment than currently planned. In addition, our ability to continue our exploration, exploitation, development and operational activities will depend ultimately on our ability to generate cash flows and secure financing as required. There can be no assurance that we will be able to maintain our production levels and generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our development and processing activities at or above present levels, and failure to do so could result in delays.

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We are subject to comprehensive environmental and mining regulations. Compliance with environmental and mining regulations and procurement of the necessary environmental and mining permits to operate may result in significant costs, and failure to comply with environmental regulations may result in significant environmental liabilities.

Our mining operation in Brazil is subject to stringent Brazilian federal, state and local environmental laws and regulations and Brazilian federal mining laws and regulations concerning, amongst other things, human health, the handling and disposal of solid and hazardous wastes, discharges of pollutants into the air and water and required work and reporting.

Any failure to comply with such laws and regulations may subject the Company to penalties, including warnings, payment of fines, embargo and suspension of activities, which may cause a significant adverse effect on the Company. We have incurred and we will continue to incur capital expenses in order to continue to comply with these laws and regulations. In addition, such laws and regulations are subject to change and can become more stringent, making our compliance efforts more costly.

Currently, the Maracás Menchen Mine is fully licensed. The current LO, which is the main license for the Company's operation, was initially valid until October 6, 2020. The renewal process commenced within the legal timeframe established by the environmental agency of the State of Bahia, in May 2020; however, due to the COVID-19 pandemic, INEMA was unable to visit the Maracás Menchen Mine. INEMA is currently in the process of reviewing the information submitted. As a result, the LO has been automatically extended until INEMA is able to complete its review and field inspection. Failure to obtain a future extension or renewal of the existing license, or to obtain any necessary license, permission, or approval required for the development of our activities, may have a material adverse effect on our business, operational results, and financial condition.

Our project in Canada is also subject to extensive Canadian laws and regulations relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. Costs and capital expenditures relating to environmental, health or safety matters are subject to evolving regulatory requirements and depend on the promulgation and enforcement of specific standards which impose applicable requirements. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require modifications to our facilities. Accordingly, environmental, health or safety regulatory matters may result in significant unanticipated costs or liabilities.

The Storion JV is subject to various local, state, and federal laws and regulations in the United States regarding generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials.

In order to sell our products into the European market, the Company remains in compliance with the Regulation concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (L396, 30.12.2006., pp. 1-849) which requires that information regarding our products is communicated throughout the supply chain in the stipulated forms. Failure to collect, collate and submit data to the European Chemicals Agency, amongst other things, can result in significant delays which could affect our ability to satisfy contracts.

The mining business is subject to a number of risks and hazards, not all of which are fully covered by insurance.

The mining business is subject to risks and hazards, many of which are outside our control. Hazards associated with mining operations include environmental hazards, industrial accidents, encountering unusual or unexpected geological deposits, cave ins or landslides, flooding, earthquakes, underground fires and explosions, including those caused by flammable gas, gas and coal outbursts, falling rocks, tunnel collapses, lack of oxygen, air pollution, discharges of tailings, hazardous substances and materials, gases and toxic chemicals, sinkhole formations and ground subsidence, other accidents and conditions resulting from underground mining, such as drilling, blasting, removing and processing material. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, human exposure to pollution, personal injury or death, environmental damage, reduced production and delays in mining, asset write downs, reputational damage, monetary losses and possible legal liability.

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Although we maintain insurance in an amount we consider adequate, liabilities might exceed policy limits, which could cause us to incur significant costs that could materially and adversely affect our results of operations. Insurance that fully covers many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to us or to other companies in the mining industry, particularly in Brazil following the Samarco dam collapse in 2015. The realization of any significant liabilities in connection with our mining activities as described above could have a material adverse effect on our results of operations or financial condition.

Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital.

As a mining company, we are a supplier of industrial raw materials. Industrial production tends to be the most cyclical and volatile component of global economic activity, which affects demand for minerals and metals. At the same time, investment in mining requires a substantial amount of funds in order to replenish reserves, expand and maintain production capacity, build infrastructure, preserve the environment and minimize social impacts. Sensitivity to industrial production, together with the need for significant long term capital investments, are important sources of risk for our financial performance and growth prospects.

New or increased tariffs and evolving trade relations between the United States and other countries could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We conduct business internationally and our operations span several countries outside the United States. There is uncertainty about the future relationship between the United States and various other countries with respect to trade policies, treaties, government regulations and tariffs.

On July 30, 2025, Executive Order 14323 was issued by President Donald Trump, increasing tariffs on imports from Brazil from 10% to 50%, effective August 6, 2025. On February 20, 2026, the U.S. Supreme Court ruled such tariffs unconstitutional. Effective February 24, 2026, President Trump implemented new tariffs on most imports into the U.S. from all countries under the U.S. Trade Act of 1974, which permits the imposition of up to 15% tariffs for up to 150 days; these tariffs are currently at a rate of 10%.

The U.S. government may seek to impose additional restrictions on international trade, such as increased tariffs on goods imported into the United States. Existing and future tariffs have disrupted, and may continue to disrupt, our existing supply chains and impose additional costs on our business, including costs with respect to raw materials upon which our business depends. Furthermore, if tariffs, trade restrictions or trade barriers are maintained or increased on products such as ours by the U.S. or foreign governments, it could cause us to raise prices for our products, which may result in the loss of customers. If we are unable to pass along increased costs to our customers, our margins could be adversely affected. Additionally, it is possible that further tariffs may be imposed that could affect imports of raw materials used in our products, or our business may be adversely impacted by retaliatory trade measures taken by other countries, including restricted access to materials used in our products, causing us to raise prices or make changes to our products. Further, the continued threats of new or increased tariffs, sanctions, trade restrictions and trade barriers have had and may continue to have a generally disruptive impact on the global economy and, therefore, negatively impact our sales. Given the volatility and uncertainty regarding the scope and duration of these tariffs and other aspects of U.S. international trade policy under the current U.S. administration, the impact on our operations and results is uncertain and could be significant. Further governmental action related to tariffs, regulatory changes, or other retaliatory trade measures could occur in the future. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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Developments in China could have a negative impact on our revenues, cash flows and results of operations.

The Chinese market is a significant source of global demand for commodities and has been the main driver of global demand for vanadium products over the last few years. Over the long term, we expect new applications in energy storage, an industry that China has been leading over the past few years, to drive incremental demand for vanadium use. We expect this ongoing fast growth to continue to spur additional long-term demand for vanadium in the future. Global climate change trends are also encouraging the research and implementation of battery systems to support renewable energy sources. Vanadium flow batteries, which use vanadium in different oxidation states to store energy, are considered to be a cost competitive alternative to lithium-ion technology for large scale, long duration energy storage. We believe our high purity products are well positioned to take advantage of this fast-growing market. Favourable economic conditions could increase supply beyond demand and depress pricing, which would also negatively impact our results.

Our business may be adversely affected by declines in demand for and prices of the products our customers produce.

Demand for vanadium largely depends on global demand for steel. Vanadium is used in the steel industry in the production of HSLA steels, high alloy steels, high speed and tool steels and engineering steels. Demand for steel depends heavily on global economic conditions, but it also depends on a variety of regional and sectoral factors. The prices of different steels and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for our products.

We may not be able to obtain additional financing on acceptable terms, or at all.

Future exploration, development, mining and processing of minerals from our properties could require substantial additional financing. No assurances can be given that we will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may involve certain restrictions on operating activities or other financings. There is no assurance that such equity or debt financing will be available to us or that they would be obtained on terms favorable to us, if at all, which may adversely affect our business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of our properties, or even a loss of property interests.

The mining industry is highly competitive, and increased competition could adversely affect our margins and market share.

The global mining industry is highly competitive. Our existing and potential competitors include some of the world's largest mining companies and the Company competes with many other mining companies that have substantially greater resources than the Company. We currently face, or may face in the future, competition from other producers of vanadium globally. Some of these companies may be able to produce at a lower cost than we can. For example, some of our domestic and international competitors may benefit from tax breaks and may be able to better compete against us. In addition, some of our competitors are larger than us and may have greater financial and technical resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. If a current or future competitor develops proprietary technology that enables it to produce at a significantly lower cost, our technology could be rendered uneconomical or obsolete. Increased competition could compel us to reduce the prices of our products, which could result in reduced margins and loss of market share and have a material adverse effect on us.

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We also face competition from other processing, trading and industrial companies. Competition principally involves sales, supply and labour prices, contractual terms and conditions, attracting and retaining qualified personnel and securing the services and supplies we need for our operations. For example, lower cost producers of vanadium could be better positioned to manage future volatility through commodity price cycles. In addition, mines have limited lives and, as a result, we must periodically seek to replace and expand our reserves by acquiring new properties and by developing projects. Significant competition exists to acquire mining concessions, land and related assets with potential mineralisation. Some other mining companies may have greater financial resources than us, and we may be unable to acquire attractive new mining properties on terms that we consider acceptable. As a result, our revenues from the sales of vanadium products may decline over time, thereby materially and adversely affecting our results of operations or financial condition.

Potential changes to international trade regulations and agreements, as well as other political and economic arrangements (including direct or indirect subsidies) may benefit vanadium producers or traders operating in countries other than where our mining operations are currently located or adversely affect the prices we pay for the supplies we need and our export costs when we engage in international transactions. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable regulations, trading or other arrangements or that we will be able to maintain the cost of the supplies we require or our export costs. The Company's inability to compete with other mining companies for these resources would have a material adverse effect on the Company's results of operation and business.

We are dependent on third parties for development, deployment, construction, operations and maintenance.

The Company has relied upon external consultants, engineers and others and intends to rely on these parties for, among other things, the development, installation, construction, operating and maintenance expertise. In the case of our mining operations, substantial expenditures are required to construct mines, to establish Mineral Reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. In addition, the Company relies on service providers who deploy approximately 1,200 contractors for our mining, administration, maintenance and other operations. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

The Storion JV may use the services of independent engineers to assist in the continued development and refinement of its vanadium flow battery technology. Similarly, depending on the location of potential vanadium flow battery projects, the Storion JV may depend on local service providers to assist in the initial deployment and ongoing maintenance of its vanadium flow battery technology. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Storion JV.

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Interruptions of energy supply or increases in energy costs and other production costs may materially and adversely affect our results of operations.

We obtain the necessary electric power for the operation of our equipment and facilities from third parties through electricity supply contracts. In the event of any interruption or failure of our sources of electricity or in transmission lines or in any part of the grid, we cannot assure you that we will have access to other energy sources at the same prices and conditions, which could materially and adversely affect our results of operations and have a material adverse effect on our business, financial condition and result of operations.

The availability of energy resources may be subject to change or curtailment, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, supply interruptions, equipment damage, worldwide price levels and market conditions. Disruptions in energy supply could have a material adverse effect on our financial condition and results of operations.

Our operations depend on rail, port, marine, shipping or other transportation services provided by third parties.

Operation of our facilities, existing and future, will depend in part on the flow of materials, supplies, equipment, services and products, and in recent years global supply chains have faced a variety of challenges due to the COVID-19 pandemic and other economic and political disruptions. Due to the geographic location of the Company's operations, existing and future, it remains and will remain dependent on the provision by third parties of rail, port, marine, shipping or other transportation services. Potential issues including contractual disputes, demurrage charges, port or depot capacity handling issues, availability of vessels, rail cars or other modes of cargo transport, weather problems, force majeure and labour disruptions could have a material adverse effect on the Company's ability to transport various materials necessary for the operation of its facilities in accordance with schedules or contractual requirements. This might result in a material adverse effect on the Company's business, results of operations and financial performance.

Our ability to deliver on contracts and meet contractual milestones is similarly dependent on rail, port, marine or other transportation services. The global supply chain shortage continues to affect Largo's ability to deliver its vanadium products to customers in a timely manner.

The Storion JV depends on third party suppliers to produce vanadium electrolyte. The electrolyte used is produced by third party suppliers using a complex purification process which is sensitive to small changes in conditions. Despite the fact that the Storion JV carefully selects its providers, it is possible for errors to occur in the process. The failure of third-party service providers to provide adequate supplies of vanadium could have a negative effect on the Storion JV's ability to fulfill orders on schedule and/or at projected costs.

Our concessions may be terminated or not renewed by governmental authorities.

Under the laws of the jurisdictions where our operations, development projects and prospects are located, Mineral Resources belong to the state and government concessions are required to explore for and exploit Mineral Reserves. The concessions we hold for our operations may be terminated under certain circumstances, including where minimum investment or production levels are not achieved (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of our mining or other concessions could have a material adverse effect on our financial condition or results of operations.

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There are risks inherent with obtaining and maintaining title to properties.

The acquisition and maintenance of titles to resource properties is a very detailed and time- consuming process. The Company holds its interests in certain of its properties through mining claims. Title to, and the area of, the mining claims may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the properties in which the Company may have an interest which, if successful, could result in the loss or reduction of the Company's interest in those properties.

Although the nature and extent of the interests of the Company in the properties in which it holds an interest has been reviewed by or on behalf of the Company, and title opinions have been obtained by the Company with regard to certain of such properties, there may still be undetected title defects affecting such properties. Title insurance generally is not available in Canada or Brazil, and the ability of the Company to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained.

The properties in which the Company holds an interest may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, the structure through which the Company maintains its interest in its properties and undetected defects which could have a material adverse impact on the Company's operations. In addition, the Company may be unable to, effectively (if at all), conduct business at or operate on its properties as permitted or to enforce its rights with respect to those properties.

No assurances can be given that title defects to the properties in which the Company has an interest do not exist. The properties may be subject to prior unregistered agreements, interests or aboriginal land claims and title may be affected by undetected defects. If title defects do exist, it is possible that the Company may lose all or a portion of its right, title, estate and interest in and to the properties to which the title defect relates. There is no guarantee that title to the properties will not be challenged or impugned.

The Company does not maintain insurance against title. Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties. The Company has investigated title to its mineral claims; however, this should not be construed as a guarantee of title. The Company cannot give any assurance that title to any of its properties will not be challenged or impugned and cannot guarantee that the Company will have or acquire valid title to these mining properties. For example, title to existing properties or future prospective properties may be lost due to an omission in the claim of title, prior activities of the property vendors or changes in Brazilian mining laws or the application thereof which affects the Company's title or the Company's rights and interests in its properties. The Company has obtained title reports from Canadian and Brazilian legal counsel with respect to its interest, respectively, in its Canadian and Brazilian properties, but this should not be construed as a guarantee of title or the Company's rights to these claims. Other parties may dispute the title of the Company or the joint venture to any of its mineral properties and any of such properties may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected encumbrances or defects or governmental actions.

There are risks inherent with our corporate structure.

LVMSA, the material Brazilian subsidiary of the Company which holds a 100% interest in the Company's Maracás Menchen Mine, is controlled by its shareholders. The management of the Company has control over LVMSA by virtue of owning 99.95% of the shares of LVMSA. Therefore, the management of the Company can effectively (i) appoint and dismiss at any time any and all of the directors and officers of LVMSA, (ii) instruct the directors and officers of LVMSA to pursue the Company's business activities, (iii) has legal rights as a shareholder to require the directors and officers of LVMSA to comply with their fiduciary obligations, and (iv) can also enforce its rights by way of the shareholder remedies available to it. As a result, the management of the Company can effectively align their business objectives and effect the implementation of same at the level of LVMSA.

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The Company, as the holder of a 99.95% interest in LVMSA, can remove and appoint directors and officers by way of simple communication that such officer is being removed from his/her position and the subsequent filing of same with the Board of Trade. The Board, through its corporate governance practices and, in particular, the activities of its board committees, regularly receives management and technical updates and progress reports in connection with LVMSA. In so doing, the Board maintains effective oversight of the operations and project development activities of LVMSA.

The Board has the ability to exert effective control over LVMSA as discussed herein. Accordingly, the Board will be able to cause LVMSA to transfer funds and accomplish the various operating aspects of the business when LVMSA is generating revenues.

Certain of the directors and officers of the Company have extensive experience doing business in both Canada and Brazil. In particular, Alberto Arias and Daniel Tellechea, as Co-Chief Executive Officers of the Company, have experience in conducting business in Brazil. Moreover, Alberto Arias is fluent in Spanish and Portuguese.

Knowledge of the local business, culture and practices is imparted by these individuals to other directors and officers of the Company. Furthermore, several of the non-resident directors and officers visit Brazil on a regular basis in order to ensure effective control and management of the operations and as a result come into contact with other employees, personnel, government officials, businesspersons and customers who are locals in Brazil. This enables them to enhance their knowledge on these fronts.

Most of our directors and executive officers of the Company have some familiarity with the legal and regulatory requirements of Brazil. Brazilian legal counsel (both internal at LVMSA and external) and Brazilian management ensure that the Company's management is kept aware of relevant material legal developments in Brazil as they pertain to and affect the Company's business and operations. Any material developments are then discussed with the directors at the board level.

The Company has not, to date, experienced any communication-related issues due to the fact that the management team located in Brazil is proficient in the English language.

The Company will, from time to time, re-evaluate whether a formal communication policy is necessary. The Company hires and engages local experts and professionals (i.e., legal and tax consultants) to advise the Company with respect to current and new regulations in respect of banking, financial and tax matters. The Company utilizes large, established and well recognized financial institutions in both Canada and Brazil. Directors visit the Company's operations in Brazil several times per year and have regular board meetings by telephone which include the Company's Chief Executive Officer and Chief Financial Officer and other relevant LVMSA officers and managers. The Company arranges for site visits to its projects as deemed appropriate. Members of the Operations Committee of the Board visited the site several times during the year and the Operations Committee (as a whole) held one site visit in 2025.

The directors and officers also work closely with Brazilian counsel and Brazilian employees of the Company and its subsidiaries to understand and subsequently adjust firm strategies and practices relating to changes in Brazilian laws and regulatory regimes.

The management team based in Brazil is mostly composed of native Portuguese professionals with advanced command of English and Spanish, guaranteeing effective global communication. Alberto Arias is a director, co-Chief Executive Officer and executive Chairman of the Company and is fluent in English, Spanish and Portuguese. The primary language used in management and board meetings is English. The management team located in Brazil dealing with the operating staff and outside consultants communicate in Portuguese with such individuals as necessary. Both LVMSA and the Company have access to translators to assist with all communication requirements, as needed.

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Material documents relating to the Company that are provided to the Board are in English. When original material documents are prepared in Portuguese, these are typically translated by the Company's Brazilian legal counsel, who are fluent in English and Portuguese. When required, the Company will sometimes use third party translation services.

We depend on key personnel and any inability to recruit and retain key personnel may adversely affect our business.

Recruiting and retaining qualified personnel in the future is critical to the Company's success. The number of persons skilled in the exploration and development of mining properties is limited and competition for this workforce is intense. Any expansion of the Company's properties may be significantly delayed or otherwise adversely affected if the Company cannot recruit and retain qualified personnel as and when required.

Our success also depends, in large measure, on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of one or more members of our senior management or of employees with critical skills may have a negative effect on our business, financial condition and results of operations. We may experience difficulty in attracting and retaining the skilled employees we may require to replace lost employees or grow our business. If we are unable to attract or retain highly skilled, talented and committed senior managers or other key employees, it may adversely affect our ability to fully implement our business objectives.

Our continued future growth depends upon the identification and management of growth opportunities.

In order to manage its current operations and any future growth effectively, the Company must examine opportunities to replace and expand its reserves through the exploration of its existing properties and through acquisitions of interests in new properties or of interests in companies which own such properties. The development of the Company's business will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets as well as technology development for its energy storage and battery businesses. In certain circumstances, acceptable acquisition targets might not be available. The Company may also not be able to identify suitable partners with whom it could make such acquisitions. Acquisitions involve a number of risks, including: (i) the possibility that the Company, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that the Company may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of an acquired business; and (vii) the potential disruption of the Company's ongoing business and the distraction of management from its day-to-day operations.

Additionally, the future viability of the Company will also depend on its ability to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. If and when any such growth occurs, there can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company's operations or that the Company will be able to achieve the increased levels of revenue commensurate with increased levels of operating expenses associated with this growth, and failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

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Our directors and officers may from time to time have a conflict of interest.

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting such participation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and antitrust laws and regulations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions, antitrust and other similar laws and regulations. We are required to comply with the applicable laws and regulations of the United States, Brazil and Canada, and we may become subject to such laws and regulations in other jurisdictions. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect any inappropriate practices, fraud or violations of law by our affiliates, employees, officers, executives, partners, agents, suppliers and service providers, nor that any such persons will not take actions in violation of our policies and procedures. Any violations by us or any of our affiliates, employees, directors, officers, partners, agents, suppliers and service providers of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

Labour disputes may disrupt our operations from time to time.

A substantial number of our employees, and some of the employees of our contractors, are represented by labour unions and are covered by collective bargaining or other labour agreements, which are subject to periodic negotiation. Strikes and other labour disruptions at any of our operations could adversely affect the operation of facilities and the timing of completion and cost of our capital projects. Moreover, we could be adversely affected by labour disruptions involving unrelated parties that may provide us with goods or services. Our business may experience environmental, health and safety incidents.

Our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment and the use of natural resources, and the mining industry is generally subject to significant risks and hazards, including fire, explosion, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfalls, incidents involving dams, failure of other operational structures and incidents involving mobile equipment, vehicles or machinery. This could occur by accident or by breach of operating and maintenance standards, and could result in significant environmental and social impacts, damage to or destruction of mineral properties or production facilities, personal injury, illness or death of employees, contractors or community members close to operations, environmental damage, delays in production, monetary losses and possible legal liability. Additionally, in remote localities, our employees may not have access to timely emergency medical care which may affect their health and safety. Notwithstanding our standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business, stakeholders or reputation.

Under Brazilian law, any individual or legal entity (whether public or private) that directly or indirectly causes harm to the quality of the environment may be held liable for the recovery, remediation or compensation of the damages that were generated, without regard to whether there is a direct or indirect connection between their act (or omission) and the damage caused to the environment. There are three types of liabilities that may be applied cumulatively: (i) civil, (ii) administrative and (iii) criminal.

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Civil liability for environmental damages is strict, requiring that the responsible parties remediate the damage in full or pay compensation when remediation is not possible. Civil liability also applies jointly and severally to those who facilitate, benefit from and contribute to the occurrence of environmental damage. As a result, the party bringing the environmental claim may freely choose whom to sue.

There is no limit to the amount that Brazilian courts may award to cover the costs of repairing the damage. If the damage cannot be repaired, Brazilian courts may order the payment of an indemnity. Environmental civil liability is not subject to a statute of limitations under Brazilian law.

With respect to criminal liability, Federal Law 9,605/98 provides that the legal entity and its individual representatives whose criminal actions were taken for the benefit of such entity can be held liable for criminal offences against the environment. In the case of the liability of the individual representatives, there needs to be some element of willful misconduct. In the case of the legal entity, a strict liability rationale applies: the legal entity can be charged regardless of the implication of any other individual representatives if it is confirmed that willful misconduct was undertaken for the benefit of the legal entity and by a decision of its representatives. Criminal sanctions applicable to legal entities include fines, the partial or total suspension of activities and embargos, prohibitions on contracting with governmental entities, as well as on obtaining subsidies, grants or donations, for a maximum period of 10 years.

Administrative liability arises from any action or omission in violation of the Federal Decree No. 6,514/2008, which sets out the administrative environmental infractions and the corresponding penalties, setting fines amounting to a maximum of R$50 million, as well as suspension of activities. Such liability can be pursued against the legal entity or the individual person that may incur any such infraction.

Specifically regarding administrative infractions related to dam safety, Federal Law No. 12,334/2010 (Política Nacional de Segurança de Barragens or "PNSB") establishes that fines may range from R$2,000 to R$1.0 billion. In addition to such fines, the PNSB provides for the application of warning penalties, other daily fines, construction or activity embargo, construction demolition, partial or total suspension of activities, seizure of ores, goods and equipment, expiry of the title and restrictive sanction of rights (which includes suspension of license, registration, concession, permission or authorization, cancellation of license, registration, concession, permission or authorization, loss or restriction of tax incentives and benefits, and loss or suspension of participation in credit lines from official credit institutions).

We rely on various operating and financial systems and data which may expose us to cyber security threats.

The Company and its operations rely on various operating and financial systems and data. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapidly evolving nature of the threats, targets and consequences. A breach of the Company's information or operational technology systems may result in disruption of business activities, loss of confidential or proprietary data, failure of internal controls over financial reporting, failure to meet obligations and reputational damage. Such a breach may also expose the Company to legal and regulatory action. Policies and procedures are maintained to ensure the security of its information technology systems, and data and system security controls are regularly tested. The Company also relies on third-party service providers for the storage and processing of various data. There can be no assurance, however, that the Company will not suffer a business disruption or loss or corruption of proprietary data, whether inadvertent or otherwise.

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Our operations are subject to various anti-corruption laws.

As a public company listed on the TSX and NASDAQ, the Company is subject to the Foreign Corrupt Practices Act of the United States ("FCPA") and Corruption of Foreign Public Officials Act of Canada ("CFPOA"), as well as various local anti-corruption laws. The FCPA and CFPOA prohibit US and Canadian (and Canadian-controlled) corporations and their intermediaries from making or offering to make an improper payment to any kind of foreign public official, or any other person for the benefit of a foreign public official, where the ultimate purpose is to obtain or retain a business advantage. Our Anti-Bribery and Corruption Policy prohibits the violation of the FCPA, CFPOA and other applicable anti-corruption laws. Some of the Company's operations are located in jurisdictions where governmental and commercial corruption presents a significant risk. The Company uses a risk-based approach to mitigate risks associated with corruption which includes training for employees and the logging of government payments and interactions. Despite the safeguards the Company has put in place, there can be no assurance that violations of the FCPA, CFPOA or other applicable anti- corruption law by the Company, its employees or agents will not occur. Such violations of the FCPA, CFPOA or other applicable anti-corruption laws could result in substantial civil and criminal penalties and could have a material adverse effect on the business, operations or financial results of the Company.

Enforcement of civil claims against the Company in Canada and the United States may be difficult as the majority of our assets are located outside of Canada and the United States.

The majority of our subsidiaries and the majority of our assets are located outside of Canada or the United States. Accordingly, it may be difficult for investors to enforce within Canada or the United States any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian or U.S. securities laws or otherwise.

The Company has subsidiaries incorporated in the United States, Brazil and Ireland. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Company, and independent qualified persons engaged by the Company, who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States, Brazil or Ireland. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Claims arising out of the Company's foreign operations may be subject to the exclusive jurisdiction of foreign courts.

In the event of a dispute arising in respect of the Company's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration tribunals or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or international arbitration. If the Company is unsuccessful in enforcing its rights under the agreements to which it is a party, it could have a material adverse effect on the Company's business, results of operations and financial performance.

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Diseases and epidemics may adversely impact our business.

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver its vanadium products or vanadium flow battery systems, declines in the price of V2O5, V2O3 and/or FeV, delays in permitting or approvals, governmental disruptions, capital markets volatility or other unknown but potentially significant impacts. In addition, governments may impose strict emergencies measures in response to the threat or existence of an infectious disease. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business and the market price of the Common Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency could have a material adverse effect on the Company's business, financial condition and results of operations. It is unknown whether and how the Company may be affected if a pandemic continues to persist for an extended period of time.

Geopolitical Instability in the Middle East

Our business, financial condition and results of operations may be adversely affected by the heightened geopolitical tensions and military conflicts in the Middle East, particularly involving the United States, Israel and Iran. This regional instability has the potential to significantly disrupt global energy markets, international trade routes and macroeconomic stability.

The ongoing conflict and the potential for further escalation may lead to increased volatility in the global price of crude oil and refined petroleum products. As our mining operations in Brazil are heavily dependent on the consistent availability and pricing of diesel fuel for extraction, processing and logistics, any prolonged spike in energy costs or disruption in the fuel supply chain could materially increase our operating costs and reduce our profit margins.

Furthermore, the conflict in the Middle East poses a significant risk to global maritime logistics. Potential threats to key shipping lanes, such as the Strait of Hormuz or the Red Sea, could lead to redirected trade routes, increased insurance premiums for maritime cargo and a general shortage of shipping capacity.

While we continue to monitor the evolving situation in the Middle East and its potential impacts on our Brazilian operations, the duration and ultimate escalation of these hostilities remain unpredictable. The secondary effects of this conflict may also exacerbate other risk factors identified in this AIF, including inflationary pressures or international inputs and heightened credit risks of global counterparties.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors.

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors and principal shareholders are exempt from the reporting and short- swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

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The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain its status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with United States generally accepted accounting principles. In addition, the Company may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

The Company relies upon certain accommodations available to it as an "emerging growth company."

The Company is an "emerging growth company" as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five (5) years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the U.S. Exchange Act. The Company hereby informs the market that it will reach the final milestone of its transition from an "emerging growth company," as defined in the JOBS Act, on December 31, 2026. This transition reflects the Company's consolidation within international capital markets and its readiness to adhere to the most stringent standards of transparency and compliance. Beginning in 2027, Largo will operate under the full reporting regime of the regulatory authorities, reinforcing its commitment to excellence in corporate governance and accountability to its global shareholders. Management has already initiated planning to ensure a seamless operational transition to the new auditing and compliance requirements.

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The trading price for the Company's securities is volatile.

The trading price of the Common Shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including:

  changes in the market price of V2O5 or other by-product metals the Company sells;
  events affecting economic circumstances in Canada, Brazil and the United States and elsewhere;
  trends in the mining and energy storage industries and the markets in which the Company operates;
  changes in financial estimates and recommendations by securities analysts;
  acquisitions, investments, divestitures and financings;
  quarterly variations in operating results;
  compliance with new and existing regulations, including with respect to water and tailings management and greenhouse gas emissions;
  the actions of other companies in the mining industry;
  the sale of a large number of Common Shares; and
  the operating and share price performance of other companies that investors may deem comparable;

Wide price swings are currently common in the markets on which the Company's securities trade. This volatility may adversely affect the prices of the Common Shares regardless of the Company's operating performance.

The Company is subject to risks associated with climate change.

Climate change, exemplified by significant changes in rainfall volume and the timing of dry and rainy seasons, is being observed in the region of the Maracás Menchen Mine. The Company is subject to risks associated with climate change. Mining and processing operations are highly energy-consuming, resulting in a significant carbon footprint. The Company recognizes climate change as an international and community concern. Several governments or governmental entities have introduced or are considering regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation related to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with emission reduction may be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, this may result in additional costs for some of the Company's operations. Additionally, the physical risks of climate change may also have an adverse effect on some of the Company's units. These may include extreme weather events, natural disasters, resource scarcity, changes in rainfall patterns and intensities, water scarcity, sea level rise and temperature changes. For example, in 2021 and 2022, the Maracás Menchen Mine experienced years with precipitation well above average (more than 50% rainfall than the expected annual average). The year 2023 was marked by significantly lower rainfall compared to data from previous years (about 300% less rainfall than in 2022 and 360% less rainfall than in 2021). The Company has taken measures to ensure the availability of necessary water, such as maintaining water permits and constant maintenance of the water pumping system, from capture to the industrial plant. Other actions, such as installing a rainwater diversion system around the Campbell Pit and overhauling pumping systems, installed in 2022 and 2023, to mitigate the impact of future high-volume rainfall events, provides no guarantee that they will be sufficient or that additional measures will not be necessary. Associated with these physical risks is a growing risk of climate-related litigation (including class actions) and associated costs. Adverse publicity or climate-related litigation could have an adverse effect on the Company's reputation or financial condition.

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We are subject to reputational risk from both actual and perceived occurrences of a number of events.

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company's handling of environmental, social or governance matters or the Company's dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company's overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Our level of indebtedness and debt service obligations could adversely affect our financial condition or our ability to fulfill our obligations, and make it more difficult for us to fund our operations.

As of December 31, 2025, we had cash and cash equivalents of approximately $9,716,000 (excluding restricted cash), and total debt of approximately $107,066,000. Although the Company has been successful in repaying debt in the past and accessing debt financing as required, there can be no assurance that the Company can continue to do so. In addition, the Company may assume additional debt in the future, or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities. The Company's level of indebtedness could have important consequences for its operations. For example, the Company may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

The Company's primary source of liquidity for the payment of its expenses and principal and interest payable on its debt is cash flow from operations. Accordingly, the Company's ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. The Company will not be able to control many of these factors. The Company cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on its debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity, failing which the Company could face substantial cash flow problems. There can be no assurance that the Company will be able to refinance any of its indebtedness on commercially reasonable terms, or at all, or as to the timing of such asset sales or the proceeds which the Company could realize from such sales.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As a public company, we are required to evaluate and determine the effectiveness of its disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”). DC&P are intended to provide reasonable assurance that material information relating to the Company is made known to senior management by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by Largo under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. ICFR are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

The Company’s management reports on, among other things, the effectiveness of its DC&P and ICFR. This assessment includes disclosure of any material weaknesses identified by management in the Company’s ICFR. A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis.

As more fully disclosed in the Company’s management’s discussion and analysis for the year ended December 31, 2025, management of the Company identify certain control deficiencies that individually or when aggregated together, amount to a material weakness. The material weakness resulted from a lack of sufficient number of qualified accounting and finance personnel and a risk assessment process that did not identify that the Company’s general IT controls were not adequate given changes in the business during the year. As more fully disclosed in the Company’s management’s discussion and analysis for the year ended December 31, 2025, the Company has been in the process of implementing a remediation plan to address the material weakness, however the material weakness cannot be considered fully remediated until the improved controls have been in place and have operated for a sufficient period of time.

The Company cannot provide assurance that there will not be additional material weaknesses and deficiencies identified in the future. The Company may not be able to remediate the material weakness identified to-date, or any future material weaknesses that may be identified, or complete its evaluation, testing and remediation in a timely manner. If the Company is unable to remediate he known material weakness, or if it identifies additional material weaknesses or deficiencies, it may be unable to produce accurate and timely financial statements in conformity with generally accepted accounting principles, which could lead to investors losing confidence in the Company’s financial disclosures, trigger an event of default under its credit and/or other debt agreements and harm its business, which could have a material adverse effect on the trading price or value of the Common Shares and debt securities of the Company, could result in the Company being unable to comply with applicable securities laws and stock exchange listing requirements, or could restrict its future access to capital markets.

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Risks Related to the Mining Industry

The vanadium market is small and highly concentrated and therefore susceptible to swings in the availability of supply.

Most of the world's supply of V2O5 is derived from mined ore, either directly as mineral concentrates derived from VTM or from steelmaking slags, where the steel was produced from VTM. A significant majority (approximately 92%) of the world's V2O5 comes from four source countries: China, South Africa, Russia and Brazil, according to Project Blue research. While Canada, Germany, Japan and the United States, as well as several other European countries, continue to recover V2O5 from petroleum residues, the market is currently very small and highly concentrated.

Any collusion or concerted action between the major producers in China, South Africa and/or Russia could impact the availability of supply which could in turn have a negative impact on the price of V2O5.

Demand for V2O5 is highly dependent on demand for steel.

The steel industry accounted for approximately 84% of global total vanadium consumption in 2025, according to Vanitec, HSLA carbon steels account for more than half of global V2O5 consumption. HSLA steels are a class of relatively new steel alloys which use small amounts of vanadium, niobium, titanium or some combination of these microalloying elements to impart higher strength and fine grains structure in the steel. Special steels including tool steels, high speed steels and special alloy steels account for close to one third of global V2O5 consumption. Vanadium is also used in the production of titanium alloys for aerospace, industrial and consumer applications. It is used as a catalyst in oxidation reactions and in pollution control systems. Other applications include pigments, corrosion inhibitors and other minor chemical processes.

While new markets for V2O5 may arise in the future, for example, a market in energy storage applications, a significant majority of V2O5 is currently being used in connection with the steel industry, in particular HSLA carbon steels and special steels. Any fall in demand and/or production for HSLA carbon steels and special steels could impact industry demand for V2O5 and, in turn, have a negative impact on the price of V2O5.

The Company estimates the recoverable amount of long-lived assets using assumptions and if the carrying value of an asset is then determined to be greater than its actual recoverable amount, an impairment is recognized reducing the Company's earnings.

The Company assesses whether there is any indication that long-lived assets (such as plant and equipment) may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. Testing for impairment involves a comparison of the recoverable amount of the cash generating unit to its carrying value. An impairment charge is recognized for any excess of the carrying amount of the asset group or reporting unit over its recoverable amount.

The assessment for impairment is subjective and requires management to make estimates and assumptions for a number of factors including estimates of production levels, mineral reserves and mineral resources, operating costs and capital expenditures reflected in the Company's LOM Plans, as well as economic factors beyond management's control, such as V2O5, V2O3 and FeV prices, discount rates and observable net asset value multiples. Should management's estimates and assumptions regarding these factors be incorrect, the Company may be required to realize impairment charges, which will reduce the Company's earnings. The timing and amount of such impairment charges is difficult to predict.

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We may not be able to replenish our reserves, which could adversely affect our mining prospects.

We engage in mineral exploration, which is highly uncertain in nature, involves many risks and frequently is non-productive. Our exploration programs, which involve significant expenditures, may fail to result in the expansion or replacement of reserves depleted by current production. If we do not develop new reserves, we will not be able to sustain our current level of production beyond the remaining life of our existing mines.

We face rising extraction costs or investment requirements over time as reserves deplete.

Reserves are gradually depleted in the ordinary course of a given open pit or underground mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper, mines may move from being open pit to underground and underground operations become deeper. In addition, for some types of reserves, mineralisation grade decreases and hardness increases at greater depths. As a result, over time, we may experience rising unit extraction costs with respect to our mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailings dams. Our mine may experience rising extraction costs per unit in the future.

Nature of mining operations, mineral exploration and development projects and mining businesses generally involve a high degree of risk.

Mining operations generally involve a high degree of risk. The Company's operations and those of its subsidiaries are subject to the hazards and risks normally encountered in mineral exploration, development and production, including environmental hazards, explosions, unusual or unexpected geological formations or pressures and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Development projects have no operating history upon which to base estimates of future cash operating costs. For development projects, resource and reserve estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. Indeed, current market conditions are forcing many mining operations to increase capital and operating cost estimates. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralisation is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable Mineral Reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of Mineral Resources or Mineral Reserves. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

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Risk Related to the LDES Market

In addition to the risks set out above relating to the Storion JV, the following risks apply to the LDES market.

LDES system contracts generally have long lead times and fixed prices, which may expose the Company to additional risks related to inflation, exchange rate variability and changes in the cost and availability of input materials, labour or transportation.

Due to the nature of the technology and the scale of deployment, LDES system contracts are normally entered into with long lead times and fixed prices. The Company may not be able to negotiate terms which adequately cover the negative effect that inflation, exchange rate variability or the increased cost of input materials, labour or transportation on the profitability of a LDES system project.

The demand for LDES systems depends on the growth of the green economy generally and the adoption of long duration energy storage systems and vanadium flow battery technology, specifically.

The demand for LDES systems (including our vanadium flow battery technology) is highly dependent on the growth of the green economy and the adoption of LDES and vanadium flow battery technology, both of which are outside of the Company's control. While many governments and businesses have made commitments to the green economy and a low carbon future, green backlash is being observed in the UK, Europe and North America and it is possible that such commitments will not be honoured. Similarly, there is no certainty that LDES or vanadium flow battery technologies will be the market's chosen "green alternative" to traditional forms of energy.

Risks Related to Brazil

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions may adversely affect us.

In 2025, 96.3% of our revenue was derived from sales of vanadium products originating from our operations in Brazil. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic and political conditions in Brazil.

Political and economic conditions directly affect our business and can result in a material adverse effect on us. Macroeconomic policies imposed by the Brazilian government can have significant impact on Brazilian companies or companies with significant operations in Brazil, including us. On January 8, 2023, protesters broke into Brazil's Congress building, Supreme Court and presidential palace, following the inauguration of Luiz Inácio "Lula" da Silva on January 1, 2023, after a victory over Brazil's former leader, Jair Bolsonaro, in a run-off election on October 30, 2022. The political unrest associated with the former administration coming to an end and the new administration taking over is reminiscent of the January 6, 2021 insurrection by rioters on the U.S. capitol building, and the short and long-term impacts on business and capital markets are unknown. Any actions taken by the current administration may have a negative impact on the economy and on the businesses, financial condition, results of operations, prospects and the valuation of mining companies, which could also negatively impact the Company, which negative impact could prove to be material over time.

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The Brazilian economy has been characterized by frequent and occasionally significant intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit and other policies to influence the course of Brazil's economy.

We cannot control or predict whether the current Brazilian government will implement changes to existing policies or the impact such changes may have on our operations in Brazil and, consequently, our business. Our business, operating results and financial condition and prospects, as well as the market price of our securities, may be adversely affected by changes in Brazil's public policies, whether federal, state or local, that affect, without limitation:

  inflation;
  fluctuations in exchange rates;
  exchange controls and restrictions on remittances abroad, such as those imposed in 1989 and early 1990;
  interest rates and monetary policies;
  import and export controls;
  liquidity of domestic capital, credit and financial markets;
  expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or GDP;
  fiscal policies; and
  other political, social and economic developments in or affecting Brazil.

Government policies and measures to combat inflation, along with public speculation about such policies and measures, have often had adverse effects on the Brazilian economy, contributed to economic uncertainty in Brazil and increased volatility in the Brazilian securities markets.

Other policies and measures adopted by the Brazilian government, including interest rate adjustments, intervention in the currency markets or actions to adjust or fix the value of the Brazilian real may adversely affect the Brazilian economy, our business and results of operations.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may in turn have adverse effects on our operations in Brazil and consequently on the results of our operations. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets.

Changes in rain patterns and other climatic effects may adversely impact the Company's operations.

The effects of changes in rainfall patterns, water shortages and changing storm patterns and intensities have from time to time adversely impacted, and may in the future adversely impact, the cost, production levels and financial performance of the Company's operations. There is no guarantee that there will be sufficient future rainfall to support the Company's future demands in relation to its sites and operations, and this has and could adversely affect production or the Company's ability to develop or expand projects and operations in the future. In addition, there can be no assurance that the Company will be able to obtain alternative water sources on commercially reasonable terms or at all in the event of prolonged drought conditions. Conversely, some of the Company's sites and operations may in the future be subject, from time to time, to severe storms and high rainfalls leading to flooding and associated damage, which may result in, delays to, or loss of production and development of some of its sites, projects or operations. Extreme rain and flood conditions may exceed site water storage capacity with the potential for involuntary release by way of overflow from tailings storage facilities, which may cause environmental damage. Environmental damage may result in fines or even in criminal sanctions for violations, in addition to the obligation to redress any environmental damages cause, all of which may negatively affect our results of operations or financial condition.

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Changes in tax laws, tax incentives and benefits, or differing interpretations of tax laws, may adversely affect our results of operations.

The Brazilian tax authorities have frequently implemented changes to tax regimes that may affect the Company and ultimately the demand of the Company's customers for the products the Company sells. These measures include changes in prevailing tax rates and enactment of taxes, both temporary and permanent. For example, the Brazilian government reduced the Reintegra tax credit available to exporters from 2% to 0.1% in order to offset tax cuts that it had implemented on diesel fuel in a proposal to end a truck driver's strike in June 2018. While this reduction does not materially affect the Company, it is demonstrative of the Brazilian government's ability to quickly make changes to Brazilian laws.

Some of these changes may increase the Company's tax burden, which may increase the prices the Company charges for the products the Company sells, restrict the Company's ability to do business in the Company's existing markets and, therefore, materially adversely affect the Company's results of operations. There can be no assurance that the Company will be able to maintain the Company's projected cash flows and results of operations following any increases in Brazilian taxes that apply to us and the Company's operations.

In addition, the Company currently receives certain tax benefits. There can be no assurance that these benefits will be maintained or renewed. Also, given the current Brazilian political and economic environment, there can be no assurance that the tax benefits the Company receives will not be judicially challenged as unconstitutional. If the Company is unable to renew the Company's tax benefits, such benefits may be modified, limited, suspended or revoked, which may adversely affect us.

Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with the Company's interpretations, the Company may be adversely affected.

During the 2022 presidential campaign, there were discussions regarding the implementation of a broad tax reform in Brazil, which may include the revocation of income tax exemptions over payment of dividends, which currently exist in Brazil. On December 15, 2023, after forty (40) years of discussions in Brazil, the members of Congress approved a broad tax reform by an amendment to the Brazilian's Constitution no. 45/2019, where, after a period of transition of seven (7) years (in 2033), one (1) tax (IVA dual) will replace five (5) different taxes (PIS, Cofins, ICMS, ISS and IPI). The first stage of tax reform implementation began in December 2025. During this phase, the company's ERP was configured to display the new taxes across all invoicing operations. We anticipate that the tax reform will not have a significant impact on our Brazilian operations. Our operations are exposed to political, economic and policy risks relating to operating in Brazil.

The Company's principal properties are located in Brazil. As in any foreign country, mineral exploration and mining activities may be affected to varying degrees by changes in political, social and financial stability, and inflation. Any shifts in political, social or financial stability conditions are beyond the control of the Company and may adversely affect the Company's business. Brazil's status as a developing country with an emerging market economy may make it more difficult for the Company to obtain sufficient financing required for the exploration and development of its properties due to real or perceived increased investment risk.

The Company's operations may also be adversely affected by changes in foreign government policies and legislation and other factors which are not within the control of the Company, including, but not limited to, renegotiation or nullification of existing contracts, claims or licenses, changes in mining policies or the legislation or regulatory requirements affecting mining or the personnel administering them, interruption of activities and other precautionary measures taken by the Brazilian government in response to political and economical instability, currency fluctuations and devaluations, exchange controls, factors (including withholding taxes) affecting foreign subsidiaries' abilities to remit funds to the Company, economic sanctions, royalty and tax increases and retroactive tax claims, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, volatility of financial markets and fluctuations in foreign exchange rates, labour disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted. The Company's operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company's operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, there may be a corresponding material adverse effect on the Company's business or operations.

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In the event of a dispute arising in connection with the Company's operations in a foreign jurisdiction where the Company conducts its business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company's activities in foreign jurisdictions could be substantially affected by factors beyond the Company's control, any of which could have a material adverse effect on the Company.

The Company may in the future enter into agreements in order to expand its business and activities beyond the jurisdictions in which it currently does so. Such an expansion may present challenges and risks that the Company has not faced in the past, any of which could materially adversely affect the results of operations and/or financial condition of the Company.

Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could have an adverse effect on us.

Brazil has historically experienced periods of high inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The inflation rate in Brazil, as reflected by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) published by the Brazilian Institute of Geography and Statistics or IBGE (Instituto Brasileiro de Geografia e Estatística), was 4.26% in 2025, 4.83% in 2024 and 4.62% in 2023.

As a result of inflationary pressures and macroeconomic instability, the Brazilian government has historically adopted monetary policies that have resulted in Brazil's interest rates being historically among the highest in the world. The Central Bank of Brazil sets the base interest rates (Sistema Especial de Liquidação e Custódia) (the "SELIC rate") generally available to the Brazilian banking system, based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. The SELIC rate was 15% on December 31, 2025, 12.25% on December 31, 2024 and 11.75% on December 31, 2023. Any future increase in interest rates could negatively affect our profitability and results of operations and could increase the costs associated with financing our operations.

Inflation and government measures to combat inflation, along with speculation about possible future governmental measures, have had and are expected to continue to have significant negative effects on the Brazilian economy, including heightened volatility in the Brazilian securities market. In addition, measures to control inflation have often and historically included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and limiting economic growth. On the other hand, these policies may be incapable of preventing increases in inflation rates. Furthermore, the absence of such policies may trigger increases in inflation rates and thereby adversely affect economic stability. In the event of an increase in inflation, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure, which may adversely affect us.

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Exchange rate fluctuations in Brazil against the U.S. dollar could adversely affect us.

Exchange rate instability may have a significant negative effect on the economies in which we operate and could adversely affect us. For example, the Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Since 1999, the Central Bank of Brazil has allowed the Brazilian real to U.S. dollar exchange rate to float freely, and during this period, the Brazilian real to U.S. dollar exchange rate has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.

Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the Brazilian real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. We cannot predict whether the Central Bank of Brazil or the Brazilian government will continue to let the Brazilian real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise. The Brazilian real may depreciate or appreciate substantially against the U.S. dollar and other currencies. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or there are substantial reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future.

As of December 31, 2023, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$4.8413 per $1.00. As of December 31, 2024, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$6.1917 per $1.00, which reflected a 27.89% devaluation of the Brazilian real against the U.S. dollar from 2023 rates. As of December 31, 2025, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5.5018 per $1.00, which reflected a 13.64% devaluation of the Brazilian real against the U.S. dollar from 2023 rates, though an 11.14% appreciation from 2024 rates.

As of December 31, 2023, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$4.8413 per $1.00, which reflected a 7.21% appreciation of the Brazilian real against the U.S. dollar during 2023. As of December 31, 2024, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$6.1917 per $1.00, which reflected a 27.91% devaluation of the Brazilian real against the U.S. dollar during 2024. As of December 31, 2025, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5.5018 per $1.00, which reflected an 11.4% appreciation of the Brazilian real against the U.S. dollar during 2025.

Also, the prices of certain raw materials used in our operations in Brazil are denominated in or linked to the U.S. dollar. When the Brazilian reais depreciates against the U.S. dollar, the cost in Brazilian reais of our U.S. dollar-linked raw materials increases, and our operating income in Brazilian reais decreases to the extent that we are unable to pass on these cost increases to our customers.

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In the course of our business, we may decide to enter into financial derivative transactions in the future to hedge our exposure to foreign currency exchange rate variations. However, we cannot assure you that these instruments will be available to us at favorable terms, if at all, or will fully hedge our exposure.

A devaluation of the Brazilian real against the U.S. dollar might also create inflationary pressures in Brazil and lead to increases in interest rates, which could adversely affect the growth of the Brazilian economy as a whole, and undermine our financial situation and operating results. On the other hand, the appreciation of the Brazilian real in relation to the U.S. dollar may undermine the economy growth driven by exports in Brazil.

Because of the degree of volatility and the uncertainty of the factors that impact the Brazilian real's exchange rate, it is difficult to predict future exchange rate movements. In addition, the Brazilian government may change its foreign currency policy, and any governmental interference in the exchange rate, or the implementation of exchange control mechanisms, could influence the Brazilian real's exchange rate. In light of the foregoing, there can be no assurance we will be able to protect ourselves against the effects of adverse fluctuations of the Brazilian real against the U.S. dollar.

Any further downgrading of Brazil's credit rating could adversely impact the Brazilian economy and our operations.

Credit ratings affect investors' perceptions of risk and, as a result, the trading value of securities and yields required on future debt issuance in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors, including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the prospect of changes in any of these factors.

Standard & Poor's credit rating for Brazil stands at BB with stable outlook. Moody's credit rating for Brazil was last set at Ba1 with positive outlook. DBRS' credit rating for Brazil was last reported at BB with stable outlook.1

Agency	Rating	Outlook	Date
Moody's	Ba1	Positive	Oct 01 2024
Moody's	Ba2	Positive	May 01 2024
S&P	BB	Stable	Dec 19 2023
DBRS	BB	Stable	Jul 28 2023
S&P	BB-	Positive	Jun 14 2023
S&P	BB-	Stable	Apr 06 2020

Any downgrade of Brazil's sovereign credit ratings could heighten investors' perception of risk and, as a result, adversely affect the Brazilian economy and our operations.

The developing consequences of the Samarco and Brumadinho dam failures may adversely affect us.

On November 5, 2015, the Samarco Mineração S.A. ("Samarco") iron ore operations experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu, resulting in the loss of 19 lives in the Mariana area and impacting other communities downstream and the environment of the Rio Doce basin. Samarco is a joint venture owned equally by BHP Billiton Brasil Limitada and Vale S.A.

___________________________________
1 Source: https://tradingeconomics.com/brazil/rating.

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On January 25, 2019, the Córrego do Feijão mine owned by Vale S.A. experienced a tailings dam failure that resulted in a release of mine tailings, resulting in 270 fatalities and impacting other communities downstream and the environment of the Rio Paraopeba.

The heightened awareness of mining impact particularly in Brazil following the Samarco and Brumadinho dam collapses in 2015 and 2019, respectively, as well as increased regulatory oversight may result in the amount and timing of future environmental and related expenditures to vary substantially from those currently anticipated. We may encounter delays in obtaining environmental and other operating licenses, or not be able to obtain and/or renew an authorization, permit and/or license. These events and additional costs may have a negative impact on our operations and have an adverse effect on our financial performance.

The heightened awareness of the potential impacts of mining activities following the Brumadinho dam failure as well as increased regulatory oversight may cause the amount and timing of future environmental and related expenditures to vary substantially from those currently anticipated and we may encounter delays in obtaining environmental and other operating licenses, or not be able to obtain and/or renew an authorization, permit and/or license. These events and additional costs may have a negative impact on our operations and have an adverse effect on our financial performance.

DIVIDENDS

The constating documents of the Company do not limit its ability to pay dividends on its Common Shares. However, the Company has not paid any dividends since incorporation. In addition, the payment of dividends in the future, if any, will be made at the discretion of the Board.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares. As of December 31, 2025, there were 83,673,905 Common Shares issued and outstanding. As of the date of this AIF, the Company had 97,328,456 Common Shares issued and outstanding, 1,607,033 Common Shares reserved for issuance pursuant to stock options ("Options") granted to directors, officers, employees and consultants, 1,122,552 Common Shares reserved for issuance upon vesting of restricted share units ("RSU"), and approximately 20,178,704 Common Shares reserved for issuance upon the exercise of share purchase warrants.

Common Shares

Holders of Common Shares are entitled to receive notice of and to attend any meetings of shareholders and shall have one vote per share at all meetings, except meetings at which only holders of another class or series of shares are entitled to vote separately as such class or series. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board and, upon liquidation, dissolution or winding up of the Company, are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

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Options and RSUs

On June 8, 2020, shareholders adopted a 10% rolling share compensation plan under which the Company may issue RSUs and Options to purchase Common Shares (the "Awards"). Unlike the Options, the RSUs do not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. The share compensation plan was amended and restated effective June 26, 2023 (the "A&R Plan").

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares trade on the TSX and NASDAQ under the symbol "LGO". The table below shows the price ranges and volume of trading for each month of the financial year ended December 31, 2025, and for each month of the current financial year up to the close of the day prior to the date of this AIF. Subsequent to the shareholder approval granted at the Company's special meeting of shareholders held on March 1, 2021, the Board implemented a consolidation of the Company's Common Shares on ten (10) pre-consolidation shares for one (1) post-consolidation share.

TSX Trading Price and Volume

Month	High (C$)	Low (C$)	Volume
(2026)
March 1-27	1.61	1.54	4,697,065
February	2.61	1.65	5,781,100
January	2.05	1.32	2,839,300
(2025)
December	1.51	1.23	1,344,700
November	1.75	1.23	2,155,300
October	3.71	1.52	4,099,400
September	2.76	1.93	911,600
August	2.15	1.75	535,300
July	2.55	1.69	1,012,300
June	1.94	1.59	677,100
May	2.20	1.50	649,700
April	2.41	1.56	587,400
March	2.85	2.20	472,900
February	3.24	2.37	767,800
January	2.71	2.37	322,800

NASDAQ Trading Price and Volume

Month	High ($)	Low ($)	Volume
(2026)
March 1-27	1.16	1.11	29,263,748
February	1.93	1.20	46,132,500
January	1.51	0.95	19,448,700
(2025)
December	1.15	0.88	8,471,000
November	1.25	0.85	10,635,000
October	2.70	1.09	67,919,700
September	2.00	1.41	6,397,200

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August	1.56	1.25	2,917,800
July	1.86	1.24	4,564,600
June	1.44	1.16	2,695,000
May	1.58	1.18	1,859,900
April	1.70	1.12	2,294,100
March	1.99	1.52	1,781,200
February	2.28	1.65	4,788,400
January	1.93	1.64	1,246,000

DIRECTORS AND OFFICERS

The following table sets forth the name, province of residence and position held with the Company of each director and executive officer effective as of the date of this AIF. All directors hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Residence	Current Position(s) with the Company	Principal Occupation

Alberto Arias Florida, United States	Executive Chair, Co-Chief Executive Officer(1) Director since: April 11, 2011 Committee Membership(s): Energy (Chair) Governance Sales	Mr. Arias is the founder and Portfolio Manager of Arias Resource Capital Management LP and has over twenty-five (25) years of experience in the field of international mining finance. Prior to founding Arias Resource Capital Management LP, Mr. Arias worked for eight years at Goldman, Sachs & Co., most recently acting as Managing Director and Head of Equity Research for metals and mining in the U.S., Canada and Latin America. Prior to Goldman Sachs, Mr. Arias worked for four years at UBS Warburg as Executive Director and Analyst covering the Latin American metals and mining sector.

Daniel Tellechea Arizona, United States	Co-Chief Executive Officer(1) Director since: July 9, 2015 Committee Membership(s): Operations Sales Energy	Mr. Tellechea has business experience in Brazil and extensive experience in international mining, most recently serving as President & CEO of Sierra Metals, Inc. between 2007 and 2014, a Toronto based mining company listed on both the TSX and the Lima Stock Exchange (BVL) with assets in Mexico and Peru. Prior to Sierra Metals, Mr. Tellechea was President and CEO of Asarco LLC from 2003 to 2005, he served as the Managing Director of Finance and Administration for Asarco's parent, Grupo Mexico from 1994 to 2003 and also served as Asarco's Chief Financial Officer and Vice-president of finance for Southern Copper Corporation from 1999 to 2003, which was majority owned by Grupo Mexico.

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Name and Residence	Current Position(s) with the Company	Principal Occupation

David Brace Ontario, Canada	Lead Director(2) Director since: June 26, 2012 Committee Membership(s): Audit (Chair) Operations (Chair) Compensation	Mr. Brace served as Chief Executive Officer of Karmin Exploration Inc. from September 2011 to October 2019. Between January through September of 2011, Mr. Brace served as President of Lambton Capital Inc., a private investment firm focused on evaluating mining investments. Prior to this, Mr. Brace served as the Chief Executive Officer and a director of GlobeStar Mining Corporation until that company's acquisition by Perilya Limited in December of 2010. Prior to this, Mr. Brace served as Executive Vice President of Business Development with Aur Resources until August of 2007. Mr. Brace has been appointed as Lead Director of the Company to assist in the management of the Board of Directors and resolve conflict of interest issues.

Jonathan Lee New York, United States	Director since: April 4, 2019 Director of LPV since: September 15, 2022 President, LCE Committee Membership(s): Audit Compensation (Chair) Governance (Chair) Sales (Chair) Operations Energy	Mr. Lee is a Director with the private equity firm Arias Resource Capital Management LP. Prior to Arias Resource Capital Management, Mr. Lee worked with Ambac Assurance Corporation, a global bond insurer. Prior to Ambac, Mr. Lee held positions with the investment firm Raging River Capital, the mining hedge fund Geologic Resource Partners LLC, and Byron Capital Markets Ltd. in Canada as a mining & metals equity research analyst. Additionally, Mr. Lee has prior experience as an Environmental Engineer with several construction and engineering firms. Mr. Lee previously sat on the boards of Park Lawn Company Ltd. and Bearing Lithium Corp. Mr. Lee earned his MBA from the Stern School of Business at New York University and holds a BS in Chemical Engineering with a minor in Economics from Tufts University.

Andrea Weinberg Sao Paolo, Brazil	Director since: April 26, 2023 Committee Membership(s): Audit	Ms. Weinberg is a Director of Cosan S.A. a Brazilian holding company of logistics, gas, fuels, lubricants and mining assets in Brazil. She has over twenty-five (25) years of experience in the financial markets working at companies such as BTG Pactual Asset Management, BlackRock for Latin American and Global Emerging Market funds, AllianceBernstein and Dynamo Administradora de Recursos covering commodities (metals & mining, pulp and paper and oil), among other things. Before joining the buy-side industry, Ms. Weinberg worked as a sell-side analyst at Merrill Lynch (2004 to 2007) and Goldman Sachs (1998 to 2004) covering the metals & mining sector. Ms. Weinberg holds a Bachelor of Science in Chemical Engineering from Universidade Federal do Rio de Janeiro and a Master's Degree in Financial Engineering & Operations Research from Columbia University.

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Name and Residence	Current Position(s) with the Company	Principal Occupation

Francesco D'Alessio Virginia, United States	Chief Commercial Officer(2)	Mr. D'Alessio has over seventeen (17) years of experience in metals sales and trading, including overseeing sales and shipment of vanadium, among other commodities, as well as additional experience in clean energy storage sales. Mr. D'Alessio currently serves as President of LCE, a subsidiary of Largo, overseeing the strategic review process to fully maximize the value of LCE, including its access to the innovative Largo Physical Vanadium Corp. structure. Mr. D'Alessio began his tenure at Largo in 2019 as Head of Sales, Americas, and was subsequently promoted to the position of Commercial Director, being actively involved in the overall sales strategy at the Company. His experience also includes co-founding and previously holding the title of Marketing and Sales Director at SiderAlloys Intl. SA, where he facilitated the company's global sales and raw material sourcing channels and go-to-market strategies. Prior to co-piloting the start-up of SiderAlloys in 2011, Mr. D'Alessio was Global Sales Manager of vanadium products for EVRAZ East Metals, where he managed all sales and marketing for the vanadium division. Mr. D'Alessio holds a Global Executive Master of Business Administration (GEMBA) from Bocconi University in Milan, Italy, and a Bachelor of Arts (B.A.) in Government and International Affairs from George Mason University in Fairfax, VA, USA.

Luis Rendón Bahia, Brazil	Chief Operating Officer(3)	Mr. Luis Rendón is a metallurgical engineer with over forty (40) years of experience in mineral processing, plant operations, and cost optimization. He has held senior leadership roles at Sierra Metals, Compañía Minera Kolpa, and Pan American Silver, where he managed plant expansions, implemented advanced metallurgical techniques, and optimized production processes to improve efficiency and cost control. At Largo, he has been instrumental in enhancing process performance and supporting operational realignment efforts at the Maracás Menchen Mine. Luis has also worked as an independent consultant, advising mining operations on production planning and metallurgical enhancements. Luis holds a degree in Metallurgical Engineering from Universidad Nacional de San Agustín (UNSA) in Arequipa, Peru.

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Name and Residence	Current Position(s) with the Company	Principal Occupation

David Harris Ontario, Canada	Former Chief Financial Officer	Mr. David Harris is the former Chief Financial Officer at Largo, where he led the Finance & Accounting, Investor Relations, Treasury, and Information Technology teams. Mr. Harris has over twenty (20) years of progressive experience in finance leadership, including the last ten (10) years as the Corporate Controller at Largo. Prior to Largo, he was the Director of Financial Reporting and Director of Accounting Policy at IAMGOLD Corp. Prior to IAMGOLD, Mr. Harris held various positions at PricewaterhouseCoopers LLP, with the most recent being Senior Manager, where he led global engagements of multi-national public and private mining companies. Mr. Harris is a Chartered Professional Accountant (CPA, CA) in Ontario and a Fellow of the Institute of Chartered Accountants of England and Wales (FCA). He holds a Master of Science with Honors in Physics from the University of Nottingham.

Diogo Silva Bahia, Brazil	Chief Financial Officer(4)	Mr. Diogo Silva is the Chief Financial Officer at Largo. Mr. Silva has over twenty (20) years of progressive experience in financial leadership in the mining sector, including the last fourteen (14) years as the finance leader at Largo in Brazil. Mr. Silva has extensive experience in leading technical accounting functions as Financial and Statutory Director, partnering closely with Operations and Boards on long-term investments, business planning, budget management, and cost optimization and brings strong IFRS specialist expertise to ensure legal financial reporting requirements are met. Mr. Silva has obtained a Bachelor's degree in Accounting Sciences from Anisio Teixeira College and Chartered Professional Accountant (CRC) with the Regional Accounting Council in the state of Bahia, Brazil.

Luander Peixoto Bahia, Brazil	General Counsel	Mr. Luander Peixoto is General Counsel at Largo. Mr. Luander has more than fifteen (15) years of experience in boutique law firms and in-house Legal departments of Canadian and American multinationals in the agribusiness and mining segments. Experience in private equity companies, national and foreign investment funds, offshore (Delaware, BVI, Cayman), holding, trading, and implementation of greenfield mining projects. Generalist and business-oriented performance, focused on risk mitigation and the identification of business opportunities. Solid knowledge in the legal area and related fields, including corporate, M&A, project finance, mining, environmental licensing, contracts, strategic litigation, compliance, data protection, tax planning, labor and union relations, land regularization, and management of insurance and contracts. Master (LL.M.) in Business Law from Fundação Getúlio Vargas. Specialist in Public Law from Uniderp. Bachelor of Laws from Centro Universitário de Goiás. Member of the National Legal Commission of Ibram - Brazilian Mining Institute and alternate member of Sindimiba - Union of Extractive Industries of Metallic Minerals, Noble and Precious Metals, Precious and Semiprecious Stones, and Magnesite in the State of Bahia.

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Note:

(1) On November 13, 2025, Largo announced and made effective the appointment of Alberto Arias and Daniel Tellechea as Co-Chief Executive Officers of the Company.

(2) On November 13, 2025, Largo announced and made effective the appointment of David Brace as the Lead Director of the Company.

(3) On November 13, 2025, Largo announced the appointment of Luis Rendón as Chief Operating Officer of the Company, as the successor to Gordon Babcock, effective December 10, 2025.

(4) On November 13, 2025, Largo announced and made effective the appointment of Diogo Silva as Chief Financial Officer of the Company as the successor to David Harris, who resigned effective December 5, 2025.

Mr. Alberto Arias is the sole director of the general partner, Arias Resource Capital GP II Ltd., for Arias Resource Capital Fund II LP and Arias Resource Capital Fund II (Mexico) LP which, as at the date of this AIF, in aggregate beneficially own 28,032,473 of our Common Shares representing approximately 44% of our outstanding Common Shares. Mr. Arias also controls, directly and indirectly, 6,547 Common Shares representing approximately 0.01% of our outstanding Common Shares. Our remaining directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 57,777 Common Shares, representing less than 0.9% of the total number of Common Shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, no director, executive officer or chief financial officer of the Company:

(a) is, as at the date of this document, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than thirty (30) consecutive days; (ii) was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b) has, within the ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

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Except as set out below, no director or executive officer of the Company, or a shareholder holding sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies. For a list of the other reporting issuers in which directors of the Company also serve as directors, please see the most recent management information circular of the Company dated June 19, 2024 for the Company's July 29, 2024 annual and special meeting of shareholders. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will step out of the room during discussions and abstain from voting for or against the approval of such participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

AUDIT COMMITTEE DISCLOSURE

The purposes of the audit committee of the Board (the "Audit Committee") are to assist the Board's oversight of: (i) the integrity of the Company's financial statements; (ii) the Company's compliance with legal and regulatory requirements; (iii) the qualifications and independence of the Company's independent auditors and; (iv) the performance of the independent auditors and the Company's internal audit function.

National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators governs composition and function of audit committees for every TSX listed company, including the Company. NI 52-110 requires the Company to have a written audit committee charter and to make the disclosure required by Form 52-110F1, which includes disclosure of the text of the audit committee charter in the management information circular of the Company wherein management solicits proxies from the security holders of the Company for the purpose of electing directors to the Board.

Audit Committee Charter

The Board has developed a written Audit Committee charter (the "Charter"). A copy of the Charter is attached hereto as Schedule "B".

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Composition of the Audit Committee

As of the December 31, 2025, the Audit Committee was comprised of three directors: David Brace (Chair), Jonathan Lee and Andrea Weinberg, all of whom were independent and are financially literate, as such terms are defined in NI 52-110.

Relevant Education and Experience

For a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee, see "Directors and Officers".

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non- audit services.

Audit Fees

KPMG LLP agreed upon fees for audit services were C$1,481,700 in the fiscal year ended December 31, 2025, and C$1,361,729 in the fiscal year ended December 31, 2024.

Audit-Related Fees

KPMG LLP fees incurred for assurance and related services not included in audit fees above were C$167,750 in the fiscal year ended December 31, 2025, and nil in the fiscal year ended December 31, 2024.

Tax Fees

KPMG LLP fees incurred for professional tax services rendered were C$169,436 and €150,474 in the fiscal year ended December 31, 2025, and C$207,902 and €86,651 in the fiscal year ended December 31, 2024. The professional tax services related to tax compliance, tax planning and other related tax services.

All Other Fees

KPMG LLP fees incurred for other advisory services rendered were nil in the fiscal year ended December 31, 2025, and nil in the fiscal year ended December 31, 2024.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as disclosed below, to the best of the Company's knowledge, there were no legal proceedings during the year ended December 31, 2025 to which the Company was a party or of which any of the Company's property was subject that would have had a material adverse effect on the Company, nor are there any such legal proceedings existing or contemplated to which the Company is a party or of which any of the Company's property is subject that would have a material adverse effect on the Company.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the fiscal year ended December 31, 2025 or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company. The Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2025.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or any person or company who or that beneficially owns, or controls or directs, directly or indirectly, more than ten percent (10%) of the Company's Common Shares (or any associate of affiliate of that person or company) has had any direct or indirect material interest in any transaction involving the Company since January 1, 2022 to the date hereof, or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries other than as disclosed herein.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent is TSX Trust Company which is located in Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into by the Company in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into during the financial year ended December 31, 2025, or which remain in effect and can reasonably be regarded as presently material are:

  Governance Agreement, see "Glossary"; and
  Director Nomination Agreement, see "Glossary".
INTERESTS OF EXPERTS

Porfírio Cabaleiro Rodriguez, Mining Engineer, BSc (Min Eng), MAIG employed by GE21, Guilherme Gomides Ferreira, Mining Engineer, BSc (Min Eng), MAIG, associated to GE21, Fabio Valério Xavier, Geologist, BSc, Geol, MAIG, associated to GE21, Paulo Roberto Bergmann, B.Sc Min Eng, FAusIMM, associated to GE21, and Branca Horta Abrantes, B.A.Sc Geogr, MBA, MAIG, associated to GE21 were the authors of the Technical Report - see "Description of the Business - Material Project - Maracás Menchen Mine".

To the knowledge of the Company, none of the aforementioned individuals had an interest in any securities or other properties of the Company, its associates or affiliates as at the date the individual prepared the applicable report or as at the date hereof, and none of the aforementioned individuals holds any other interest in the assets of the Company nor do they expect to receive such an interest.

The Company's Independent Registered Public Accounting Firm is KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, who have issued an independent auditor's report dated March 31, 2026 in respect of the Company's consolidated financial statements as at and for the year ended December 31, 2025. KPMG LLP has advised that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and Public Company Accounting Oversight Board Rule 3520 Auditor Independence.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under the Company's stock option plan is contained in the management information circular of the Company dated April 7, 2025.

2025 ANNUAL INFORMATION FORM	79

Additional financial information is provided in the Company's annual consolidated financial statements and management's discussion and analysis for the year ended December 31, 2025. These documents and other information about the Company can be found on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of your company's securities and securities authorized for issuance under equity compensation plans is contained in the Company's management information circular dated April 7, 2025 for the annual meeting of its shareholders held on May 12, 2025. This document can be found on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information about our LPV subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR+ at www.sedarplus.com.

2025 ANNUAL INFORMATION FORM	80

SCHEDULE A
GLOSSARY

The following is a glossary of certain terms used in this AIF. Words below importing the singular, where the context requires, include the plural and vice versa, and words importing any gender include all genders.

"AIF"	means this annual information form.

"ARC Funds"	means, collectively, Arias Resource Capital Fund LP, Arias Resource Capital Fund II LP and Resource Capital Fund II (Mexico) LP.

"Audit Committee"	means the audit committee of the Board.

"Board"	means the board of directors of the Company.

"Campbell Pit"	refers to the main vanadium deposit, the Campbell deposit, of the Maracás Menchen Mine.

"Campo Alegre Project"	means the Campo Alegre de Lourdes iron-titanium-vanadium exploration project in Brazil.

"CFPOA"	means the Corruption of Foreign Public Officials Act of Canada.

"Common Shares"	means the common shares in the capital of the Company.

"Currais Novos Project"	means the Currais Novos tungsten tailings project in Rio Grande De Norte, Brazil.

"Director Nomination Agreement"	means the amended and restated director nomination agreement entered into between the Company and ARC Funds in May 2015, as amended and restated March 2016, enabling them to designate (a) a total of three (3) additional persons to be nominated for election to Largo's Board for election by Largo shareholders for so long as the ARC Funds, whether individually or together, own at least 50% of the issued and outstanding Common Shares, (b) a total of two (2) additional persons to be nominated for election to Largo's Board for election by Largo shareholders for so long as the ARC Funds, whether individually or together, own less than 50% but not less than 40% of the issued and outstanding Common Shares, and (c) a total of one (1) additional person to be nominated for election to Largo's Board for election by Largo shareholders, for so long as the ARC Funds, whether individually or together, own less than 40% but not less than 20% of the issued and outstanding Common Shares. These nomination rights are supplemented the ARC Funds' existing right to nominate one (1) director to the Board under the Governance Agreement.

"ESG"	means environmental, social and governance.

"FCPA"	means the Foreign Corrupt Practices Act of the United States.

"feasibility study"	is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre Feasibility Study.

2025 ANNUAL INFORMATION FORM	A-1

"FeV"	means Ferrovanadium, an alloy formed by combining iron (Fe) and vanadium (V).

"GAAP"	means Generally Accepted Accounting Principles.

"GAN"	means Gulçari A North.

"GE21"	means GE21 Consultoria Mineral Ltda.

"Governance Agreement"	means the amended and restated investor nomination rights and governance agreement, made as of the 9th day of March, 2012, by the Company and the Lead Investors pursuant to which the Lead Investors are each entitled, among other things, to nominate one director to the Board so long as their holding of Common Shares represents no less than 10% of the issued and outstanding Common Shares.

"IFRS"	means the International Financial Reporting Standards.

"Indicated Mineral Resource"	is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

"INEMA"	means Instituto do Meio Ambiente e Recursos Hídricos.

"Inferred Mineral Resource"	is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

"kg"	means kilogram.

"km"	means kilometre.

2025 ANNUAL INFORMATION FORM	A-2

"kt"	thousand tonnes.

"ktpy"	kilotonnes per year.

"Largo Ireland"	means Largo Commodities Trading Limited, a 100% owned subsidiary of the Company.

"Largo USA"	Largo Resources USA Ltd.

"LCE"	Largo Clean Energy Corporation, a 100% subsidiary of the Company.

"LDES"	means long duration energy storage.

"Lead Investors"	means ARC Funds, EP Cayman Ltd., Eton Park Master Fund, Ltd. and Ashmore Cayman SPC No. 2 Limited.

"LPV"	Largo Physical Vanadium Corp.

"LVMSA"	means Largo Vanádio de Maracás S.A., a subsidiary of the Company.

"m"	means metre.

"Maracás Menchen Mine"	means the Maracás vanadium mine in Bahia State, Brazil, later renamed the Maracás Menchen Mine, which includes the Campbell Pit and the Ford Facility.

"Maracás Menchen Project"	means the vanadium deposit property in the municipality of Maracás in eastern Bahia State, Brazil.

"Measured Mineral Resource"	is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

"Mineral Reserve"	is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre Feasibility Study or Feasibility Study.

2025 ANNUAL INFORMATION FORM	A-3

"Mineral Resource"	is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

"Modifying Factors"	are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"NAN"	means Novo Amparo Norte.

"NAO"	means Novo Amparo.

"Near Mine Targets" or "NMT"	has the meaning given to that term under heading "Description of the Business - Material Project - Maracás Menchen Mine".

"NI 43-101"	means the Canadian Securities Administrators National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

"Northern Dancer Project"	means the tungsten-molybdenum deposit property in Yukon Territory, Canada.

"Pre Feasibility Study"	is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre Feasibility Study is at a lower confidence level than a Feasibility Study.

"Probable Mineral Reserve"	is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve"	is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"Qualified Person"	has the meaning as described in NI 43-101.

2025 ANNUAL INFORMATION FORM	A-4

"SESR Policy"	means the Company's Safety, Environment and Social Responsibility Policy.

"TiO2"	means titanium dioxide.

"t/a" or "t/y"	means tonnes per annum (year).

"Technical Report"	has the meaning given to that term under heading "Description of the Business - Material Project - Maracás Menchen Mine".

"tonnes" or "t"	means metric tonnes, where 1 tonne = 1,000 kg.

"TSX"	means the Toronto Stock Exchange.

"V2O3"	means vanadium trioxide.

"V2O5"	means vanadium pentoxide, the form vanadium is, generally, converted to following extraction.

"vanadium"	vanadium is a naturally occurring chemical element with the symbol "V" and atomic number 23. It is a hard, silvery-grey, ductile, malleable transition metal.

"VPURE Flakes"	V2O5 flakes, have a guaranteed vanadium content of 98.5% and typical vanadium content of 99.0%.

"VPURE+ Flakes"	high purity V2O5 flakes, have a guaranteed vanadium content of 99.0% and a typical vanadium content of 99.9%.

"VPURE+ Powder"	V2O5 powder, has a guaranteed vanadium content of 99.0% and a typical vanadium content of 99.9%.

References to various elements, where not defined above, have the meaning given to them in the periodic table which is available in the public domain.

2025 ANNUAL INFORMATION FORM	A-5

SCHEDULE B
AUDIT COMMITTEE CHARTER

LARGO INC.

This charter (the "Charter") sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Largo Inc. ("Largo").

1. PURPOSE

1.1 The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

  financial reporting and disclosure requirements;
  ensuring that an effective risk management and financial control framework has been implemented and tested by management of Largo; and
  external and internal audit processes.

2. COMPOSITION AND MEMBERSHIP

2.1 The Board will appoint the members ("Members") of the Committee after the annual general meeting of shareholders of Largo. The Members will be appointed to hold office until the next annual general meeting of shareholders of Largo or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director.

2.2 The Committee will consist of at least three directors, all of whom must be an "Independent Director"2 , taking into account the rules and regulations of any securities regulatory authorities and/or stock exchanges that may be applicable to Largo. All Members must be "Financially Literate"3  and the Committee shall have at least one Member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. In addition, Members (i) must not, directly or indirectly, accept any consulting, advisory, or other compensatory fee from Largo (or any subsidiary), other than for Board or Committee service; (ii) must not be an "Affiliated Person"4  of Largo or any of its subsidiaries; and (iii) must not have participated in the preparation of Largo's financial statements or those of any current Largo subsidiary at any time during the past three years. Each Member must also be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of such Member's independent judgment.

____________________________________
2 An "Independent Director" is a director who is "independent" as the term is defined in both NI 52-110 and Nasdaq Rule 5605(a)(2), as each may be amended from time to time, and is, without limitation, a person other than an executive officer or employee of Largo or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
3 "Financially Literate" means the ability to read and understand a set of fundamental financial statements, including Largo's balance sheet, income statement, and cash flow statement, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in Largo's financial statements.
4 "Affiliated Person" means an "affiliate" of, or a person "affiliated" with, a specified person, which is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

2025 ANNUAL INFORMATION FORM	B-1

2.3 The Board will appoint one of the Members to act as the Chair of the Committee. The secretary of Largo (the "Corporate Secretary") will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. In the absence of the Corporate Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

3. MEETINGS

3.1 Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

3.2 At the request of the external auditors of Largo, the Chief Executive Officer or the Chief Financial Officer of Largo or any Member of the Committee, the Chair will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

3.3 The Chair, if present, will act as the Chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, then the Members present may select one of their number to act as Chair of the meeting.

3.4 Two Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolution signed by all Members.

3.5 The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee will meet in camera without management at each meeting of the Committee.

3.6 In advance of every regular meeting of the Committee, the Chair, with the assistance of the Corporate Secretary, will prepare and distribute to the Members and others, as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Largo to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.

4. DUTIES AND RESPONSIBILITIES

4.1 The duties and responsibilities of the Committee as they relate to the following matters are to:

Financial Reporting and Disclosure

4.2 Review and recommend to the Board for approval, the audited annual financial statements, including the auditors' report thereon, the quarterly financial statements, management discussion and analysis, financial reports, guidance with respect to earnings per share, and any public release of financial information through press release or otherwise, with such documents to indicate whether such information has been reviewed by the Board or the Committee.

2025 ANNUAL INFORMATION FORM	B-2

4.3 Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectus, annual information form, annual report to shareholders, management proxy circular, material change disclosure of a financial nature, and similar disclosure documents.

4.4 Review with management of Largo and with external auditors significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards ("IFRS"), all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Largo's financial position and the results of its operations in accordance with IFRS, as applicable.

4.5 Annually review Largo's Corporate Disclosure Policy and recommend any proposed changes to the Board for consideration.

4.6 Review the minutes from each meeting of the disclosure committee, established pursuant to Largo's Corporate Disclosure Policy, since the last meeting of the Committee.

4.7 Coordinate with and provide information to the Governance Committee as required in connection with the Governance Committee's responsibilities relating to environmental, social and governance ("ESG") related disclosure, policies and procedures, in particular relating to anti-bribery and corruption, cybersecurity and risk management generally.

Internal Controls and Audit

4.8  Review and assess the adequacy and effectiveness of Largo's system of internal control and management information systems, through discussions with management and the external auditor to ensure that Largo maintains:

(a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Largo's transactions;

(b) effective internal control and management information systems (including to address cybersecurity threats); and

(c) adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of Largo at any particular time.

4.9 Satisfy itself that management has established adequate procedures for the review of Largo's disclosure of financial information extracted or derived from Largo's financial statements.

4.10 Satisfy itself that management has periodically assessed the adequacy of internal controls, systems and procedures in order to ensure compliance with regulatory requirements and recommendations.

4.11 Review and discuss Largo's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities, and the integration of relevant ESG risks into Largo's enterprise risk management (ERM) monitoring and control procedures.

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4.12 Review and assess, and in the Committee's discretion make recommendations to the Board regarding, the adequacy of Largo's risk management policies and procedures with regard to identification of Largo's principal risks and implementation of appropriate systems to manage such risks, including, without limitation, an assessment of the adequacy of insurance coverage maintained by Largo.

4.13 Review and assess annually, and in the Committee's discretion make recommendations to the Board regarding Largo's investment policy.

External Audit

4.14 Be directly responsible for recommending the appointment, compensation, retention and termination of the external auditor and for oversight of the work of any external auditors for Largo.

4.15 Ensure the external auditors report directly to the Committee on a regular basis.

4.16 Review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards.

4.17 Review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors.

4.18 Review the audit plan of the external auditors prior to the commencement of the audit.

4.19 Establish and maintain a direct line of communication with Largo's external and internal auditors.

4.20 Meet in camera with only the auditors, with only management, and with only the Members of the Committee.

4.21 Review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditor's team.

4.22 Oversee the work of the external auditors appointed by the shareholders of Largo with respect to preparing and issuing an audit report or performing other audit, review or attest services for Largo, including the resolution of issues between management of Largo and the external auditors regarding financial disclosure.

4.23 Review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of Largo, and the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences.

4.24 Discuss with the external auditors their perception of Largo's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review, and availability of records, data and other requested information and any recommendations with respect thereto.

4.25 Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

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4.26 Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Associated Responsibilities

4.27 Monitor and periodically review the Whistleblower Policy and associated procedures for:

(a) the receipt, retention and treatment of complaints received by Largo regarding accounting, internal accounting controls or auditing matters;

(b) the confidential, anonymous submission by directors, officers and employees of Largo of concerns regarding questionable accounting or auditing matters; and

(c) any violations of any applicable law, rule or regulation that relates to corporate reporting and disclosure, or violations of Largo's Code of Business Conduct & Ethics, Anti-Corruption & Bribery Policy or other governance policies.

4.28 Review and approve Largo's hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditor of Largo.

Non-Audit Services

4.29 Pre-approve all audit and non-audit services to be provided to Largo or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its Members the authority, within certain limits, to pre-approve audit and non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such preapproval.

Oversight Function

4.30 While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Largo's financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Largo, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out their duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a Member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Largo's financial information or public disclosure.

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5. REPORTING

5.1 The Chair will report to the Board at each Board meeting on the Committee's activities since the last Board meeting. The Committee will annually review and approve the Committee's report for inclusion in the management proxy circular. The Corporate Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

6. ACCESS TO INFORMATION AND AUTHORITY

6.1 The Committee will be granted unrestricted access to all information regarding Largo and all directors, officers and employees will be directed to cooperate as requested by Members of the Committee. The Committee has the authority to retain, at Largo's expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with internal and external auditors.

7. FUNDING

7.1 Largo must provide for appropriate funding, as determined by the Committee, for the payment of: (i) compensation to any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Largo; (ii) compensation to any advisors employed by the Committee pursuant to Section 6.1 hereof; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

8. REVIEW OF CHARTER

8.1 The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

As approved on March 15, 2022.

Updated November 23, 2022.

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